

Annual Report 2009

Move & More. OMV

At a glance

EUR mn	2009	2008	Δ
Sales	17,917	25,543	(30)%
EBIT	1,410	2,340	(40)%
Net income after minorities	572	1,374	(58)%
Clean CCS EBIT [1]	1,418	3,405	(58)%
Clean CCS net income after minorities [1]	596	1,942	(69)%
Cash flow from operating activities	1,847	3,214	(43)%
Capital expenditure	2,355	3,547	(34)%
EUR			
Earnings per share	1.91	4.60	(58)%
Clean CCS earnings per share [1]	1.99	6.50	(69)%
Cash flow per share	6.18	10.76	(43)%
Dividend per share	1.00	1.00	0%
%			
Return on average capital employed (ROACE)	6	12	(51)%
Return on equity (ROE)	7	16	(52)%

[1] Clean CCS figures exclude inventory holding effects resulting from the fuels refineries. The CCS result is reported since 2009; for reasons of comparability 2008 numbers have been adjusted accordingly.

Net income after minorities in EUR mn


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,256
1,383
1,579
1,374
572
2005
2006
2007
2008
2009

Capital expenditure in EUR mn


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,439
2,518
4,118
3,547
2005
2006
2007
2008
2009

ROACE in %


25
20
15
10
5
0
20
18
16
12
6
2005
2006
2007
2008
2009

Payout ratio in %


55
50
45
40
35
30
25
20
15
10
5
0
21
23
24
22
52
2005
2006
2007
2008
2009

Exploration and Production



Production in 1,000 boe/d
400
350
300
250
200
150
100
50
0
338
324
321
317
317
2005
2006
2007
2008
2009
Oil and NGL
Gas



Proved reserves in mn boe
1,500
1,250
1,000
750
500
250
0
1,365
1,289
1,216
1,206
1,188
2005
2006
2007
2008
2009
Oil and NGL
Gas

Refining and Marketing



Marketing market share in %
20
18
15
13
10
8
5
3
0
18
20
20
20
20
2005
2006
2007
2008
2009



Refining sales volumes in mn t
25
20
15
10
5
0
22.0
23.0
21.4
22.6
21.5
2005
2006
2007
2008
2009
thereof Petrom

Gas and Power



Gas sales in bcm
16
14
12
10
8
6
4
2
0
8.9
14.1
13.1
12.8
13.1
2005
2006
2007
2008
2009
thereof Petrom



Contracted gas storage volume for third parties in bcm
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.45
1.53
2.01
2.19
2.21
2005
2006
2007
2008
2009

Contents





2009 was certainly a tough year, and that applied to OMV Group too. In a harsh economic environment, it is vital to find the right answers to the many critical questions that confront a business like ours. Growth, sustainability, transparency, the environment, the economy, capital markets and integration – these are just some of the issues we have to consider on a daily basis. This annual report outlines our response to those issues.

The OMV Group is very well equipped to meet the challenges posed by market turmoil. Thanks to our sound financial structure, our highly integrated operations and a tighter focus on cost control, we have weathered the storms of 2009 very well and can look forward to the future with optimism.



Economy

It is important for OMV to be economically successful, not only for the sake of our shareholders. High profits benefit many others as well. Our positive economic performance helps finance the substantial investments we make in every business area around the globe.

Equally important is the fact that we are a major regional employer and taxpayer, with a huge number of suppliers. Many of our business stakeholders are dependent on capital flows from OMV. Even when times are tough we make a point of maintaining long-term relationships with them that are based on fairness.

Through wages and salaries, taxes and duties and large purchasing volumes, every OMV location spurs regional economic development and creates added value.


"Am I too forceful?"
"Don't worry, I can take it."

Environm

We explore and [illegible] oil and gas resources and supply energy to [illegible]0 million people. Our top priorities include impl[illegible]mate protection measures at our production sit[illegible] as high quality standards for our products. We p[illegible] alternative energy sources and have set ourselves [illegible]ets to address climate change issues.

We seek to m[illegible]the impacts of our activities on the earth's re[illegible] and ecosystems. Our environmental practices in[illegible]icient water use, proper waste treatment [illegible]isposal, emission reductions, and pollution prevention [illegible]asures. We operate with scrupulous care in areas t[illegible]re rich in biodiversity.


"There is a burning issue that must be addressed."


"I know, it's global warming."

[illegible]ital Markets

[illegible]MV is an active participant in the international capital markets. Whether through the company's share[illegible] on the Vienna Stock Exchange or through bond[illegible]nder the newly established [illegible]ro Medium Term N[illegible]n, the company [illegible]aches out to investors and [illegible] involvement and financial support.

OMV has been assessed by two of the leading international rating agencies, Moody's Investors Service and Fitch Ratings, which have respectively assigned OMV an A3 and an A- credit rating, both with a "stable" outlook, emphasizing the Group's strong credit profile.

We are aware of the trust that market participants place in us when investing in OMV and we are committed to return this trust through our business performance.


"Tell me one of your best attributes."

"I am always liquid."

Executive Board



From left to right: Helmut Langanger, Gerhard Roiss, Wolfgang Ruttenstorfer, David C. Davies, Werner Auli

Wolfgang Ruttenstorfer (*1950)
Chairman and Chief Executive Officer since January 1, 2002. Responsible for the overall management and coordination of the Group. A graduate of the Vienna University of Economics and Business Administration, he began his career with OMV in 1976. He was a member of the Executive Board from 1992 to 1997. After serving as Austrian Secretary of State for Finance between 1997 and 1999, he returned to the OMV Group as Deputy Chief Executive Officer with responsibility for Finance and the Gas segment at the beginning of 2000.

Gerhard Roiss (*1952)
Deputy Chairman responsible for Refining and Marketing including petrochemicals and chemicals since January 1, 2002. Gerhard Roiss received his business education at Vienna, Linz and Stanford Universities and subsequently had senior appointments at various companies in the consumer goods industry. In 1990, he was appointed to the board of PCD Polymere GmbH. In 1997 he joined the OMV Group Executive Board, heading up Exploration and Production and Plastics until the end of 2001.

Werner Auli (*1960)
Member of the Executive Board responsible for Gas and Power since January 1, 2007. Werner Auli joined OMV in 1987 after graduating from the Vienna University of Technology. From 2002 to 2004, he was managing director of EconGas GmbH, from 2004 on he was managing director of OMV Gas GmbH and since 2006 he has been managing director of OMV Gas & Power GmbH.

David C. Davies (*1955)
Chief Financial Officer since April 1, 2002. David Davies graduated from the University of Liverpool, UK with a degree in Economics in 1978, and began his working life as a chartered accountant. He subsequently held positions with international corporations in the beverage, food and health industries. Before joining OMV he was finance director at a number of British companies.

Helmut Langanger (*1950)
Executive Board member responsible for Exploration and Production since January 1, 2002. Helmut Langanger studied Economics in Vienna after graduating from the Leoben University of Mining and Metallurgy. He joined OMV in 1974. In 1992, he was appointed Senior Vice President for Exploration and Production, and in this position he played a key role in building up the Group's international E&P portfolio.

Statement of the Chairman of the Executive Board

Dear shareholders,
2009 was not a year for the faint-hearted. It will be remembered for global economic storms that did not leave our industry unscathed. In this challenging environment our far-sighted planning, robust financial structure and integration strategy showed themselves to be safeguards of sustainable success. These strengths enabled us to:

- Increase production steadily in the course of the year;
- Improve our cost base by driving and cost control programs;
- Progress the key projects in our Gas and Power segment, such as the Nabucco gas pipeline, and the power plants in Romania and Turkey; and
- Propose an unchanged dividend to shareholders at the upcoming Annual General Meeting.

I would now like to discuss our annual results and the operational highlights of 2009 in detail, before turning to our strategy and the outlook for our Group.

Results for 2009
2009 was shaped by the global economic crisis in many ways. For instance, the average dollar price of Brent was 37% down year-on-year, and remained highly volatile, climbing from USD 40/bbl at the start of the year to almost USD 80/bbl by mid-November. Group earnings were hit by significantly lower average oil prices, tighter refining margins and reduced sales volumes across almost all of our markets as a result of the crisis. In this adverse economic environment, OMV posted earnings before interest and taxes (EBIT) of EUR 1.4 bn – a 40% year-on-year fall. Petrom's EBIT contribution rose to EUR 382 mn, mainly reflecting a sharp decrease in net special charges. The net financial result of EUR (228) mn deteriorated because of lower dividend income following the MOL disposal, a lower contribution from associates and higher net interest expense. Clean CCS net income after minorities was EUR 596 mn. Despite heavy investment in recent years (EUR 2.4 bn in 2009), the gearing ratio was only 33% at the balance sheet date. In recognition of the confidence that shareholders have placed in OMV, even in troubled economic times, we will be recommending an unchanged dividend of EUR 1 per share at the Annual General Meeting in May 2010. This represents a payout ratio of 52% (2008: 22%).

Unchanged dividend proposal in difficult economic times

Solid financial structure as a strong backbone

OMV's integration strategy and its sound finances have proved to be pillars of strength, even at times of economic turbulence. While earnings [illegible] under pressure, we succeeded in strengthen[illegible] our balance sheet – thanks mainly to the [illegible] of the 2[illegible] and the [illegible] which [illegible] positive feature of the year was the improvement in the Group's cost base. We are on track to hit our target of reducing costs by EUR 300 mn by the end of 2010.

Exploration and Production (E&P) steadily increased output in the course of 2009 thanks to new fields such as Maari (New Zealand) and Komsomolskoe (Kazakhstan), brought on stream during the year. In order to secure additional reserves and future production, OMV also acquired new exploration licenses in the Kurdistan Region of Iraq, Norway and Pakistan. An important milestone in this context was the purchase of a 10% stake in Pearl Petroleum Company Limited in the Kurdistan Region of Iraq, opening the way for participation in the appraisal, development and production of two large gas fields.

Refining and Marketing (R&M) faced a particularly challenging environment in 2009, especially for middle distillates, with no clear signs of recovery in our downstream markets. This prompted us to revise our investment plan for the Romanian refineries and to introduce a new framework for Petrom's future refining strategy. We also continued to optimize our filling station network and divested underperforming sites. After negotiations with Dogan Holding on the possible acquisition of its interest in Petrol Ofisi, we decided to maintain the existing stable partnership, as we continue to regard Turkey as a major growth market.

Gas and Power (G&P) made steady progress with its key projects, including the Nabucco gas pipeline, and the gas-fired power plants in Romania and Turkey. In July 2009, the Nabucco Gas Pipeline International GmbH was able to announce the signature of the Intergovernmental Agreement between the Nabucco transit countries. In December 2009, the Central European Gas Hub and the Vienna Stock Exchange launched spot trading on a jointly operated gas exchange.

3plus strategy to meet future challenges

Strategy

OMV's position as the leading energy Group in Central and Southeastern Europe is the product of a clear regional development process. We began expanding into Central and Eastern Europe in the early 1990s, and extended our footprint to Southeastern Europe when we bought into Petrom in 2004. We entered the Turkish market with our investment in Petrol Ofisi in 2006. Our core markets are surrounded by the E&P regions, which are in many cases supplying our other business segments. Parallel to regional expansion, OMV has also transformed itself from a pure oil and gas company into an integrated energy Group by extending the gas supply chain through to power generation.

Our strategic framework for sustainable growth is the "3plus" strategy. This seeks to make the most of the integration and expansion potential of our three businesses (E&P, R&M and G&P) and the growth potential of our three markets (Central Europe, Southeastern Europe and Turkey), drawing on our three values (Professionals, Pioneers, Partners). Our expertise and the integration of our operations are our Group's strongest competitive advantages.

OMV's vision is to continue to play an active part in shaping the energy sector in the European growth belt by:

- Extending its downstream leadership in its growth markets, especially in G&P, and securing its supply lines to the producing regions;
- Adjusting its asset portfolio by strengthening the E&P and G&P businesses – among other things, by making selective investments in power generation and renewables;
- Leveraging the cost and earnings synergies offered by integration, and maintaining strict cost and capital discipline;
- Creating sustainable value by being a professional pioneer and partner, and by acting responsibly.

Sustainability

Corporate responsibility at OMV does not end with the commitments made in its vision and strategy. We intend to exploit new opportunities and confront future challenges by working towards an increasingly sustainable business model. We understand the main challenges ahead to be shortages of skilled personnel and the need for dramatic reductions in CO_2 emissions. Because of this, and in order to embed sustainability more strongly in our business processes in the mid-term, in 2009, we defined three main themes for our sustainability activities: Diversity and education; health and safety; and CO_2 emission reduction.

Our products – transportation fuels, heating oil, natural gas, etc. – contribute to energy supply security and economic development in our markets. However, we are well aware that the use of these products gives rise to carbon emissions which are connected with climate change. Natural gas is by far the cleanest fossil energy source. We will generate electricity at highly efficient, modern gas-fired power plants that will provide an alternative to old coal-fired stations with much higher CO_2 emissions. We are also taking the next step towards renewable power generation by evaluating wind and solar energy projects. In terms of the sustainability of our business model, this means that we are safeguarding OMV's long-term success and further evolving from a pure oil and gas company into an integrated energy company.

Outlook for 2010

In 2010 we will again set ambitious targets for our Group, and this will present us with tough tasks as the main market parameters are likely to remain highly volatile. Moreover, the effects of the economic crisis, which have led to falling energy demand and oil prices, will continue to

make themselves felt. In the long term, energy demand will start to grow again, and will do so rapidly. However, this will not affect all energy sources equally. OMV's markets are heading for fundamental changes in demand patterns.
We expect:

- Oil demand to contract in Central Europe, but to expand in Southeastern Europe and Turkey;
- Demand for gas and power to climb in all of our markets;
- Turkey to record the highest growth rates in consumption of all energy sources (oil, as well as gas and electricity).

Our long-term forecasts are also based on the assumption that the demands for CO_2 emission reductions to meet global or at least European climate targets will become more stringent.

OMV's strategic thinking must provide clear answers to all these questions that yield concrete policy responses if we are to proactively realign our business. We have therefore set ourselves specific group-wide goals for 2010 as part of our 3plus strategy. We will continue our drive to implement the ongoing cost saving programs, aimed at a group-wide reduction in costs of EUR 300 mn as compared to 2007. We will also be looking to establish an integrated business model in Turkey that embraces all of OMV's business segments. This will not only reinforce our position in an energy market with considerable growth potential but will also strengthen the links with our supply regions in the Caspian Region and the Middle East. Turkey is also one of the key countries in the Nabucco project. 2010 will be a crucial year for Nabucco; we will be pressing for a final investment decision. Another important portfolio decision we have taken is to channel most of our investment into the upstream in the coming years, so as to ensure that the consistently high contributions from this business segment to Group earnings continue in future. Reorganization of our corporate management functions will also help us meet our objectives. Thanks to its low gearing ratio OMV, as an integrated energy Group, has the financial strength to surmount periods of difficult economic conditions. We use derivative instruments to hedge the E&P segment's earnings, thereby mitigating the negative impacts of oil price volatility. This is aimed at ensuring that our investments generate adequate returns even in the current challenging environment.

Continued strong focus on cost reduction

I wish to thank you, our shareholders, for placing your trust in OMV, and I am confident that our 3plus strategy and the planned actions to implement it in 2010 will enable us to meet the challenges of the coming years.



Wolfgang Ruttenstorfer

Highlights 2009

January

- According to its strategy to focus on its premium station locations and quality leadership with the VIVA convenience store brand, OMV announces the planned sale of 70 OMV and Avanti filling stations in Austria.

February

- OMV is awarded an additional offshore exploration license in the Barents Sea, Norway, with OMV as operator.
- First oil from Maari, New Zealand (operated by OMV).

March

- Start of the extended well test of Latif-1 in southern Pakistan.
- The OMV Supervisory Board reconfirms all Members of the Executive Board.
- Sale of OMV's 21.2% stake in MOL to Surgutneftegaz, for a total consideration of EUR 1.4 bn.
- OMV announces its debut EUR 750 mn Eurobond transaction, with a maturity of five years, which is later increased to EUR 1 bn due to high demand.

April

- OMV's first oil discovery in offshore Libya with a successful natural flow rate of up to 1,300 bbl/d.
- Start of the extended well test of Tajjal-1 in Pakistan with an initial gas rate of around 4,000 boe/d.

May

- OMV's AGM approves a dividend of EUR 1.00 per share, and elects the Members of the Company's Supervisory Board.
- Acquisition of a 10% share in Pearl Petroleum Company Limited, a company set up to appraise, develop, and produce the world class multi TCF (trillion cubic feet) Khor Mor and Chemchemal gas fields in the Kurdistan Region of Iraq, for a payment of USD 350 mn.
- OMV is awarded two additional offshore exploration licenses in the Barents Sea, Norway.

June

- Start of oil production at Komsomolskoe field in Kazakhstan with an initial production at approx. 1,000 bbl/d.

July	August	September
▶ Nabucco: Signing of the Intergovernmental Agreement between transit countries.	▶ OMV and the Turkish company Dogan Holding announce commencement of negotiations regarding OMV's intention to acquire Dogan Holding's 54.17% stake in Petrol Ofisi. ▶ OMV announces that 30 OMV filling stations in Austria have been sold to new owners and operators as part of the process of optimizing the filling station network.	▶ Petrom announces its first oil production from the recently drilled offshore wells Delta 6 and Lebada Vest 4, both fields located in the Black Sea.

October	November	December
	▶ OMV and Dogan Holding terminate negotiations regarding a potential acquisition of Dogan Holding's shares in Petrol Ofisi and agree to continue their existing stable partnership in Petrol Ofisi.	▶ OMV sells its Italian subsidiary OMV Italia S.r.L. with a network of 99 filling stations in the region of Triveneto, Northern Italy. ▶ Central European Gas Hub and Vienna Stock Exchange start gas exchange. ▶ OMV announces its revised strategy for the Petrom refining business and its exit from the petrochemicals business in Romania.

Sustainable Growth

The desire to grow further from where we stand drives our actions. However, growth comes in many forms and when operating in difficult markets it becomes apparent how a solid underlying strategy helps guide the business through short-term turbulence and will propel the business to reach new heights in the future.

Dynamic growth brings with it an even greater responsibility towards society and the environment. Sustainability means recognizing this responsibility on a permanent basis. Integrating sustainability into our ambition to prosper is a key challenge of current times and a prerequisite to turn growth into a value we can be proud of.


“What do we want to talk about?”
“Sustainable growth.”

OMV Group objectives and strategy

Where we are in 2009

Core business segments E&P, R&M and G&P

OMV is the leading energy Group in Central and Southeastern Europe. Our core business segments are Exploration and Production (E&P), Refining and Marketing including petrochemicals (R&M), and Gas and Power (G&P). Our oil and gas production is running at a total of about 317,000 boe/d and our proved reserves are approximately 1.2 bn boe. Our annual refining capacity is 25.8 mn t and we operate a network of 2,433 filling stations in 13 Central and Southeast European countries. OMV currently ships some 75 bcm per year of natural gas to Western Europe and operates gas storage facilities with a capacity of around 2.3 bcm. Our annual gas sales amount to 13 bcm.

Apart from our wholly owned subsidiaries, OMV Exploration & Production, OMV Refining & Marketing, OMV Gas & Power, OMV Solutions and OMV Future Energy Fund, we own interests of 51% in the Romanian oil and gas company Petrom, 59% (held directly and indirectly) in the gas marketing company EconGas, 45% in the Bayernoil refinery network and 42% in Petrol Ofisi, the leading oil marketing company in Turkey.

The Group's chemical operations are concentrated in Borealis, in which OMV has a 36% interest. Abu Dhabi based International Petroleum Investment Company (IPIC), one of our two core shareholders, holds the other 64%. Borealis is among the world's leading producers of polyolefins and melamine.

As a financially strong, integrated energy business and the market leader in Central and Southeastern Europe, we are well placed to surmount the challenges now facing our industry – namely, volatile oil prices, heavy investment needs due to climate change among other factors, as well as the need to diversify energy sources and increase supply security.

Balanced integration across businesses and markets


Northwestern Europe
Russia
Caspian Region
LNG
North Africa
Middle East
E&P
Downstream activities (R&M and G&P)
Gas supply
Oil supply

Our strategy

Our "3plus" strategy encompasses our Group's main strengths. OMV focuses on three integrated businesses (E&P, R&M and G&P) and on enhancing the sustainability of its asset portfolio. It is active in three geographical markets, CEE, SEE and Turkey, plus the producing areas that underpin supplies to them. OMV is guided by three core values (pioneers, professionals and partners), which differentiate it from the competition and enhance the integration of markets and businesses.

Building on our position as the number one energy Group in Central and Southeastern Europe
OMV's vision is to have a continued role in shaping the future of the energy industry along the European growth belt. We plan to strengthen our downstream position in R&M, yet to expand especially G&P, within our growth markets, and to secure our supply lines from the producing regions. We are adjusting our asset portfolio accordingly by expanding our E&P and G&P businesses, and by investing selectively in power generation and renewable energy sources. Our integrated business model leverages cost and earnings synergies, and imposes tight cost and capital discipline.

Strengthening our position within our growth markets and securing our supply lines from the producing regions
Our markets are Central and Southeastern Europe, and Turkey. Our goal is to expand our leading position in the oil and gas markets of these regions. Petrom has developed into our regional center for Southeastern Europe. We also want to expand our operations in Turkey and continue to integrate our operations there into our core markets. At the same time, OMV is looking to extend its footprint in the Middle

Competitive advantage through strong integration

Continue market penetration in existing markets and further develop towards surrounding supply regions



Vienna
Bucharest

Important sources of supply for OMV markets

Current OMV markets

East and the Caspian Region, so as to grow the upstream operations, and to provide secure oil and gas supplies for the Central and Southeast European markets.

Main investment focus on E&P and G&P

Growing our asset portfolio by strengthening E&P and G&P, and investing selectively in power generation and renewable energies
OMV is rebalancing its investment portfolio towards E&P and G&P. We are also selectively investing in power generation in order to maximize value by integrating our natural gas and power generation operations. And we are examining the prospects for the use of renewable energies so as to reduce the carbon intensity of electricity generation activities.

Realizing cost and revenue synergies through an integrated business model
We pay close attention to tight cost and capital discipline. Our ongoing efficiency and cost control program has put us well on the way to permanently reducing our cost base by EUR 300 mn compared to 2007 by the end of 2010. We are also using OMV's structure as an integrated energy company to exploit synergies along the value chain. The best example of this is natural gas produced by E&P, which is transported and stored before either being marketed, or used in future to generate electricity at our own power plants. Transforming our refineries into conversion hubs with a wider range of energy products will also create new synergies.

Our objectives

Continued focus on growth

- E&P: Raise total oil and gas production to 325,000 boe/d in 2010 by optimizing recovery, developing new fields and redeveloping existing ones. Unlock the full potential of Petrom's Romanian assets.
- R&M: Continue to strengthen our market leadership with 20% market share in Central and Southeastern Europe, and increase our profitability, giving top priority to restructuring the Petrom refineries. Expand and integrate our Turkish operations.
- G&P: Grow our gas marketing operations with the emphasis on expanding international sales activities, and step up our trading activities at gas hubs. Develop the Central European Gas Hub, including its gas exchange services. Contribute to Europe's security of supply by driving the Nabucco gas pipeline project ahead. Develop a profitable power business by commissioning OMV's first gas-fired power plant in 2011.
- Achieve a ROACE of 13% under average market conditions, and stand out clearly from regional competitors in terms of market capitalization.

Exploration and Production

Our well balanced international E&P portfolio, spread across 17 countries, comprises six core regions: Central and Southeastern Europe; North Africa; Northwestern Europe; Middle East; Australia and New Zealand; and Russia and the Caspian Region. Due to our majority stake in the Romanian oil and gas company Petrom, Romania and Austria are the main sources of our oil and gas supplies. Together, they account for some 70% of output. Output was about 317,000 boe/d in 2009 and proved oil and gas reserves are around 1.2 bn boe.

Our achievements in 2009
- Further advances with restructuring at Petrom: Acquisition of the largest-ever 3D seismic in Romania in a joint venture with ExxonMobil. Crude production in Romania largely stabilized since 2007. Good progress on the integration of E&P Services. Achievement of a reserve replacement rate of 70% in Romania.
- Acquisition of a 10% stake in Pearl Petroleum Company Limited (Kurdistan Region of Iraq) opening the way for participation by OMV in the appraisal, development and production of two large gas fields.
- Maari field in New Zealand and Komsomolskoe in Kazakhstan brought on stream.
- Completion of the first OMV operated deepwater well Tornado, West of Shetland, with a discovery in November.
- Acquisition of new exploration licenses.

Our initiatives
- Unlock the full potential of the Romanian operations by implementing large-scale production optimization, field redevelopment and exploration projects, and integrating E&P Services.
- In the medium term, strengthen our asset portfolio by making acquisitions.
- Expand our exploration portfolio to lay the foundations for future growth.
- Deploy state-of-the-art exploration and production technologies.
- Effectively apply and develop outstanding expertise in operating and enhancing recovery from mature oil fields.
- Investigate methods for producing unconventional oil and gas reserves at fields operated by OMV and Petrom.
- Continue to build up our offshore expertise.
- Strengthen partnerships with national and international oil companies.
- Further integrate HSE and CSR in all aspects of business.

Our competitive advantages

Balanced asset portfolio

- Strong focus on Central and Southeast European EU member states through Petrom's operations in Romania and OMV's activities in Austria.
- Strong track record in optimizing recovery from complex onshore structures.
- Use of state-of-the-art seismic technologies and exploration techniques.
- Outstanding expertise with sour gas production systems.
- Experience in politically and environmentally sensitive areas.
- Balanced risk profile thanks to a global asset portfolio spread across six core regions.
- Synergies open to an integrated energy company.

Our objectives

Increase in production due to new fields

We are targeting an increase in production to 325,000 boe/d in 2010. We are expecting overall output growth as a result of the new Maari and Komsomolskoe oil fields. These fields will contribute considerably to overall production in 2010 by reaching their daily plateau production levels. In addition, the next development phase at the Habban field in Yemen is planned. The redevelopment of mature Romanian fields will commence, and further progress will be made with the successful restructuring programs at Petrom. However, the positive output trend will be held back by the exclusion of inert gases in reported production in Austria and Pakistan, and the expected production limitations caused by the OPEC quota. In addition, the potential of certain fields developed in Austria and Romania has been reassessed. We intend to expand our promising exploration portfolio.

Refining and Marketing including petrochemicals

OMV operates refineries in Schwechat (Austria) and Burghausen (Southern Germany), both with integrated petrochemical complexes. Together with the Petrobrazi and Arpechim refineries (Romania) and our 45% stake in Bayernoil (Southern Germany), these give us a total annual processing capacity of 25.8 mn t (530,000 bbl/d). Our network of 2,433 filling stations in 13 Central and Southeast European countries, and our efficient commercial business underpin our market leadership and give us a strong platform for further profitable growth.

Our achievements in 2009

- Completing the investment program at the West European refineries by commissioning of a thermal cracker at Schwechat designed to enable the refinery to run more heavy crude.
- Further progress with the construction of a new ethylene pipeline in Southern Germany.
- Sale of Petrom's Arpechim petrochemical operations to Oltchim.
- Optimization of the retail network by divesting tail end filling stations in Austria and the Italian filling station network.
- Further optimization of Petrom's marketing business and increase of its profitability.
- Strengthening of the non-oil business thanks to a strong brand positioning of VIVA.
- Cost reductions through an increased focus on cost management and restructuring of our marketing organizations.

Start of revised investment program in Petrobrazi

Our initiatives

- Focus on reducing complexity and costs.
- Implement the investment program at the Petrobrazi refinery in Romania.
- Enhance profitability by consolidating and optimizing our retail networks in our core markets.
- Strengthen our integrated downstream position in the Mediterranean/Black Sea region.
- Develop refineries into energy/conversion hubs with a broader range of energy products in the long term.

Our competitive advantages

- Supply advantage with two refinery hubs – a western (Schwechat, Burghausen and Bayernoil) and an eastern hub (Petrobrazi and Arpechim).
- Competitive western refining hub thanks to completed investment program and highly integrated petrochemical operations.
- Efficient filling station network with blanket coverage, strong brands (OMV, Avanti and Petrom), and an innovative, high-quality non-oil business (VIVA).
- High product quality and environmental standards.
- 42% stake in Petrol Ofisi – the top marketing business in the fast-growing Turkish market.

Our objectives

We aim to extend our market leadership in the Danube and Black Sea regions. We have already hit our target of a 20% market share for our marketing business, ahead of time. In 2010, the focus will be on improving profitability, cutting costs and continuing to restructure the marketing organizations. Now that the investment program at the western hub refineries has been completed we will push ahead with further cost reduction and profitability enhancement programs. The lion's share of investment in the eastern hub refineries will go to Petrobrazi. Our strategic objective is to broaden the range of energy products from our refineries, which should be transformed into energy/conversion hubs in the long term. In the marketing business, we will be concentrating on continued optimization and consolidation of the filling station network, aimed at delivering our services yet more efficiently. We will also be extending our forecourt service offerings in order to differentiate ourselves from the competition.

Gas and Power

Our Gas and Power segment operates across the gas value chain. We import large quantities of natural gas to Austria – mainly from Russia and Norway – and also produce gas at our own fields. We play a key transit role, with about one-third of all Russian gas exports to Western Europe traveling via the gas turntable at Baumgarten. Our 2,000 km pipeline network and our gas storage facilities are major contributors to security of supply in Austria and beyond. We are among the promoters of the Nabucco gas pipeline project which is aimed at creating a new gas transportation corridor for Europe. Our Central European Gas Hub (CEGH) now also co-owns a gas exchange. We plan to extend the value chain by building up a power generation business, thereby exploiting synergies with the gas business.

Our achievements in 2009

- Signing of the Nabucco Intergovernmental Agreement, initial talks on funding of the pipeline project, and a start on the environmental and social impact assessments.
- Launch of the spot market at the CEGH Gas Exchange of Wiener Börse, and increase in traded volume to about 23 bcm/y.
- Commissioning of an additional compressor station on the TAG pipeline, at Weitendorf.
- Completion of a technical feasibility study for the new gas storage Schönkirchen Tief.
- Growth in EconGas' international sales to 37% of total sales volume.
- Acquisition of a 40% interest in Turkish gas wholesaler Enerco.
- On-schedule progress with the Brazi gas-fired power plant in Romania.
- Acquisition of the joint venture partner's stake in the Samsun gas-fired power plant project (Turkey).

Our initiatives

- Achieve still closer physical integration of our upstream and gas businesses.
- Implement Nabucco and other gas supply diversification projects.
- Expand our Austrian gas infrastructure.
- Develop an international gas storage business.
- Turn the CEGH into the number one gas hub in continental Europe, and develop its gas exchange functions.
- Establish EconGas as a major Central and East European gas supplier.
- Expand Petrom's gas business in Romania.
- Create a profitable electrical power business by building power plants.
- Expand our trading operations to drive intersegmental and interregional optimization of our operations along the entire gas supply chain.

Progress in numerous projects

Our competitive advantages

- Operation of the largest gas logistics center in Central Europe.
- Transportation and marketing of equity gas.
- Long-term relationships and contracts with major gas suppliers.
- Highly competitive storage and transportation costs.
- Key turntable in the European gas transit system.
- Strong gas marketing subsidiaries.
- CEGH's OTC and exchange functions.

Our objectives

Our main goal is to strengthen our position in Central and Southeastern Europe. To this end we are working towards further diversification of our supply agreements. We are also seeking to increase the proportion of our natural gas supplies sourced from equity production to more than one-third, thus consolidating what is already a strong and sustainable gas business. In addition, we intend to turn the CEGH into a major gas hub in continental Europe, and extend OMV's business activities along the gas supply chain, through to power generation. Another major milestone for the Nabucco gas pipeline project will be the marketing of the transportation capacities, planned for 2010.

Sustainability

Sustainable development means meeting the needs of the present without compromising the prospects of future generations. For an energy group like OMV, this requires thinking about how to produce and secure energy in the long-term while balancing environmental, social and economic considerations in the manner of doing business. The integration of sustainability into the business is managed on the basis of three pillars: people, planet, profit.

Sustainability performance summary in the Directors' report

Sustainability reporting
The OMV Sustainability Report is published simultaneously with the Annual Report and focuses on our approach to manage sustainability along the entire value chain and on our achievements in 2009. It provides, among other subjects, detailed information on stakeholder dialog, human resources, health and safety, human rights, security, environmental management, climate change, renewable and future energies and research and development. A brief summary of the key elements of our sustainability performance is included in the Directors' report. Topics related to the economic section within the sustainability reporting framework advocated by the Global Reporting Initiative (GRI) and our corporate profile have mainly been included in the Annual Report. The elements that are elaborated on in depth in the Sustainability Report are briefly outlined below.


Corporate Social Responsibility (CSR):
Management CSR approach, objectives and activities, focusing on human rights
Future energies:
Projects and initiatives related to future sources of energy
Research and development:
New developments and the practical implementation of ideas aimed at benefiting our customers, the environment and the Group
Human resources:
Human resources approach, objectives and activities
Health, safety, security and environment:
Information on occupational medical programs, safety management across all operations worldwide as well as environmental and climate change initiatives and performance
OMV

Statement of the Chairman of the Supervisory Board

Dear shareholders,
Compliance with the Austrian Code of Corporate Governance, good teamwork, close cooperation with the Executive Board, and regular, timely and comprehensive information create a sound basis for the OMV Supervisory Board to perform its role effectively. During the year under review the Supervisory Board focused on thorough examination of new legal requirements – especially the Stock Corporation Amendment Act 2009 – as well as the divestment of the shareholding in MOL. Other key activities included the appointment of a new member of the Executive Board responsible for Exploration and Production, and in-depth discussions of strategy, particularly of the investment strategy with regard to Petrol Ofisi.

The effects of the financial and economic crisis, and the resulting operating environment as well as opportunities and risks for future business developments of OMV were considered at Board meetings. The Supervisory Board devoted considerable attention to gas-fired power plant projects and to overall corporate strategy, which prioritizes the expansion of the Exploration and Production's asset portfolio.

The Board's committees dealt with key issues relating to accounting processes, internal audit, risk management, and the Group's internal control and management systems. The Presidential and Nomination Committee made extensive preparations for the appointment of the new Executive Board member in charge of Exploration and Production. We are also convinced that a comprehensive group-wide human resource development program, a well-designed succession planning system and an effective issuer compliance system are in place. The Company posts details of dealings by members of the Executive and Supervisory Boards, and their current holdings of OMV shares, on its website (www.omv.com).

Continuing our valuable self-evaluation

Self-evaluation by the Supervisory Board has proven to be a valuable tool for raising Group Corporate Governance standards. The Board performed its first self-evaluation in accordance with international standards in 2007. This was aimed at continuously improving our working methods so as to ensure that we are capable of fulfilling our responsibilities to shareholders and other stakeholders. We repeated the exercise in 2008 and 2009, and it will remain a permanent part of the process of critical reflection on the Board's activities.

The Corporate Governance Report below contains additional information on the activities of the Supervisory Board and its committees.

Support of the dividend proposal

Annual financial statements and dividend
Following thorough examination and discussions with the auditors at Audit Committee and plenary meetings, the Supervisory Board approved the directors' report, prepared in accordance with section 96(1) Stock Corporation Act, and the parent entity financial statements for 2009, which were thereby adopted under section 96(4) of the Act. The same applies to the consolidated financial statements. The Board likewise approved the Corporate Governance Report following its consideration by the Audit Committee.

The Supervisory Board has accepted the Executive Board's proposal to the Annual General Meeting to pay a dividend of EUR 1.00 per share and to carry forward the remaining EUR 399,801 to new account.

Finally, I would like to congratulate the Executive Board and the entire workforce on achieving these results under challenging conditions, and thank them for their foresight and dedication.

Vienna, March 23, 2010



Peter Michaelis,
Chairman of the Supervisory Board

Corporate Governance Report

Maximizing transparency in our management and internal control structures helps create and consolidate market and stakeholder confidence. As a result, OMV has always sought to meet the standards of good corporate governance expected of it, and has adhered to the Austrian Code of Corporate Governance (ACCG) since its publication. The information given below also complies with the ACCG 'R' recommendations – the non-compulsory best practice sections of the Code. OMV is also a signatory of the UN Global Compact. The Company has adopted a comprehensive, group-wide code of conduct, as well as a related business ethics directive, drawn up with the assistance of expert international consultants.

Commitment to Austrian Code of Corporate Governance

OMV conforms to the ACCG issued by the Austrian Working Group for Corporate Governance. The code is publicly accessible at www.corporate-governance.at. There were no deviations from the code during the year under review. The external evaluation of compliance with the code is available for public inspection at www.omv.com.

Executive Board

Wolfgang Ruttenstorfer, *1950
Terms of office: July 3, 1992 to January 27, 1997, and January 1, 2000 to March 31, 2011

Chairman of the Executive Board. Responsible for the overall management and coordination of the Group.

Member of the supervisory boards of CA Immobilien Anlagen AG (chairman), Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung Versicherungsverein auf Gegenseitigkeit (chairman) and F. Hoffmann-La Roche AG.

Gerhard Roiss, *1952
Term of office: Sep. 17, 1997 to March 31, 2014

Deputy Chairman of the Executive Board. Responsible for Refining and Marketing, as well as for OMV Group's plastic and chemical interests.

Member of the supervisory boards of Österreichische Post AG, AABAR Investments PJSC (until February 23, 2010) and NOVA Chemicals Corporation.

Will become Chairman of the Executive Board following the retirement of Wolfgang Ruttenstorfer.

Werner Auli, *1960
Term of office: January 1, 2007 to March 31, 2014

Responsible for Gas and Power.

David C. Davies, *1955
Term of office: April 1, 2002 to March 31, 2014

Chief Financial Officer.

Member of the supervisory boards of Wiener Börse AG, CEESEG AG and NOVA Chemicals Corporation.

Will become Deputy Chairman of the Executive Board on Wolfgang Ruttenstorfer's retirement.

Helmut Langanger, *1950
Term of office: January 1, 2002 to September 30, 2010

Responsible for Exploration and Production until June 30, 2010.

Member of the supervisory board of Schoeller-Bleckmann Oilfield Equipment AG and EnQuest plc.

Jaap Huijskes, *1965
Term of office: April 1, 2010 to March 31, 2015

Will assume responsibility for Exploration and Production as of July 1, 2010.

Working methods of the Executive Board

The approval requirements, responsibilities of individual Executive Board members, procedures (e.g. decision-making procedures) and the approach to conflicts of interest are governed by the Internal Rules of the Executive

Board. The Board holds weekly meetings in order to exchange information and take decisions on all matters requiring plenary approval.

Remuneration report

Executive Board remuneration policy principles

The remuneration of the OMV Executive Board is at competitive levels for the relevant employment market, and has a strong performance-related component. Conformity with market rates is maintained through regular external benchmarking against relevant Austrian industrial companies and the European peer group. The performance-related component has short-term incentives: These take the form of variable remuneration agreements based on earnings, profitability and growth targets; account is also taken of specific projects related to the implementation of OMV's growth strategy. The system also has long-term elements.

Basic salary and short-term variable remuneration

The basic salaries of Executive Board members are based on the above principles (see table on page 26). Financial targets and non-financial performance measures are also agreed for each financial year. Where these are attained, a maximum of 150% of the basic salary may be paid in addition to the basic salary in the following financial year.

These targets are financial indicators (e.g. EBIT or gearing ratio) and non-financial performance measures (e.g. integration of acquisitions or reserve replacement ratio), as well as strategic objectives.

Long-term targets and incentives

Long Term Incentive Program

The Long Term Incentive Program introduced in 2009 has the following elements for the period 2009 to 2014: Participants must have invested an amount equal to 100% (Chairman of the Executive Board), 85% (Deputy Chairman) or 70% (other Board members) of their gross basic salaries in OMV shares in 2009 and hold them until March 31, 2014. The number of shares is calculated on the basis of the average OMV stock price in the first quarter of 2009.

New Long Term Incentive Program

The observation period for attainment of the financial and non-financial objectives are the 2009, 2010 and 2011 financial years. At the start of the program target levels were established for key indicators (total shareholder return (TSR), economic value added (EVA) and earnings per share (EPS)) and weighted (33.3% for each indicator). If the targets are fully attained the CEO will be allocated shares equal in value to 90%, the Deputy CEO shares equal to 75% and the other Board members shares equal to 60% of their gross basic salaries in 2009. The number of shares is calculated on the basis of the average OMV stock price in the first quarter of 2009. The allocation will take place on March 31, 2012. Participants will be free to dispose of the allocated stock immediately, while the original investments must be held for a further two years.

If the targets are exceeded, additional shares will be allocated pro rata, up to a maximum of 175% of the shares due on 100% attainment. However, at least 25% of the shares due on 100% attainment will be allocated.

Stock option plans

Up to and including 2008, long-term incentives took the form of stock option plans, which were on a par with those of companies of comparable size. These plans provided for a holding period of two years followed by an exercise period of five years. The sizes of the tranches of options that may be exercised is at plan members' discretion, provided that the conditions are met (attainment of an increase in the OMV share price set when the plan was approved by the Annual General Meeting) and no blocking period is in force. Under the 2008 plan an investment of one share confers options on 20 shares at a price to be established by the General Meeting. The options under the 2004–2008 plans have either not yet been exercised or have not been exercised in full. No further stock options were issued after 2008.

Pensions

Wolfgang Ruttenstorfer, Gerhard Roiss and Helmut Langanger are entitled to defined-benefit pensions. The Company pays the contributions, calculated in accordance with discounted cash flow methods, into a pension fund. David Davies and Werner Auli are entitled to defined contribution pensions. The Company pays the contributions into a pension fund. The retirement age for all Executive Board members is the Austrian statutory retirement age.

Termination entitlements

Termination benefits

Wolfgang Ruttenstorfer, Gerhard Roiss, Helmut Langanger and David Davies have a choice between a termination benefit in accordance with section 23 Austrian Salaried Employees Act, or 10% of their annual gross basic salaries for each full year's service from the agreed starting date. However, the amount may not exceed one year's gross basic salary. Werner Auli is entitled to a termination benefit in accordance with section 23 Austrian Salaried Employees Act, but taking his previous service with the Company into account. The calculation basis under the Salaried Employees Act includes the variable components.

Settlement payment

In the event of the premature termination of an Executive Board employment contract, the salary for the remainder of the contract is paid if no blame attaches to the Board member. No settlement payment is made if the Board member terminates the contract prematurely, or the contract was terminated by the Company due to good cause.

There are no other termination entitlements.

Directors' remuneration

Executive Board remuneration [1] — EUR 1,000

2009	Auli	Davies	Langanger	Roiss	Ruttenstorfer	Total
Fixed	574	648	583	681	779	**3,265**
Variable	825	931	931	1,081	1,232	**5,001**
Pension fund contributions	126	245	455	341	574	**1,739**
Benefits in kind (company car, accident insurance and reimbursed expenses)	8	10	9	9	9	**45**
Options exercises	181	—	—	—	—	**181**
Total	**1,714**	**1,835**	**1,978**	**2,112**	**2,593**	**10,232**

[1] There are discrepancies between individual items and totals due to rounding differences. The variable components relate to target attainment in 2008, for which the bonuses were paid in 2009. There was an exercise of options under the 2004 stock option plan.

Additional information on the Long Term Incentive Program and the stock option plans (valuation, outstanding options and exercise in previous years) can be found in Note 27.

Directors' and officers' (D&O) insurance

Executive Board members are covered by directors' and officers' liability, and legal expenses insurance. The entire Supervisory Board and many other OMV employees also have such coverage, but as joint insurance premiums are paid, it is not possible to attribute these costs to individual Executive Board members.

Indemnity

The Executive Board and officers of direct and indirect subsidiaries of OMV Aktiengesellschaft are also indemnified against claims by third parties in respect of their actions in exercise of their duties, except in cases of willful intent or gross negligence.

Executive Board members' shareholdings

Executive Board members' holdings of OMV shares at balance sheet date were as follows:

Auli	23,270
Davies	28,920
Langanger	58,770
Roiss	174,528
Ruttenstorfer	45,030

Policy principles for the remuneration of senior executives and experts
The basic salaries of such employees are set in accordance with internationally accepted methods for determining market levels of remuneration and with the relevant collective agreements. The principles applicable to the Executive Board are applied to these employees in adapted form.

Consequently some employees at other management levels of the Group (approx. 85 people) are also eligible for membership of the stock option plans and the Long Term Incentive Program. They are also eligible for bonus agreements, as discussed below.

In 2009, a total of some 2,800 managers and experts participated in a graduated Management by Objectives (MbO) program entitling them to bonuses for fulfilling objectives.
There are also bonuses for other employees which vary from country to country. Employee representatives are involved in designing these incentive schemes.

In all these systems, payments are conditional on the attainment of financial and non-financial corporate targets, as well as individually agreed objectives.

MbO program for executives and experts

The goal-setting agreements made with participants in MbO programs can be inspected by all participants, using the group-wide Performance and Development System (PDS). This enables them to take account of each others' targets.

Supervisory Board
The membership of the OMV Supervisory Board in 2009 and seats held by members on other supervisory boards are disclosed below in compliance with Rule C 58 ACCG.

Members of the Supervisory Board

Peter Michaelis
(Managing Director, ÖIAG), Chairman; seats: Austrian Airlines AG (until September 3, 2009), Österreichische Post AG (chairman) and Telekom Austria AG (chairman).

Rainer Wieltsch
Deputy Chairman; seats: Austrian Airlines AG (until September 3, 2009), Österreichische Post AG and Telekom Austria AG.

Alyazia Ali Saleh Al Kuwaiti
(Manager/Evaluation & Execution, IPIC), Deputy Chairwoman.

Mohamed Al Khaja
(Division Manager/Research & Business Development, IPIC).

Elif Bilgi-Zapparoli
(Managing Director, EFG Istanbul Securities), (since May 13, 2009).

Helmut Draxler
seats: RHI AG.

Wolfram Littich
(Chairman of the management board of Allianz Elementar Versicherungs-AG).

Gerhard Mayr
(until May 13, 2009); seats: Lonza Group Ltd, UCB S.A. and Alcon Inc.

Herbert Stepic
(Deputy Chairman of Raiffeisen Zentralbank Österreich AG).

Herbert Werner
seats: Innstadt Brauerei AG (chairman) and Ottakringer Getränke AG.

Norbert Zimmermann
(Chairman of the management board of Berndorf Industrieholding AG); seats: Schoeller-Bleckmann Oilfield Equipment AG (chairman), Bene AG and Oberbank AG.

Delegated by the Group works council (employee representatives):
Leopold Abraham, Wolfgang Baumann, Franz Kaba, Ferdinand Nemesch and Markus Simonovsky.

Selection of the members of the Supervisory Board

Diversity
The main considerations in selecting the members of the Supervisory Board are relevant knowledge and experience in executive positions. However attention is also paid to diversity in the composition of the Board. The 15-strong Supervisory Board includes two women, four members aged under 50 and three non-Austrian citizens.

Independence
The Supervisory Board has adopted the guidelines set out in Annex 1 ACCG, and the other guidelines set out below, with regard to members elected by the Annual General Meeting.

No member of the Supervisory Board may serve on the Executive Board of an OMV Group company. No member of the Supervisory Board may hold stock options issued by the Company or any affiliated company, or receive any other performance-related remuneration from an OMV Group company. No Board member may be a shareholder with a controlling interest under the definition of EU Directive 83/349/EEC or represent such an interest.

All of the members elected by the Annual General Meeting, except for Helmut Draxler, have declared their independence from the Company and its Executive Board for the duration of their membership. All have declared their independence during the 2009 financial year, and have stated that they were independent up the time of making such declarations (Rule C 53 ACCG). Under Rule C 54 ACCG, Elif Bilgi-Zapparoli, Helmut Draxler, Wolfram Littich, Gerhard Mayr, Herbert Stepic, Herbert Werner and Norbert Zimmermann have made declarations stating that they had no connections with any major shareholders during the 2009 financial year and up to the time of making such declarations.

Working methods of the Supervisory Board
The Supervisory Board fulfills its duties – in particular supervising the Executive Board and advising it on strategy – by discussing the Company's situation and objectives at the meetings at which the decisions are taken, except in cases of urgency. The appointment of four committees ensures that optimum use is made of Supervisory Board members' expertise. Brief descriptions of these committees are given below (see also the Report of the Supervisory Board).

During the year under review the Supervisory Board held six meetings, one of which was devoted to strategy.

Presidential and Nomination Committee
Empowered to take decisions on matters of urgency. The Supervisory Board may transfer other duties and powers of approval to the Presidential and Nomination Committee on an ad-hoc or permanent basis. In its capacity as the Nomination Committee, this body makes proposals to the Supervisory Board for the appointment or replacement of Executive Board members and deals with succession planning. It also makes recommendations to the General Meeting for appointments to the Supervisory Board. There were eight meetings of the Presidential and Nomination Committee during the year. The main focus was on succession planning and the search for a successor for the Executive Board member responsible for Exploration and Production.

Audit Committee
Performs the duties established by section 92(4a) Stock Corporation Act. The committee held four meetings during the year. These were predominantly concerned with preparations for the audit of the annual financial statements, legal changes and compliance therewith, the auditors' activities, an internal audit of the internal control and risk management systems, as well as proposals for the selection of the auditors, and the presentation of the annual financial statements.

Auditors: When making proposals for the selection of the auditors by the General Meeting, which is the responsibility of the Audit Committee and the Supervisory Board as a whole, attention must be paid to auditor independence. This involves comparing the auditing fees and other fee income. In 2009, the auditors Deloitte Audit Wirtschaftsprüfungs GmbH (including their network in the meaning of section 271b ACC) received EUR 1.97 mn in fees for other engagements and EUR 2.5 mn for the annual audit.

Project Committee
Helps the Executive Board to prepare for complex decisions on key issues where necessary, and reports on these decisions and any recommendations to the Supervisory Board. The Project Committee met twice during the year, devoting most of its time to discussing potential acquisitions.

Remuneration Committee
Deals with all aspects of the remuneration of Executive Board members and with their employment contracts. The committee's membership includes no employee representatives. The committee is empowered to conclude, amend and terminate employment contracts with Board members, and to take decisions on the award of bonuses (variable compensation components) and other such benefits to the latter. The committee met three times during the year, focusing on bonuses and the related objectives, as well as the employment contract with Helmut Langanger's successor.

Functions of the Supervisory Board and its Committees

Conflicts of interest and dealings by members of the Supervisory Board requiring approval
There were no transactions requiring approval in the meaning of section 95(5)(12) Stock Corporation Act; however, attention is drawn to transactions totaling approx. EUR 1.4 bn with RZB (Mr. Stepic is a member of the bank's managing board; the transactions in question represent less than 1% of the Raiffeisen group's total assets).

The Internal Rules of the Supervisory Board contain detailed procedures for the treatment of conflicts of interest on the part of Board members.

Remuneration
In accordance with the articles of incorporation, the Annual General Meeting decides on the compensation of the elected members of the Supervisory Board for the previous financial year. The 2009 AGM adopted the following compensation scale for the 2008 financial year:

Annual compensation for Supervisory Board members	EUR
for the Chairman	29,200
for the Deputy Chairmen	21,900
for the ordinary members	14,600
for the committee chairmen	12,000
for the committee deputy chairmen	10,000
for ordinary committee members	8,000

The above amounts, for the 2008 financial year, were disbursed to the Board members concerned in 2009; these were exclusive of expenses (travel and attendance expenses).

Remuneration of the members of the Supervisory Board

Name (year of birth)	Position/committee membership [1]	Remuneration (in EUR)	Term of office [1]
Rainer Wieltsch (1944)	(Deputy) Chairman; member of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	77,200	May 24, 2002 to 2014 AGM
Mohamed Nasser Al Khaily (1966)	Deputy Chairman; member of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	21,931	June 7, 1995 to May 14, 2008
Alyazia Ali Saleh Al Kuwaiti (1975)	Deputy Chairwoman; member of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	37,969	May 14, 2008 to 2014 AGM
Peter Michaelis (1946)	(Deputy) Chairman; member of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	59,900	May 23, 2001 to 2014 AGM
Elif Bilgi-Zapparoli (1967)		—	May 13, 2009 to 2014 AGM
Helmut Draxler (1950)	Audit Com.	22,600	Oct. 16, 1990 to 2014 AGM
Murtadha M. Al Hashemi (1966)	Pres. Com. and Proj. Com.	11,203	May 18, 1999 to May 14, 2008
Mohamed Al Khaja (1980)	Pres. Com. and Proj. Com.	19,397	May 14, 2008 to 2014 AGM
Wolfram Littich (1959)	Proj. Com. and Audit Com.	30,600	May 23, 2001 to 2014 AGM
Gerhard Mayr (1946)		14,600	May 24, 2002 to May 13, 2009
Herbert Stepic (1946)		14,600	May 18, 2004 to 2014 AGM
Herbert Werner (1948)	Audit Com.	22,600	June 4, 1996 to 2014 AGM
Norbert Zimmermann (1947)	Proj. Com. and Remun. Com.	27,671	May 23, 2001 to 2014 AGM
Leopold Abraham (1947)	Pres. Com., Proj. Com. and Audit Com.	—	Delegation by the Group works council is for an indefinite period; however, the employee representatives may be recalled at any time.
Wolfgang Baumann (1958)	Pres. Com. and Audit Com.	—	
Franz Kaba (1953)	Proj. Com.	—	
Ferdinand Nemesch (1951)	Proj. Com. and Audit Com.	—	
Markus Simonovsky (1973)		—	

[1] Abbreviations: Pres. Com. = Presidential and Nomination Committee; Proj. Com. = Project Committee; Audit Com. = Audit Committee; Remun. Com. = Remuneration Committee; AGM = Annual General Meeting

In accordance with his employment contract as a member of the ÖIAG managing board, Peter Michaelis transferred his remuneration to ÖIAG.

Employee participation

The Group works council holds regular meetings with the Executive Board in order to exchange information on developments affecting employees.

Rights of minority shareholders

- General Meeting: An Extraordinary General Meeting must be convened at the request of shareholders holding not less than 5% of the shares.
- Agenda items must be included at the request of shareholders holding not less than 5% of the shares.
- Shareholders holding not less than 1% of the shares may submit resolutions on all agenda items. The Company must post these on its website.
- Shareholders holding not less than 10% of the shares may require an extraordinary audit if there exists any grounds for suspicion of irregularities, or gross violations of the law or the articles of incorporation.
- All duly registered shareholders are entitled to attend General Meetings, ask questions and vote.
- Election of the Supervisory Board: If elections to two or more positions on the Supervisory Board are held at the same General Meeting, separate votes must be held

for each position. If elections to three or more seats on the Supervisory Board are held at the same General Meeting and prior to the vote on the last position to be filled it is found that at least one-third of all the votes in all the preceded elections have been cast in favor of the same person but he/she has not been elected, then this person must be declared the winner of the election to the last position if he/she has stood for it.

Women's advancement

Promotion of women at OMV

- The Company is committed to supporting women's promotion to management positions. While there are no female members of the Executive Board of OMV Aktiengesellschaft, Mariana Gheorghe is the Chairwoman of the Executive Board of OMV Petrom SA – the largest Group company. There are two female elected members of the OMV Aktiengesellschaft Supervisory Board; this corresponds to 20% of the elected membership.
- Women hold 18% of the senior management positions below Executive Board level. The proportion of women in the Group as a whole is about 22%. As a business with a strong technical bias it is hard for OMV to achieve satisfactory gender ratios in all areas of operations. The recruitment ratios in non-technical areas are well balanced.
- The gender ratio of appointments is surveyed and analyzed on an annual basis as part of the Group's career and succession planning, and the findings indicate that there is room for improvement. A diversity plan will be drawn up in 2010 and should be completed by September at the latest.

Vienna, March 23, 2010

The Executive Board



Wolfgang Ruttenstorfer



Gerhard Roiss



Werner Auli



David C. Davies



Helmut Langanger

Value management

OMV's business model of being an integrated energy company requires special focus on both evaluating long-term investment projects and managing short- to medium-term cash flow and cost positions. Value management is therefore an integral part of OMV's management system. To properly reflect imminent business-relevant uncertainties and risks as well as potential mitigation actions, value management is closely linked to risk management.

The guiding role of value management is reflected both in OMV's planning and decision-making process as well as in the metrics, key performance indicators (KPIs) and control functions of OMV's management information system. OMV's value management approach is designed to address the following issues:

- How does OMV create value – to what extent do strategies and investment projects contribute to enhancing corporate value?
- How well does OMV make use of its profit potential created by implementing strategies and investment projects?
- How do OMV shareholders participate in the value created?

Rate of return as a key parameter for implementing strategies and capital expenditure plans

Examples of medium- to long-term value creation-related metrics are market capitalization and enterprise value. The short-term financial success derived from implementing strategies and investment projects is measured using various best-practice profitability KPIs. At the OMV corporate level, the return on average capital employed (ROACE) is used as one of the most important metrics. Shareholder participation in value creation is measured using metrics such as payout ratio or total shareholder return.

Being an integrated energy company, choosing the right investment projects has a large influence on determining future success. Projects are therefore evaluated by comparing their rate of return with a cost of capital and risk-based hurdle rate.

As part of OMV's annual planning process, a corporate value analysis is performed. This involves a critical examination of the current strategy's success in achieving the Group's value creation targets.

Both in implementation of investment projects and in running current operations, cost management plays a vital role in achieving the target of 13% ROACE over the course of the business cycle. Cost targets are formulated both relative to output figures (e.g. production cost/boe) and in terms of absolute amounts of cost savings to be achieved. Special emphasis has always been put on OMV's financing structure and working capital management to maintain OMV's investment grade credit rating.

OMV reflects its strategy by using Balanced Scorecards (BSC) both at corporate and at business segment levels. The achievement of strategic targets is measured by various financial and non-financial metrics (internal business processes, customers, the market, learning and growth targets) in every key dimension of our strategy. Cost targets are an important element in our set of financial objectives. Using Balanced Scorecards helps drive strategy implementation throughout the Group.

OMV's strategy and its successful implementation based upon the framework briefly described above is expected to offer attractive long-term return potential for investors.

Ratios %

	Target [1]	**2009**	2008	2007	2006	2005
Return on average capital employed (ROACE)	13	6	12	16	18	20
Return on equity (ROE)	16–18	7	16	19	20	22
Gearing ratio	≤ 30	33	37	24	7	(2)
Payout ratio	30	52	22	24	23	21

[1] Targets based on mid-cycle assumptions.

Despite turbulent times at financial markets, 2009 was a successful year for OMV shareholders. After its dramatic fall in 2008, the OMV share price bounced back impressively, with an increase of 64% for the year, outperforming the Austrian blue-chip index (Austrian Traded Index ATX) which rose by 43%.

Stock markets in 2009: Record-breaking rebound from historic lows
The dramatic developments of 2008, when sentiment was negatively impacted by the global financial crisis, continued to cast their shadow over the first quarter of 2009. Most international stock market indices reached lows at the start of March, when around the world grim news of declining output, necessary bank rescues and corporate insolvencies proliferated. However, share prices powered ahead from mid-March onwards, despite the fact that the real economy was in deep recession and remained severely affected by the fall-out from the financial crisis. The FTSE Global Energy Index, comprising the world's largest oil and gas companies, advanced by 24% in 2009. All of the main stock market indices registered strong gains over the year (DAX 24%; FTSEurofirst 100 24%; Dow Jones 19%; Nikkei 21%). The Vienna Stock Exchange followed this trend, and the ATX climbed by 43%.

OMV share price performance and volume
Following its dramatic decline in 2008, the OMV share price made a strong comeback in 2009, in line with local and international market trends, and soared by 64% over the year. Taking into account the EUR 1.00 per share dividend paid on May 19, shareholders enjoyed value growth of 69% in 2009. Our market capitalization was over EUR 9 bn at year end. The total capitalization of all Austrian shares listed at the Vienna Stock Exchange grew by 48% to EUR 77 bn. For the second year in a row, however, both the negative market environment and a lack of major new listings and secondary offerings resulted in a sharp decline in share turnover at the Vienna Stock Exchange, falling 49% to EUR 73 bn. The volume of OMV stock traded dropped by 47% vs. 2008, to EUR 8.2 bn. OMV accounted for about 11% of total stock turnover at the Vienna Stock Exchange.

Outperformance of the OMV share

Share price development (rebased to 100)


160
140
120
100
80
60
40
20
0
3,000
1,500
0
2007
2008
2009
OMV
ATX
FTSEurofirst 100
FTSE Global Energy
Monthly trading volume OMV shares in EUR mn (right scale)

OMV share	ISIN: AT0000743059
Listings	Vienna, USA (ADR Level I)
Ticker	Vienna Stock Exchange: OMV Reuters: OMV.VI Bloomberg: OMV AV
ADR information	Sponsored Level I and Rule 144A, 1 ADR represents 1 share
Depositary	JPMorgan ADR Group 4 New York Plaza, 13th Floor New York, NY 10004, USA
Custodian	Bank Austria AG, Julius Tandler-Platz 3, 1090 Wien
Level I	OMVKY, CUSIP: 670875509 ISIN: US6708755094
Rule 144A	OMVZY, CUSIP: 670875301 ISIN: US6708753016
OMV domestic bond	ISIN: AT0000341623
Maturity, coupon	2003 to June 30, 2010; 3.75%
OMV Eurobond	ISIN: XS0422624980
Maturity, coupon	2009 to April 7, 2014; 6.25%
OMV Eurobond	ISIN: XS0434993431
Maturity, coupon	2009 to June 22, 2016; 5.25%

Approval by the Annual General Meeting

Decisions taken at the Annual General Meeting
The main items dealt with at the Annual General Meeting (AGM) on May 13, 2009 were the approval of both a dividend of EUR 1.00 per share for 2008 and of a new share buy-back program under which the Executive Board is authorized to repurchase own shares up to the legal maximum. The AGM also adopted amendments to the articles of association and approved a capital increase or issuance of convertible bonds converting into up to 77,900,000 shares. The purpose of the buy-back program is to enable the exercise of options under the expiring stock option program and the new Long Term Incentive Plan. The new program is aimed at aligning management's interests with those of shareholders by giving it a substantial long-term stake in the success of the Company.

Employee bonus scheme and stock option plans

As in previous years, an employee stock ownership plan launched in fall 2009 entitled employees to one free share for every three purchased, subject to a two-year holding period. During the year some 18,180 own shares were again resold to satisfy options exercised under existing plans (for details of the stock option plan see Note 27 or visit www.omv.com). At year end 2009, OMV held a total of 1,219,695 own shares, or 0.41% of issued share capital as a result of the latest buy-back programs. The number of shares in circulation was thus 298,780,305. The capital stock of OMV Aktiengesellschaft is EUR 300,000,000, and consists of 300,000,000 no par value bearer shares.

The Executive Board will be proposing a dividend of EUR 1.00 per share at the next Annual General Meeting, due to take place on May 26, 2010. This is the same level as in the previous year and represents an attractive payout ratio of 52%. The dividend yield, based on the closing price on the last trading day of 2009, will amount to approximately 3.3%.

Credit ratings
OMV retained its credit ratings by international rating agencies (A3 from Moody's and A- from Fitch) in 2009. The OMV Group's strong credit-worthiness is also underscored by the stable outlook assessments given by both agencies.

Bonds
OMV issued two Eurobonds with a total volume of EUR 1.25 bn in 2009. The first, with a maturity of five years and a volume of EUR 750 mn, was issued in April. Due to the high demand this offering was increased to EUR 1 bn shortly afterwards. The Eurobond issued in June has a maturity of seven years and a volume of EUR 250 mn. Both issues were launched under the new Euro Medium Term Note (EMTN) program. OMV also succeeded in further strengthening its balance sheet by taking up EUR 555 mn German loan notes in March.

Shareholder structure
Following an increase in the shareholding owned by International Petroleum Investment Company (IPIC), Abu Dhabi in December 2009, OMV's shareholder structure at year end 2009 was: 48.5% free float, 31.5% ÖIAG (representing the Austrian government), and 20.0% IPIC. The capital stock consists entirely of common shares, and, due to the application of the one-share one-vote principle, there are no classes of shares that bear special rights. A consortium agreement between the two major shareholders, IPIC and ÖIAG, provides for coordinated action and restrictions on the transfer of shareholdings.


ÖIAG
31.5%
Free float
48.5%
IPIC
20.0%

Financial events	Date [1]
Trading Statement Q4 2009	January 29, 2010
Results January–December and Q4 2009	Feb. 25, 2010
Publication of the Annual Report 2009	April 2010
Trading Statement Q1 2010	April 16, 2010
Results January–March 2010	May 7, 2010
Record date for the AGM (Sunday)	May 16, 2010
Annual General Meeting (AGM)	May 26, 2010
Dividend ex date	May 31, 2010
Dividend payment date	June 1, 2010
Trading Statement Q2 2010	July 20, 2010
Results January–June and Q2 2010	August 4, 2010
Trading Statement Q3 2010	October 21, 2010
Results January–September and Q3 2010	Nov. 10, 2010

[1] The dates shown above are subject to final confirmation.

Investor Relations activities

During the year, the Executive Board and the Investor Relations team maintained and deepened relationships with analysts and investors at numerous roadshows and conferences in Europe and the US. A total of over 200 one-on-one meetings and presentations were held, attracting some 500 individuals. Executive Board members devoted around 300 hours to face-to-face conversations with investors and analysts. In the interests of transparency and timeliness, all important information and news for shareholders, analysts and bond investors is posted on our corporate website at www.omv.com.

Contact at Investor Relations

Angelika Altendorfer-Zwerenz
OMV Aktiengesellschaft
Trabrennstraße 6-8, 1020 Vienna
Tel: +43 1 40440-21600
Fax: +43 1 40440-621600
E-mail: investor.relations@omv.com
To request quarterly and annual reports, please contact us or use the ordering service under www.omv.com.

Up-to-date information on the Internet

At a glance					in EUR
	2009	2008	2007	2006	2005
Number of outstanding shares in mn [1]	298.78	298.75	298.73	298.71	298.68
Market capitalization in EUR bn [1]	9.17	5.59	16.56	12.84	14.78
Volume traded on the Vienna Stock Exchange in EUR bn	8.36	15.68	19.84	22.59	11.49
Year's high	31.00	57.80	55.42	59.86	52.89
Year's low	18.02	16.70	39.10	37.20	20.93
Year end [1]	30.70	18.72	55.42	42.99	49.50
Earnings per share	1.91	4.60	5.29	4.64	4.21
Book value per share	27.10	24.77	27.24	23.36	19.73
Cash flow [2] per share	6.18	10.76	6.92	6.80	7.06
Dividend per share	1.00 [3]	1.00	1.25	1.05	0.90
Payout ratio in %	52	22	24	23	21
Dividend yield in % [1]	3.26	5.34	2.26	2.44	1.82
Total shareholder return in % [4]	69	(64)	31	(11)	125

[1] As of December 31. [2] Net cash provided by operating activities. [3] Proposed dividend. [4] Assuming no reinvestment of dividends.

Business environment

Gradual recovery of the world economy

In the course of 2009, the **world economy** gradually recovered from the deep recession that had set in during the second half of 2008. State intervention to prop up the banking sector, stimulus packages, and central banks' determination to keep key interest rates low played a major part in stabilizing economies. Global output decreased by about 1% in real terms, but the average conceals strong regional variations. The OECD countries were hardest hit, and output shrank by an average 3% within this group of economies. World trade fell by 12% year-on-year in volume terms. Meanwhile, China continued to race ahead, recording an increase of 9% in Gross Domestic Product (GDP) in 2009.

Most **EU member states** were mainly affected by a massive decline in export demand. Eurozone GDP slumped by almost 4%, while the cost of stimulus measures and government action to support employment swelled budget deficits to over 6%. **Germany's** export-led economy contracted particularly sharply, with output declining by almost 5% and industrial production plunging by 20%. **Austria**, too, was not immune to the downturn, and GDP slid by over 3%. While economic performance in the **twelve new EU member states** was very mixed, GDP dropped by an average of almost 4%. Some countries were negatively impacted not just by declining exports but also by currency devaluations, lower inward foreign investment and high foreign debt. In **Romania**, which had posted the fastest growth in the EU in 2008, GDP dived by about 7%, returning to its 2007 level. The Romanian leu declined in value by about 15% against the euro. In **Turkey**, the recession resulted in a decline in GDP of 6%.

Decrease in worldwide oil consumption

As in 2008, **world oil demand** slackened, retreating by 1.2 mn bbl/d to 85.0 mn bbl/d. Demand from OECD countries registered its steepest decline (down by 4%) since the start of the 1980s, however, consumption in non-OECD countries rose by 2%. **Global oil output** was down by 1.5 mn bbl/d at 84.9 mn bbl/d, leading to slightly lower crude inventories. OPEC's daily production of 28.7 mn bbl of crude and 4.7 mn bbl of NGL took its market share below 40%. OECD crude production stagnated at 19.4 mn bbl/d, whereas in Russia, the Caspian Region and South America output rose markedly.

Crude price (Brent) and EUR-USD exchange rate


EUR-USD
USD/bbl
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
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80
60
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J F M A M J J A S O N D
Brent price 2008
Brent price 2009
EUR-USD 2008
EUR-USD 2009

The **Brent crude** price began the year at USD 40/bbl and traded on the spot market within a narrow band until mid-March, with no clear trend emerging. Brent prices then climbed steadily – with the exception of temporary setbacks at the start of July and in early September – to reach almost USD 80/bbl by mid-November. The average price of Brent in 2009 was USD 61.67/bbl – a 37% year-on-year fall. The average price of **Urals**, the reference oil price in Romania, was 35% lower at USD 61.18/bbl.

Negative fundamentals including declining demand, increasing spare capacity and high inventories had little to do with oil price trends in 2009. The prospect of economic recovery, and the desire to hedge against USD weakness and inflation, as well as low interest rates, prompted many financial market players to move into oil futures. The persistent contango (future prices above spot prices) led to increased arbitraging and inventory builds, particularly in middle distillates. As a result, middle distillate prices receded by 40% (in EUR terms) on the **Rotterdam petroleum products market**, whereas prices for other product groups lost only about 30% year-on-year. Due to lower demand and high stock levels, refining margins narrowed by over 60% and refining capacity utilization diminished.

The **EUR-USD exchange rate** averaged 1.39 compared to 1.47 in 2008, hence a slightly stronger USD.

Energy consumption in Austria fell by 5% to about 1,360 petajoules. Natural gas consumption of end-consumers was down 2% year-on-year to 8.2 bcm. Domestic natural gas production grew by 9% to 1.7 bcm, while net imports shrank by 4%. At year end, there were 3.7 bcm of natural gas in Austrian storage facilities, which have a total capacity of 4.1 bcm, corresponding to a capacity utilization of over 90%.

Petroleum product sales on markets served by OMV (Central and Southeastern Europe as well as Turkey) descended by 5% to some 109 mn t in 2009. This hefty decline was largely a reflection of the economic crisis. Aviation kerosene sales fell by 8%, and consumption of automotive diesel by 4% – the first decline for many years. Gasoline sales slipped by 3%, continuing the trend seen in recent years. The 12% drop in sales of (extra) light heating oil was due to unusually high demand in 2008. Demand for heavy fuel oil was very mixed, decreasing by an overall 18% due to lower utilization by power plants and industry. Romania was the only country to record an increase in consumption.

In **Central and Eastern Europe** (Austria, Bosnia and Herzegovina, Croatia, Czech Republic, Hungary, Northern Italy, Slovakia, Slovenia and Southern Germany) total sales volumes declined by 6%. While automotive fuel sales dipped by 3%, heating oil sales were particularly hard hit, down by 12%. In Austria, total sales of petroleum products were more than 6% lower year-on-year, at 11.1 mn t. Sales of both gasoline and automotive diesel decreased by 1% and 4% respectively. Sales of aviation kerosene (down by 11%), (extra) light heating oil (down by 14%) and heavy fuel oil (down by 27%) fell heavily.

In **Southeastern Europe** (Bulgaria, Moldova, Romania and Serbia) there was an overall decline in demand of almost 7%. In Romania – the largest market in the region – surging demand for heavy fuel oil (up by 42%) was offset by falls in sales of diesel (down by 7%) and other products (down by 16%). Gasoline demand edged up by 1%.

In **Turkey**, demand for petroleum products dropped by about 5%. Here, too, automotive fuel sales held up considerably better than those of heating oil. Gasoline and diesel sales were down by 3% and 4%, respectively.

Consumption of oil products in mn t


Moldova
Bosnia and Herzegovina
Slovakia
Slovenia
Serbia
Bulgaria
Croatia
Hungary
Northern Italy
Czech Republic
Romania
Austria
Southern Germany
Turkey
0
5
10
15
20
25
30
35
2009
2008

Sharp decline in demand for oil products

Integration

The focus of OMV's operations is on the three business segments Exploration and Production, Refining and Marketing as well as Gas and Power.

As an integrated energy supplier OMV capitalizes on synergies throughout the value chain and thereby gains competitive advantage. We also look for opportunities to cut costs and boost earnings by further exploiting synergies within the business segments.

Our integrated approach sets us apart from the competition and favorably positions us to take on the challenges of the industries in which we operate in the best possible way.


"How many business segments do you need to reap the rewards?"
"Good things come in threes."

Exploration and Production

The Exploration and Production (E&P) segment was significantly impacted by the volatile business environment in 2009. The production start-up at Maari (New Zealand) and Komsomolskoe (Kazakhstan), coupled with various production enhancement measures mitigated the negative effects on production which were caused by natural decline, the OPEC quota and lower production in the UK, as well as the first-time exclusion of inert gases from the reported production volumes.

Solid results despite weaker price levels
EBIT decreased by 36% to EUR 1,450 mn (thereof Petrom: EUR 582 mn), mainly due to significantly lower oil and gas prices and despite a stronger USD. The Group's average realized oil price in USD dropped by 32% and the average realized gas price in EUR by 15%. Special items were mainly related to write-offs, personnel restructuring and disposal of assets. Excluding special items, clean EBIT declined by 41% to EUR 1,517 mn (thereof Petrom: EUR 633 mn).

Production growth in 2009

Production of hydrocarbons amounted to 115.5 mn boe (thereof Petrom: 68.3 mn boe) and reached 2008 levels, although inert gases (non-hydrocarbon gases that can not be sold, approximately 5,000 boe/d) in Austria and Pakistan have been excluded from the reported production and volumes were also negatively impacted by the OPEC quota in Libya.
On average, daily production amounted to 317,000 boe/d (thereof Petrom: 187,000 boe/d). Production significantly increased in Q4/09 to 327,000 boe/d. Higher production in New Zealand, Yemen and Austria compensated for decreases in Romania, Libya, Pakistan, Tunisia and the UK. **Production costs** excluding royalties (OPEX) decreased by 16% to USD 12.0/boe (2008: USD 14.3/boe).

Exploration portfolio expanded
OMV recorded another year of exploration and appraisal successes in Romania, Austria, Tunisia, New Zealand, Russia, Libya and the UK. Of 33 wells drilled (23 exploration wells and 10 appraisal wells), 13 resulted in discoveries, equating to a success rate of 39%. Extensive seismic data acquisition was carried out in the Kurdistan Region of Iraq, Romania, Pakistan, Slovakia, Tunisia and Libya to significantly strengthen the exploration drilling portfolio for future activities. Three-year average finding costs declined to USD 5.2/boe (2008: USD 6.0/boe) due to successful exploration activities.

Proved hydrocarbon reserves as of December 31, 2009 were 1,188 mn boe (thereof Petrom: 854 mn boe) and proved and probable oil and gas reserves amounted to 1,870 mn boe (thereof Petrom: 1,254 mn boe). This resulted in a three-year average reserve replacement rate of 71% in 2009 (2008: 55%). The reserve replacement rate for the Group in the single year 2009 reached 85% (2008: 91%), thereof 70% (2008: 71%) in Romania and 104% (2008: 122%) in the other countries.

In **Austria**, the production level reached 40,300 boe/d (2008: 37,600 boe/d), despite the deduction of inert gases in the calculation of production volumes for the first time, the highest level since 1980. Higher gas volumes were mainly achieved from the gas fields Strasshof and Ebenthal.

OMV and NAFTA a.s. continued their joint geological studies in the **Slovak** part of the Vienna Basin as well as the preparation of the exploration well Husky-1.

In **Romania**, Petrom holds exploration licenses for 15 onshore and 2 offshore blocks, with a

At a glance

	2009	2008	Δ
Segment sales in EUR mn	3,797	5,089	(25)%
Earnings before interest and taxes (EBIT) in EUR mn [1]	1,450	2,274	(36)%
Capital expenditure in EUR mn	1,500	2,328	(36)%
Production in mn boe	115.5	115.9	0%
Proved reserves as of December 31 in mn boe	1,188	1,206	(1)%

[1] Excluding intersegmental profit elimination; for reasons of comparability, the 2008 figure is adjusted accordingly.

total area of 59,100 km² (of which 13,730 km² is offshore) and operates 256 oil and gas fields producing 180,800 boe/d (2008: 188,500 boe/d). The slight decrease in oil production was caused by natural decline and fewer new wells drilled as a consequence of investment prioritization. Gas production was negatively influenced by the reduction in demand due to partial shutdowns of the local fertilizer industry and other industrial consumers. First oil from the offshore well Delta 6 was achieved in July and from Lebada Vest 4 in August. Both wells account together for over 10% of Romania's offshore production. In a joint venture with ExxonMobil, a 3D seismic survey on the deepwater Neptun Block in the Black Sea was completed in November, covering an area of approximately 3,200 km², the largest area ever surveyed in Romania using 3D seismic. As a result of enhancing the HSE culture, the annual Lost Time Injury Rate (number of lost work day injuries per mn hours worked) in E&P Romania decreased significantly from 0.69 in 2008 to 0.20 in 2009.

In **Kazakhstan**, production increased by 9% to 6,300 boe/d (2008: 5,700 boe/d) due to the production start-up of the Komsomolskoe oil field in June, which more than offset the natural decline in the Tasbulat Oil Company fields (Tasbulat, Turkmenoi and Aktas). On December 31, Petrom acquired Korned LLP, which owns the Kultuk oil discovery, located 34 km north west of the Komsomolskoe oil field.

In **Russia**, the first exploration success was achieved with Lugovaya-1 in the Kamenski license in the Saratov Region, whereby a flow rate of around 2,500 bbl/d plus additional gas and condensate in other formations was achieved.

In the **United Kingdom**, production decreased to 6,400 boe/d (2008: 7,800 boe/d) due to a longer than expected maintenance shutdown in Schiehallion, caused by the refurbishment of the FPSO (floating production, storage and offloading) vessel, and a high natural decline in this field. This was only partially compensated by a higher production in the Beryl area and in Jade. A further appraisal well and sidetrack in the Rosebank discovery confirmed its significant potential. The highlight in the UK was the successful drilling of the Tornado exploration well, the first OMV operated deepwater well in the West of Shetlands, which resulted in an oil and gas discovery.

Furthermore, OMV increased its exploration acreage in the West of Shetland by successfully acquiring from Eni a 20% interest in license L005 in the **Faroe Islands**.

OMV strengthened its exploration position in **Norway** by adding three more licenses in the Barents Sea and one in the Norwegian North Sea. In Norway, OMV holds eight licenses, of which five are OMV operated.

OPEC quota impacted volumes in Libya

Production in **Libya** decreased to 29,400 bbl/d (2008: 33,900 bbl/d) due to the cut in the OPEC quota. The development of the NC186 I and NC115 R fields in the Murzuq Basin continued. Development of the J and K Fields in NC186 commenced and resulted in first oil being produced from the J field in December. In addition, a large 3,800 km² 3D seismic survey was initiated in NC115. Field development plans for the redevelopment of the giant Nafoora-Augila field and enhanced oil recovery measures in the Intisar fields (Sirte Basins), as well as for the G and H discoveries in NC200, located in the Murzuq Basin, were submitted to the National Oil Company.

In **Tunisia**, production decreased to 7,400 boe/d (2008: 9,000 boe/d), mainly caused by the natural decline in the mature Ashtart and TPS fields. In Ashtart, a revamp project started with the aim to mitigate the natural decline. At the end of the year, OMV commenced with a multi-well exploration and appraisal drilling campaign in the Jenein South block in southern Tunisia, which is operated by OMV. Further exploration activities were undertaken in the OMV operated Sidi Mansour block in the Gulf of Gabes, where the acquisition of 500 km 2D seismic was successfully completed.

In **Egypt**, the evaluation of the recently acquired 3D seismic in the offshore Block 11 (Obaiyed) has yielded several interesting exploration leads and prospects. The search for potential partners has been initiated.

In **Pakistan**, production decreased to 14,300 boe/d (2008: 17,000 boe/d) due to the deduction of inert gases and reduced production from Miano. An unconventional gas study was completed and potential targets for future opportunities were identified.

Acquisition in the Kurdistan Region of Iraq

Extensive 2D seismic acquisition and processing were completed for the Mala Omar and Shorish blocks in the **Kurdistan Region of Iraq**. The Shorish-1 exploration well was spudded in December 2009. The acquisition of a 10% interest in Pearl Petroleum Company Limited was completed in May 2009, granting access to two large gas fields which will be appraised and then developed and produced. The Khor Mor and Chemchemal gas fields have significant gas reserves and contingent resources including condensates and LPG.

In **Yemen**, the Habban oil field contributed 6,300 bbl/d to OMV's production (2008: 3,300 bbl/d) and the implementation phase is progressing with 17 wells. The engineering of the central processing facilities as well as preparations for the construction of the oil export pipeline are in progress.

OMV executed the sale of the non-core Timor Sea assets in **Australia**. Currently OMV is preparing for 3D seismic in the NW Shelf blocks.

In **New Zealand**, production nearly doubled to 24,700 boe/d (2008: 13,100 boe/d) due to the Maari oil field, which was put on stream in Q1/09. The Maari field's drilling campaign resulted in six successful development and three injection wells. An extended reach well with a total length of around 8,000 m was successfully drilled from the wellhead platform to appraise and produce from the Manaia structure in the Maari license.

Worldwide exploration and production portfolio


Exploration:
Australia
Egypt
Faroe Islands
Ireland
Norway
Slovakia
Kurdistan Region of Iraq
Russia Province Komi
Russia Province Saratov
Exploration and Production:
Austria
Kazakhstan
Libya
New Zealand
Pakistan
Romania
Tunisia
United Kingdom
Yemen

Exploration | Exploration and Production

Outlook for 2010

Increase in production expected

E&P's average yearly production is expected to increase to approximately 325,000 boe/d due to the new oil fields Maari and Komsomolskoe, which came on stream in Q1/09 and Q2/09 respectively. Those assets will contribute considerably to overall production by reaching their daily plateau production levels. However, this target also reflects the exclusion of inert gases from reported production in Austria and Pakistan as well as the expected production limitations caused by the OPEC quota. Furthermore, the potential of certain fields developed in Austria and Romania has been reassessed. In order to further strengthen its E&P portfolio, OMV plans to drill about 40 exploration and appraisal wells, about a quarter more than in 2009. Work on the recently acquired Kultuk oil discovery (Kazakhstan) will commence with a 3D seismic acquisition. The spud of the exploration well Husky-1 in Slovakia has started in the beginning of 2010. The first OMV operated exploration well in the Kurdistan Region of Iraq will be completed in H1/10. In the United Kingdom, 2010 will see concerted efforts to appraise the Tornado discovery as well as substantial engineering work to progress the development of the Rosebank and Cambo discoveries in the West of Shetland. In Romania, the focus will be on the gas de-bottlenecking project in Hurezani, with the installment of a compressor station to facilitate gas production from low pressure wells, as well as on planning and executing field re-development projects and organizational streamlining. Efforts will be undertaken to minimize natural decline concentrating on reservoir management initiatives, infill drilling and a focused workover program. In order to cope with the volatile business environment, E&P will continue to prioritize its investments and apply strict cost control. In order to cater for future production growth, emphasis will be put on acquiring reserves and production.

Production in 2009

	Oil and NGL		Natural gas		Total
	mn t	mn bbl	bcf	mn boe	mn boe
Austria	0.9	6.4	50.1	8.3	14.7
Petrom	4.6	33.5	188.2	34.8	68.3
Northwestern Europe	0.2	1.4	5.5	0.9	2.3
North Africa	1.8	13.5	—	—	13.5
Middle East	0.3	2.3	31.4	5.2	7.5
Australia/New Zealand	0.7	5.5	22.1	3.7	9.2
Total	**8.5**	**62.6**	**297.2**	**53.0**	**115.5**

Proved reserves as of Dec. 31, 2009

	Oil and NGL		Natural gas		Total
	mn t	mn bbl	bcf	mn boe	mn boe
Austria	7.2	50.8	443.8	74.0	124.7
Petrom	63.6	458.1	2,141.3	395.8	853.9
Northwestern Europe	2.0	14.8	31.0	5.2	19.9
North Africa	14.8	112.1	—	—	112.1
Middle East	2.6	19.8	107.8	18.0	37.7
Australia/New Zealand	2.6	19.4	121.8	20.3	39.7
Total	**92.7**	**674.9**	**2,845.7**	**513.2**	**1,188.1**

Refining and Marketing including petrochemicals

The results of the Refining and Marketing including petrochemicals (R&M) segment were heavily impacted by the weak economic environment: Refining margins dropped dramatically mainly due to weak middle distillate spreads as a result of falling demand and high inventory levels in Europe. Petrochemical margins came under heavy pressure and the marketing business also suffered from lower margins and volumes. On the other hand, we saw some further improvements on the cost side: Consolidation of the retail network, rigorous cost control and profitability enhancement programs, as well as restructuring of the marketing organization, increased efficiency. Petrom also made significant progress in restructuring.

Sharp decline in middle distillate spreads

Earnings impacted by a sharp decline in refining margins and one-off charges

2009 was marked by a sharp decline in middle distillate spreads due to low demand and high inventory levels. This led to depressed refining margins, which reached a historically low level. At EUR (222) mn, clean CCS EBIT is considerably below the EUR 602 mn reached in 2008. The figure for 2009 excludes net one-off charges of EUR 93 mn arising mainly from the decision to revise the Petrobrazi modernization investment program. Positive inventory effects of around EUR 170 mn, as a consequence of rising crude prices, could not compensate for the margin decline. Thus, EBIT stood at EUR (143) mn.

Refining earnings were negatively impacted by a sharp decline in refining margins. The negative impact of declining middle distillate spreads could not be compensated by the lower cost of own crude consumption, which was caused by a lower crude price compared to 2008. Depressed middle distillate spreads proved a significant burden to the western refineries due to their middle distillate-dominated yield structure. Despite a 6% increase in sales volumes, the EBIT of the petrochemicals business in Austria and Germany deteriorated as a result of lower product margins. Refining capacity utilization decreased to 82%, reflecting the decline in refining sales volumes by 5% as a consequence of the difficult economic environment weighing on demand. Capacity utilization of western refineries was maintained close to 2008 levels, whereas Petrom's capacity utilization dropped, caused mainly by the shutdown of the Arpechim refinery in November as a reaction to the unfavorable market environment. Due to pressure on the petrochemicals business, the steam cracker unit in Arpechim was out of service for the entire year 2009. The success of further restructuring activities at Petrom could partly offset the effects of the weak market.

Annual refining capacities

	mn t
Refineries West	
Schwechat	9.6
Burghausen	3.6
Bayernoil	4.6
Refineries East	
Petrobrazi	4.5
Arpechim	3.5
Total	**25.8**

The marketing business showed a decline compared to 2008. Active cost management and the successful restructuring of Petrom's retail network, which led to an increase in retail sales volumes in Romania, could not compensate for the adverse impact of the ongoing economic

At a glance

	2009	2008	Δ
Segment sales in EUR mn	13,900	20,883	(33)%
Earnings before interest and taxes (EBIT) in EUR mn	(143)	(105)	35%
Capital expenditure in EUR mn	347	894	(61)%
Product sales by refining business in mn t	21.49	22.64	(5)%
Marketing sales volumes in mn t	17.41	18.45	(6)%

crisis. Total marketing sales volumes declined by 6% compared to 2008, while both commercial and retail margins fell to a lower level than the previous year.

Modernization of western refineries completed
Aided by the intensive investment program, the western refineries were successfully restructured in the past five years. These modernization measures strengthened the position of OMV's western refineries and are expected to have a positive impact on efficiency in connection with the anticipated mid-term growth in demand for middle distillates. In Q2/09, the program has been completed with the installation of the thermal cracker in Schwechat. This investment allows OMV to increase residue conversion, enabling the use of heavier crudes while increasing the proportion of higher quality products in the output mix. Despite the adverse economic environment, capacity utilization of the western refineries was kept at a high level of 88%, which is above the Western European average, due to OMV's strong vertical market integration.

Consolidation and cost saving initiatives help to increase efficiency in marketing
Several optimization and efficiency-enhancing projects have continued, which helped mitigate the effects of the unfavorable economic environment. Cost saving initiatives and process optimization efforts as well as streamlining of the marketing organization reduced fixed costs considerably. The ongoing optimization of the retail network, which led to the divestment of further 100 tail end filling stations in 2009 and the decision to exit the Italian market (effective in Q1/10), contributed to efficiency gains in the marketing business. While optimizing the existing network, the retail business continues its focus on a premium brand strategy with selective investments into top quality locations. OMV's premium retail network generates high levels of customer loyalty and supports retention of our high market share. The total number of filling stations decreased slightly to 2,433 while an average annual throughput of 3.4 mn l was maintained despite the declining market environment.

Number of filling stations and VIVA shops


3,000
2,500
2,000
1,500
1,000
500
0
804
807
819
814
1,736
1,731
1,709
1,619
2006
2007
2008
2009
OMV filling stations
Petrom filling stations
VIVA Shops

Efficiency increase in Marketing

The non-oil business delivered a significant contribution in 2009. The strong positioning of the VIVA brand helped keep shop sales at a high level despite the ongoing economic crisis and reduced consumer spending. In the commercial business, further streamlining of the customer base and increased focus on growth products like bitumen, diesel and jet fuel will lead to increased profitability. The decision to sell the heating oil end-consumer unit in Austria will further contribute to increased efficiency.

Petrom: Strong contribution from restructured marketing business; refining restructuring investment revised
The main focus of activities continued to be the integration and restructuring of Petrom. With the turnaround in the marketing business fully completed, Petrom marketing continues to make a strong contribution to the result. In the fully modernized filling station network in Romania, annual throughput further increased to 4.8 mn l/site, originally starting from 2 mn l/site in 2004. Overall retail sales volumes of Petrom-branded filling stations therefore increased by 12% despite the weak economic environment. In Moldova, the restructuring of the filling station network was continued. The majority of retail stations in Moldova are now operated under a dealer system.

In the commercial business, the main event during the year was the acquisition of an additional stake in Petrom Aviation (shareholding increased from 69.4% to 95.6%) and the further optimization of the LPG activities. The storage tank rationalization program is in progress. In

Tank farm modernization in Petrom

October 2009, the first modern tank farm conforming to western standards was opened in Jilava. An additional tank farm is currently under construction and will be operational in 2010. Old terminals that have been shut down are being removed and the locations decommissioned.

Old equipment is also being removed at a site renewal project in the Petrobrazi refinery with soil decontamination and land recultivation schemes implemented, thus contributing to improved environmental and security standards. The establishment of a safety culture program helped Petrom to further improve safety performance and reach OMV's safety standards.

In the Romanian refineries, a comprehensive modernization program is continuing and resulted in first improvements of the yield structure. In Petrobrazi, a new FCC (fluid catalytic cracker) gasoline post-treater unit started operations and enhanced Petrom's ability to comply with European product specifications from Q1/09 onwards. In line with new market developments, the scope of the original investment plan of Petrobrazi's modernization has been revised. The capacity of the Petrobrazi refinery will be adjusted to 4.2 mn t, a suitable size for processing the domestic crude production of Petrom. Petrom will invest EUR 750 mn between 2010 and 2014 in further modernizing and ensuring the maintenance of its Petrobrazi facility. At the end of 2009, negotiations with Oltchim for the transfer of the petrochemical activities from Arpechim were finalized and the divestment became effective in Q1/10.

Markets served by Refining and Marketing


Germany
Bayern-
oil
Czech Republic
Burg-
hausen
Schwechat
Slovakia
Austria
Hungary
Moldova
Romania
Slovenia
Italy
Croatia
Arpechim
Petrobrazi
Bosnia and
Herzegovina
Serbia
Black Sea
Bulgaria
Adriatic Sea
Mediterranean Sea
Turkey


OMV refineries

Challenging year for Borealis
The Borealis result showed positive effects resulting from measures taken to offset weakness in the petrochemicals industry. Despite a further decline in consumption in Western Europe by 7%, Borealis sales volumes increased by 4% compared to 2008. The performance was further supported by the focus on operational excellence and cost competitiveness. However, lower cracker utilization rates and a volatile market environment continued to put industry margins and, in turn, the Borealis margin under pressure.

Borouge – the 40:60 joint venture between Borealis and ADNOC (Abu Dhabi National Oil Company) again showed a good performance in 2009. The Borouge 2 project, aiming at the expansion of the annual production capacity of polyolefins to 2 mn t in H2/10, is well on track. A further expansion to 4.5 mn t of polyolefins by 2013 (Borouge 3) is also making good progress, with the Front-End Engineering and Design (FEED) work having started in 2009.

Highlights of Borealis' asset investment program in Europe were the technical completion of a new 350,000 t/y low-density polyethylene plant in Stenungsund, Sweden, (start-up scheduled for H1/10), and the inauguration of the international innovation headquarters in Linz, Austria. Borealis' favorable net debt position enables the company to invest in growth projects throughout the cycle.

Solid financial contribution of Petrol Ofisi
As of December 31, 2009, OMV held a 41.58% stake in Petrol Ofisi, Turkey's largest nationwide retail station network operator and commercial wholesaler. Petrol Ofisi's operating result was impacted by the weak economic environment. However, due to margins well above European average as well as a stable TRY versus the USD in 2009, Petrol Ofisi's contribution to OMV Group's financial income increased from EUR 10 mn in 2008 to EUR 40 mn in 2009.

Outlook for 2010
The R&M segment will continue to suffer the effects of a depressed margin environment in refining and petrochemicals. While refining margins are expected to remain at the low level of 2009, petrochemicals margins could contract still further due to product inflows from the Middle East. In the Schwechat refinery, a turnaround of the crude distillation unit is scheduled for Q2/10. Petrobrazi has a turnaround scheduled for April and the Arpechim refinery will be operated as and when market conditions permit due to the poor margin environment. Overall capacity utilization is therefore expected to be below 2009 levels. The construction of the "Ethylene Pipeline Süd", which will strengthen the petrochemical industry in Bavaria (Germany), will continue, with completion expected in 2010. Marketing volumes as well as margins are expected to come under more pressure as the effects of the economic crisis will continue in 2010. The exit from the retail business in Italy by the end of 2009 and the further sale of tail end filling stations should lead to an optimized structure of the overall network. Stringent cost management in R&M together with the streamlining of the organization will support profitability in a generally unfavorable economic environment. At Petrom, the revised Petrobrazi refining investment will be started.

Support of profitability through streamlining of the organization

Gas and Power

The Gas and Power (G&P) segment continued to roll out its strategy in 2009, reaching a number of important milestones. In the logistics business, the Intergovernmental Agreement between the transit countries marked a major advance towards the implementation of the Nabucco gas pipeline project. The supply, marketing and trading business pressed ahead with expanding its international activities. The Central European Gas Hub launched the CEGH Gas Exchange of Wiener Börse. In the power business, construction work began on the first power plant in Romania.

G&P EBIT declined slightly

G&P recorded a slight decline in EBIT to EUR 235 mn (2008: EUR 245 mn), largely reflecting the negative impact of the Doljchim fertilizer plant in Romania. In 2009, a steep fall in demand leading, in turn, to low product prices, and significant provisions booked due to the planned closure of the plant weighed on Doljchim's earnings contribution. The supply, marketing and trading business posted significantly improved earnings for the year, with slightly higher volumes. While EconGas profited from higher volumes, portfolio optimization and trading activities at international trading hubs, Petrom's gas sales were burdened by shrinking demand on the Romanian market, even though Petrom gained market share. The logistics business benefited from higher sales of transportation volumes and near-full storage capacity.

Supply, marketing and trading

Despite the economic crisis and resultant highly adverse market conditions, the supply, marketing and trading business increased its EBIT, and sales volume climbed to 13.1 bcm. The acquisition of a 40% stake in Enerco – the second-largest Turkish gas importer and holder of a long-term import license for 2.5 bcm/y – ensures the long-term gas supply of approximately 1 bcm/y required for the planned Samsun power plant in Turkey.

EconGas

EconGas reached a record sales volume of 8.3 bcm and net sales revenues of EUR 2.3 bn in 2009. This success was, on the one hand, owed to the growth in the company's trading activities as, in addition to the existing registrations, such as with the Central European Gas Hub, EconGas also registered with trading hubs such as the British National Balancing Point (NBP), the French Point d'Echange de Gas (PEG), the German Gaspool and the APX Gas UK platform. On the other hand, the company's strong performance was also driven by its well-established operations on the wholesale and business markets. International sales accounted for 37% of total volumes – an increase of about one-third as compared to 2008. In 2009, EconGas' Italian subsidiary purchased its first liquefied natural gas (LNG) cargo. During the year, EconGas held its seventh gas auction in cooperation with the Central European Gas Hub. The company remained reliable on supply security at the start of 2009, when it succeeded in maintaining full supplies to all its customers despite a gas transit conflict between Russia and Ukraine that lasted almost two weeks.

Petrom

Romania was hit by the supply outages caused by the gas dispute between Russia and Ukraine in January 2009. However, in contrast to certain

At a glance

	2009	2008	Δ
Segment sales in EUR mn	3,273	3,798	(14)%
Earnings before interest and taxes (EBIT) in EUR mn	235	245	(4)%
Capital expenditure in EUR mn	381	243	57%
Natural gas sold in bcm	13.1	12.8	2%
Transportation capacity sold in bcm	75.3	66.3	14%
Storage volume sold in mn cbm	2,211	2,187	1%

other Southeastern European countries, supply interruptions to household consumers in Romania were avoided. Petrom played an important part in this by ramping up gas production to maximum capacity. The economic crisis caused a 15% fall in Romanian gas demand to 13.1 bcm (2008: 15.4 bcm). However, Petrom maintained its strong market position and gained market share, since sales decreased by only 9% to 4.6 bcm. The price for domestic producers was unchanged at RON 495/1,000 cbm – equal to approximately USD 162/1,000 cbm at the annual average exchange rate.

International gas logistics projects to strengthen Austria's position as a gas hub
About one-third of all Russian natural gas exports to Western Europe already travel via the Baumgarten turntable in Austria. New projects such as the Nabucco gas pipeline, the Gate LNG terminal in the Netherlands and the Adria LNG terminal in Croatia will increase Europe's security of supply and strengthen Baumgarten's position as a physical gas turntable. In addition, the planned South Stream pipeline from Russia is expected to partly run to Austria.

Nabucco gas pipeline
The Nabucco gas pipeline is one of the most important European infrastructure projects. The signing of an Intergovernmental Agreement between the transit countries – Austria, Bulgaria, Hungary, Romania and Turkey – has created equal legal conditions for gas transportation along the entire route. This has laid the groundwork for the financing and execution of the project, which is designed to give Europe access to the large gas reserves in the Caspian Region and the Middle East. An open season process, which will result in the first binding transportation contracts is scheduled for 2010, and will be followed by the final investment decision. The commencement of construction works is planned for 2011, with commissioning due in 2014.

LNG business
While pipelines will continue to be the foundation of European gas supplies, LNG will play an increasingly important role. OMV is watching these market developments very closely, and is already actively involved in LNG trading. In the logistics business, the Gate LNG terminal in Rotterdam, in which OMV holds a 5% interest, is under construction, and EconGas has reserved 3 bcm/y of regasification capacity there. The facility is due for commissioning towards the end of 2011; initial capacity will be 12 bcm/y. The Adria LNG project in Croatia has been held back by delays in lining up Croatian partners for the development consortium, which is now expected to take place in 2010. RWE's withdrawal from the project enabled OMV to raise its stake in the consortium to 32.47%. The terminal is scheduled to come on stream in 2015 at an initial capacity of around 11 bcm/y, potentially rising to 15 bcm/y after a subsequent expansion.

Storage – a key element in supply security

Expansion of storage capacity

Sales of storage capacity to domestic and foreign customers rose from an already high base in 2008, to reach 2.2 bcm. In order to increase supply security in Austria, a technical feasibility study on the planned Schönkirchen Tief gas storage was completed, opening the way for the expansion of storage capacity in the immediate vicinity of the Baumgarten turntable. In addition, we collaborated with E.ON on developing the Etzel salt cavern storage project in Northern Germany, in which OMV has a 20% interest. The facility is scheduled for commissioning in 2012.

Baumgarten gas turntable

Attractiveness of Baumgarten is enhanced further

OMV's turntable at Baumgarten is a unique asset: An interconnection point for high-capacity pipeline systems serving major markets with large storage facilities nearby. The planned Nabucco gas pipeline and additional Russian pipeline projects are set to add to Baumgarten's throughput, necessitating further expansions of the Austrian transit network. Due to Austria's strategically important location, large and growing amounts of gas are transited via Baumgarten. The amount of gas carried by OMV's pipelines rose 14% year-on-year to 75.3 bcm in 2009. The increase is mainly explained by the commissioning of the Weitendorf compressor station on the Trans-Austria-Gas (TAG) pipeline, and larger volumes transported on the West-Austria-Gas (WAG) and the Hungaria-Austria-Gas (HAG) pipelines.

CEGH gas exchange services
In 2009, the volume traded on the Central European Gas Hub expanded by over 50% to reach 22.8 bcm, further strengthening its position in the European gas market. In November, monthly title tracking volume hit a new peak of 2.6 bcm. Another milestone was the launch of the CEGH Gas Exchange of Wiener Börse, which began operating a spot market in cooperation with the Vienna Stock Exchange and European Commodity Clearing (ECC) on December 11, 2009. The exchange opened with 13 members and six clearing banks. A futures market, to be launched in 2010, will significantly widen its portfolio of services, taking CEGH further towards its goal of becoming the leading gas trading hub in continental Europe. The Vienna Stock Exchange operator Wiener Börse AG plans to take a 20% stake in CEGH in 2010. Clearance from the European Commission for Gazprom to invest in the company is still pending.

Implementation of the power strategy started
For the power business, the main highlight of 2009 was the start of implementation of its first projects. Work commenced on the 800 MW class gas-fired power plant in Brazi, Romania in June, which is due to start operations near the end of 2011. In September 2009, construction of a 16 MW heat recovery plant began in Weitendorf, Austria. This pilot project involves using waste heat from a compressor station on the TAG pipeline to generate electricity for

Strong position of the G&P segment in the European growth belt


North Sea
Russia
LNG
Caspian Region
South
Stream
LNG
Nabucco
Middle East
North Africa
Equity
production
OMV
Sites
Turntable
Baumgarten
Power
plant
projects
Existing
supply
Potential
supply
Target markets
(regionally clustered)

infeed to the public grid. Near the end of 2009, preparations began at the site of the 800 MW class gas-fired power plant in Samsun, Turkey, where construction will get underway in 2010. The planned gas-fired power plant in Haiming, Germany, is at the approvals stage. The roll-out of our power business by the wholly owned subsidiary OMV Power International GmbH is aimed at adding value through forward integration of the existing gas supply chain. The power business is also evaluating potential renewable energy projects.

Outlook for 2010

Supply, marketing and trading will continue to expand its international activities, and step up trading at CEGH and other European hubs. The announcement of new power station projects is expected to herald further market growth. The business is working for further diversification of its long-term supply contracts in order to create a stable platform for international growth. The focus is on sourcing supplies from the Caspian Region and the Middle East. Joint projects with E&P, aimed at increasing equity gas output, will also play a pivotal role. The development of two large gas fields in the Kurdistan Region of Iraq by Pearl Petroleum Company, in which OMV owns a 10% stake, is of great significance for the G&P segment's supply and marketing activities. The gas could be transported to OMV's markets by the planned Nabucco gas pipeline. G&P will also focus strongly on intersegmental and interregional optimization of gas and power operations. The transposition of European legislation adopted in 2009 (Third Energy Package) into national law will lead to a number of changes for the logistics business. The most important of these will be the introduction of an entry/exit tariff scheme in the Austrian transit business, clearer separation of transportation services from other operations and stricter requirements for the independence of network operators. Further progress will be made on the storage projects in Schönkirchen and Etzel, and the Gate and Adria LNG projects. The WAG pipeline expansion projects are moving ahead, and are due for completion in 2011. A new compressor station in Baumgarten, and a new gas pipeline between Baumgarten and Auersthal, Austria, will also result in increased transport capacity from 2011 onwards. An open season process for the Nabucco project, due in 2010, will lead to the conclusion of the first binding transportation contracts. The final investment decision is to be taken as soon as this procedure has been completed. In the power business, the construction of the Brazi gas-fired power plant in Romania, which began in 2009, is proceeding on schedule. Work on the power plant project in Samsun, Turkey, is due to start in 2010. As part of the efforts to tighten our focus on core activities due to anticipated poor market conditions, Petrom's Doljchim fertilizer plant is to be closed at the end of 2010.

Entry into power business on track

Responsibility

At OM[illegible] of the multiple challenges our job enta[illegible] ct the responsibility towards people, the [illegible], and towards technological progress. It is this [illegible] ghly demanding mix of challenges that makes OMV an attractive place to work.

As a listed company OMV is subject to strict regulations. Our [illegible] nance principles commit us to a[illegible] erence [illegible] behavioral standards and [illegible] nt [illegible] ical business practices, [illegible] ve to build trust.

[illegible] Professionals, Pioneers and [illegible] the OMV values in our day-to-day [illegible] serve as the common cultural grounding that supports us in growing responsibly.


"Hope I'm not too hot for you."
"I like to take responsibility."

Directors' report

Group financials — EUR mn

	2009	2008	Δ
Sales revenues	17,917	25,543	(30)%
Earnings before interest and taxes (EBIT)	1,410	2,340	(40)%
Net income before minorities	717	1,529	(53)%
Net income after minorities	572	1,374	(58)%
Cash flow from operating activities	1,847	3,214	(43)%
Capital expenditure [1]	2,355	3,547	(34)%
Employees as of December 31	34,676	41,282	(16)%

[1] Includes acquisitions as well as investments in associated companies and other interests; adjusted for capitalized decommissioning costs, exploration wells that have not found proved reserves, borrowing costs and other additions which by definition are not considered as capital expenditure.

EBIT of EUR 1,410 mn achieved despite severe economic downturn

OMV delivered an operating result of EUR 1,410 mn in 2009, despite the severe economic downturn in most of its relevant markets. Compared to 2008, EBIT decreased by 40% driven by lower oil and gas prices, a contraction in refined product sales volumes and a depressed refining margin environment. Net special charges mainly related to personnel restructuring costs, an impairment of Petrom's refining assets resulting from the revised investment plan and E&P related impairments in Romania, Russia and the UK. The net financial result at EUR (228) mn came in well below last year's level of EUR (31) mn. The at-equity result was negatively impacted by a lower Borealis contribution caused by the economic downturn. Net interest charges were affected by higher compounding interest for provisions, a provision relating to the tax review of Petrom SA and an overall higher average debt level. Additionally, the financial result 2008 was favored by the MOL dividend income. The effective tax rate climbed up to 39% (2008: 34%). This sizeable increase is attributable to the reduced profit contribution from net-of-tax at-equity and dividend income, as well as low-taxed Petrom income in relation to high-taxed E&P results. This effect is exacerbated by the new contracts in Libya which came into effect in the second half of 2008. A provision booked in expectation of the outcome of Petrom's final tax review for the years 2004 to 2008 additionally increased the effective tax rate of the Group in 2009. Net income including minorities was down by 53% on the previous year to EUR 717 mn, and net income after minorities declined by 58% to EUR 572 mn. Return on average capital employed (ROACE) declined from 12% to 6%, return on fixed assets (ROfA) fell from 23% to 12%, and return on equity (ROE) also decreased from 16% to 7%. For definitions of these ratios readers are referred to the glossary of abbreviations and definitions on page 151 which are an integral part of the Directors' report.

In the **Exploration and Production (E&P)** segment, the exploration portfolio was strengthened by the acquisition of new exploration licenses in the Kurdistan Region of Iraq, Norway, Pakistan and the UK, both as operator and non-operator. In the Kurdistan Region of Iraq, the acquisition of a 10% interest in Pearl Petroleum Company Limited was completed, granting access to two large gas fields which will be appraised, developed and produced. Korned LLP, which owns the Kultuk oil discovery in Kazakhstan, was acquired by Petrom at the end of 2009. The production start-ups at Komsomolskoe in Kazakhstan and Maari in New Zealand added significant oil volumes to E&P's overall production levels. In Pakistan, the Latif and Tajjal fields went on stream. OMV recorded another year of exploration and appraisal successes in Romania, Austria, Tunisia, New Zealand, Russia, Libya and the UK. The highlight in the UK was the successful drilling of the Tornado exploration well, the first OMV operated deepwater well, which resulted in an oil and gas discovery. With a total length of about 8,000 meters, the Manaia appraisal well, drilled by OMV, is the longest extended reach well ever drilled in New Zealand. In Romania, substantial progress was made in restructuring the business and integrating E&P Services. The two challenging offshore wells Delta 6 and Lebada Vest 4 were put on stream in the second half of 2009 and contribute around 10% of Petrom's offshore production in Romania.

The largest ever 3D seismic campaign in Romania was completed in a Joint Venture with ExxonMobil Exploration and Production Romania Ltd. covering 3,200 km² in the Neptun block, deep offshore Romania.

In the **Refining and Marketing including petrochemicals (R&M)** segment, the modernization program of the western refineries was completed with the installation of the thermal cracker in Schwechat in April 2009. The thermal cracker extends residual conversion and thereby enables the use of heavier crude oil and the production of higher quality products. The optimization of the retail network, leading to divestment of tail end filling stations in Austria and the decision to exit the Italian market, contributed to an increased efficiency in the marketing business. Optimization and efficiency-enhancing projects in marketing partly counterbalanced the effects of a generally unfavorable economic environment. In the Romanian refineries, the modernization program was continued and resulted in first improvements of the yield structure. In Petrobrazi, a new FCC gasoline post-treater unit (fluid catalytic cracker) commenced operations and has been enhancing Petrom's ability to comply with European product specifications from the first quarter of 2009 onwards. In line with changes in market conditions, the scope of the original investment plan of Petrobrazi has been revised. The annual capacity of Petrobrazi refinery will be adjusted to 4.2 mn t p.a., a suitable size for processing domestic crude production of Petrom. Petrom will invest EUR 750 mn between 2010 and 2014 in further modernizing and ensuring the maintenance of its Petrobrazi facility. Due to the critical condition of the petrochemicals market, the steam cracker unit in Arpechim was not in operation during the whole year of 2009. At the end of 2009, negotiations with Oltchim for the transfer of the petrochemical activities from Arpechim were finalized. The divestment became effective in the first quarter of 2010. Petrom Marketing continued to make a strong profit contribution. After the modernization of the retail network was completed, the annual throughput per station further increased to 4.8 mn liters despite the ongoing economic crisis. In 2009, OMV retained its 41.58% share in Petrol Ofisi, owner of Turkey's largest nationwide retail station network and commercial wholesaler.

Launch of trading activities by the CEGH Gas Exchange of Wiener Börse

In the **Gas & Power (G&P)** segment, a new compressor station at Weitendorf on the TAG pipeline commenced operations, leading to an increased gas transportation capacity. The signing of the Intergovernmental Agreement on July 13 was an important milestone for the Nabucco gas pipeline project. Since then the basic legal framework ensuring consistent legal conditions for gas transit throughout the entire Nabucco pipeline system is in place. In the second quarter of 2009, a 40% share in the Turkish gas trading company Enerco was acquired. The launch of gas trading activities by the CEGH Gas Exchange of Wiener Börse in December 2009 marked a further step towards positioning the Central European Gas Hub as an important international hub and trading gateway into the CEE region. In Romania, the progress of the first OMV gas-fired power plant at the Petrobrazi refinery proceeded according to plan. Likewise the power plant project in Samsun, Turkey, made progress. In November 2009, the Turkish EMRA (Energy Market Regulatory Authority) approved the increase in OMV's stake in the construction company Borasco Elektrik to 100%.

Earnings before interest and taxes (EBIT)

Earnings before interest and taxes (EBIT)			EUR mn
	2009	2008	Δ
Exploration and Production (E&P) [1]	1,450	2,274	(36)%
Refining and Marketing incl. petrochemicals (R&M)	(143)	(105)	35%
Gas and Power (G&P)	235	245	(4)%
Corporate and Other (Co&O)	(91)	(111)	(18)%
Consolidation: Elimination of intercompany profits	(41)	37	n.m.
OMV Group	**1,410**	**2,340**	**(40)%**

[1] Excluding intersegmental profit elimination.

Total production remained stable at 317,000 boe/d

E&P EBIT decreased by 36% to EUR 1,450 mn, mainly due to significantly lower prices and despite net positive FX effects. Total production of oil, NGL and gas remained stable at 317,000 boe/d. Oil and NGL production was 3% higher than in 2008 as increased production in New Zealand, Yemen, Austria and Kazakhstan more than compensated for shortfalls in Libya, Romania, Tunisia and the UK. Gas production fell by 4%. In Romania, the decrease in oil production was caused by natural decline and fewer new wells drilled as a consequence of investment prioritization. Gas production was negatively influenced by the partial shutdown of the local fertilizer industry. In 2009, non-recurring net expenses of EUR 67 mn were reported, mainly related to restructuring measures in Romania as well as impairments in Romania, Russia and the UK.

R&M heavily impacted by the weak economic environment

The reported **R&M** EBIT came in substantially below last year's level, heavily impacted by the weak economic environment. OMV refineries – having a middle distillate-dominated yield structure – suffered from weak middle distillate spreads which put OMV indicator margins under severe pressure. Refining utilization decreased to 82%, reflecting the decline in refining sales volumes by 5% as a consequence of the demand reducing economic environment: The utilization rate of western refineries was kept almost at the level of 2008, whereas Petrom's utilization rate dropped, caused – amongst other things – by the shutdown of the Arpechim refinery in November as a reaction to the unfavorable market environment. Petrochemical margins came under heavy pressure, while the marketing business also suffered from lower margins and volumes. Rigorous cost-control, profitability enhancement measures and positive effects from Petrom restructuring as well as positive inventory effects arising from increasing crude prices in 2009 could not compensate the negative effects on the result. The reported EBIT also included non-recurring net expenses of EUR 93 mn, mainly impairments related to the decision to revise the Petrobrazi modernization investment program.

G&P EBIT decreased from EUR 245 mn last year to EUR 235 mn, mainly due to the lower contribution of Doljchim. In 2009, the Romanian fertilizer plant was impacted by low market demand and low product prices. Unfavorable market expectations and Doljchim being seen as a non-core business led to the decision to close the plant in 2010. Closure provisions were recorded. Gas Supply, Marketing and Trading benefited from higher sales volumes in EconGas and optimization measures. In the logistics business, storage demand and gas transportation sold has increased.

EBIT in the **Corporate and Other (Co&O)** segment improved by 18% to EUR (91) mn in 2009. Last year the Co&O segment was burdened by restructuring charges.

Notes to the income statement

Summarized income statement			EUR mn
	2009	2008	Δ
Sales revenues	17,917	25,543	(30)%
Direct selling expenses	(213)	(238)	(11)%
Cost of sales	(14,704)	(20,704)	(29)%
Other operating income	224	278	(20)%
Selling and administrative expenses	(1,100)	(1,161)	(5)%
Exploration, research and development expenses	(253)	(348)	(27)%
Other operating expenses	(461)	(1,030)	(55)%
Earnings before interest and taxes (EBIT)	**1,410**	**2,340**	**(40)%**
Net financial result	(228)	(31)	n.m.
Taxes on income	(465)	(780)	(40)%
Net income	**717**	**1,529**	**(53)%**
Thereof attributable to non-controlling interests	145	155	(6)%
Net income attributable to owners of the parent	**572**	**1,374**	**(58)%**

OMV is an integrated energy company. As oil produced by the E&P segment is either processed at Group refineries or – in large part – marketed by R&M (Supply & Trading), the R&M business segment represents the largest share of the Group's consolidated sales. The volatility in the main factors affecting profitability – crude oil prices and USD exchange rates – may cause considerable swings in sales and cost of sales, and the impact on earnings is therefore difficult to predict. The order backlog is of relatively low importance to the oil business.

Compared to 2008, **consolidated sales revenues** decreased by 30% to EUR 17,917 mn, mainly driven by the unfavorable market environment in 2009. As a result of significantly lower oil and gas prices, sales of the **E&P** segment decreased by 25% to EUR 3,797 mn. After the elimination of intra-group transactions of EUR 2,965 mn, the contribution of the E&P segment to consolidated sales revenues was EUR 832 mn or about 5% of the Group's total sales revenues (2008: EUR 1,023 mn or 4%). Consolidated sales in the **R&M** segment amounted to EUR 13,875 mn or 77% of total sales (2008: EUR 20,837 mn or 81%). **G&P** sales decreased to EUR 3,273 mn (2008: EUR 3,798 mn). After elimination of intra-group sales to refineries, the G&P segment's contribution was EUR 3,205 mn or approximately 18% of total sales (2008: EUR 3,675 mn or 14%).

In the course of first time application of IFRS 8, sales to external customers are split up by geographical areas on the basis of where the delivery of goods or services is effective. The previous year's figures have been adjusted. Austria retained its position as the Group's most important **geographical market** with sales of EUR 6,101 mn or 34% of the Group's total (2008: EUR 8,179 mn or 32%). Sales revenues in Germany decreased from EUR 5,463 mn in 2008 to EUR 3,622 mn in 2009, representing a revenue contribution of 20% in 2009 (2008: 21%). In Romania, sales revenues also decreased, amounting to EUR 3,088 mn or 17% of total sales revenues (2008: EUR 4,416 mn or 17%). Sales in the Rest of Central and Eastern Europe were EUR 2,753 mn or 15% of Group sales revenues (2008: EUR 4,331 mn or 17%). Rest of Europe accounted for EUR 975 mn or 5% (2008: EUR 1,323 mn or 5%). Sales revenues in the Rest of the World fell to EUR 1,379 mn, representing 8% of total sales revenues (2008: EUR 1,831 mn or 7%).

Over 50% of Group sales from Austria and Germany

Direct selling expenses, mainly consisting of third-party freight-out expenses, decreased by 11% to EUR 213 mn. **Cost of sales**, which include variable and fixed production costs as well as costs of goods and materials employed, decreased by 29% to EUR 14,704 mn, in line with the decrease in sales. Largely driven by lower exchange gains, **other operating income** went down by 20% to EUR 224 mn. Apart from exchange gains, this item mainly comprises gains on the disposal of assets, income from insurance indemnifications and other compensations, subsidies and licenses. **Selling expenses** of EUR 800 mn were reduced by 9% compared to last year, while **administrative expenses** increased by 7% to EUR 300 mn.

Exploration costs down by 28%

Exploration costs were down by 28% to EUR 239 mn, mainly driven by decreased activities at Petrom, in Austria and in the core region North Africa.

Research and development (R&D) expenses of EUR 14 mn remained at last year's level and predominantly related to the R&M segment.

Other operating expenses decreased by 55% compared to 2008, amounting to EUR 461 mn. This sharp decline was mainly due to the litigation provisions booked at Petrom in 2008, but also to lower personnel reduction costs and foreign exchange losses.

Lower contribution from Petrol Ofisi and Borealis

Net financial result showed an expense of EUR 228 mn (2008: EUR 31 mn), because of lower net interest income (down by EUR 84 mn), lower dividend income (reduced by EUR 80 mn) and reduced income from associated companies (dropped by EUR 52 mn). **Income from associated companies** amounted to EUR 66 mn (2008: EUR 118 mn). This included the recognized share of the pro-rata result of the Turkish marketing company Petrol Ofisi in the amount of EUR 40 mn (2008: EUR 10 mn) and the pro-rata result of Borealis group of EUR 12 mn, which decreased compared to 2008 (EUR 91 mn) due to the general economic downturn. **Dividend income** amounted to EUR 12 mn (2008: EUR 92 mn). In the previous year, this item contained EUR 78 mn dividend from the investment in MOL, which was sold in 2009. **Net interest income** showed an expense balance of EUR 298 mn (2008: EUR 213 mn), reflecting higher net debt over the course of the year as well as a provision for interest expenses relating to a tax review at Petrom, compared to 2008.

Taxes on income decreased by EUR 315 mn to EUR 465 mn compared to 2008. Current taxes on income went down by EUR 290 mn to EUR 547 mn, mainly driven by lower profits due to the decrease in the oil price. In 2009, **deferred tax income** of EUR 82 mn (2008: EUR 57 mn) was recognized. The Group's **effective tax rate** increased to 39.3%. This increase was mainly attributable to a comparatively higher profit contribution of high-taxed E&P results, exacerbated by the changes of contracts in Libya which came into effect in the second half of 2008. In addition, the non-tax deductible loss related to the disposal of MOL, coupled with the loss of dividend income from MOL in 2009, led to an increase in OMV Group's effective tax rate in 2009.

Capital expenditure

Capital expenditure [1]			EUR mn
	2009	2008	Δ
Exploration and Production	1,500	2,328	(36)%
Refining and Marketing incl. petrochemicals	347	894	(61)%
Gas and Power	381	243	57%
Corporate and Other	127	82	55%
Total capital expenditure	**2,355**	**3,547**	**(34)%**
+/– Changes in the consolidated Group and other adjustments	209	284	(26)%
– Investments in financial assets	(361)	(132)	n.m.
Additions according to statement of non-current assets (intangible and tangible assets)	**2,203**	**3,699**	**(40)%**
+/– Non-cash changes	4	(469)	n.m.
Cash outflow due to investments in intangible and tangible assets	**2,206**	**3,230**	**(32)%**
+ Cash outflow due to investments in securities, loans and other financial assets	523	389	34%
Investments as shown in the cash flow statement	**2,729**	**3,619**	**(25)%**

[1] Includes acquisitions as well as investments in associated companies and other interests; adjusted for capitalized decommissioning costs, exploration wells that have not found proved reserves, borrowing costs and other additions which by definition are not considered as capital expenditure.

Capital expenditure decreased to EUR 2,355 mn (2008: EUR 3,547 mn), reflecting the announced reduction in investment due to the current challenging economic environment. Substantially lower CAPEX in E&P as well as R&M were partly offset by higher CAPEX in G&P and Corporate and Other (Co&O).

E&P invested EUR 1,500 mn (2008: EUR 2,328 mn) mainly in field developments in Romania, New Zealand, Austria, the UK, Kazakhstan and Yemen as well as in the acquisition of a 10% share in Pearl Petroleum Company Limited. Capital expenditure in the **R&M** segment amounted to EUR 347 mn (2008: EUR 894 mn), mainly related to investments in quality enhancement projects in Austria and Romania as well as the construction and redesign of filling stations. The main focus of investment in the **G&P** segment (2009: EUR 381 mn; 2008: EUR 243 mn) related to the acquisition of shares in two Turkish companies (Enerco Enerji Sanayi ve Ticaret A.S. and Borasco Elektrik Üretim Sanayi ve Ticaret A.S. respectively) amounting to 40% each. Furthermore, investments in the construction of the power plant in Brazi, Romania, and the WAG pipeline expansion project contributed to the increasing investments in the G&P segment. Capital expenditure in the **Co&O** segment amounted to EUR 127 mn (2008: EUR 82 mn). This increase can mainly be attributed to investments in the new Petrom headoffice, "Petrom City", in Bucharest.

Higher CAPEX in G&P

The reconciliation of total capital expenditure to additions according to the statement of non-current assets (intangible and tangible) mainly relates to investments in financial assets, changes in the group of consolidated companies and additions which by definition are not considered as capital expenditure. The difference between the additions shown in the statement of non-current assets and the investments reported in the cash flow statement partly arise from investments in intangible and tangible assets that did not affect cash flows during the period (including liabilities arising from investments and capitalized borrowing costs). In addition, cash outflows due to investments in financial assets are included in the overall investments shown in the cash flow statement.

Balance sheet

Summarized balance sheet EUR mn

	2009	%	2008	%
Assets				
Non-current assets	15,616	73	15,351	72
Intangible assets and property, plant and equipment	12,183	57	11,229	53
Investments in associated companies	2,215	10	1,955	9
Other non-current assets	1,218	6	2,167	10
Deferred tax assets	178	1	140	1
Current assets	5,622	26	5,884	28
Inventories	2,325	11	2,173	10
Trade receivables	1,935	9	2,000	9
Other current assets	1,362	6	1,712	8
Equity and liabilities				
Equity	10,035	47	9,363	44
Non-current liabilities	6,354	30	5,833	27
Pensions and similar obligations	884	4	932	4
Bonds and interest-bearing debts	3,197	15	2,526	12
Decommissioning and restoration obligations	1,802	8	1,679	8
Provisions and other liabilities	472	2	696	3
Deferred tax liabilities	295	1	363	2
Current liabilities	4,732	22	5,816	27
Trade payables	2,142	10	2,141	10
Interest-bearing debts	674	3	1,607	8
Other provisions and liabilities	1,916	9	2,069	10
Total assets/equity and liabilities	**21,415**	**100**	**21,376**	**100**

Total assets increased slightly

Total assets increased slightly by EUR 39 mn to EUR 21,415 mn. **Non-current** assets grew moderately by EUR 265 mn to EUR 15,616 mn, of which EUR 954 mn related to the increase in **intangible assets and property, plant and equipment**. Additions to intangible assets and property, plant and equipment (EUR 2,203 mn) exceeded the total of depreciation and amortization as well as disposals by EUR 1,098 mn. The ratio of intangible assets and property, plant and equipment to total assets amounted to 57% (2008: 53%).

Investments in associated companies rose by a total of EUR 260 mn, with positive results from associated companies – mainly from Petrol Ofisi and Borealis – as well as additions (Pearl Petroleum Company Limited, Enerco Enerji Sanayi ve Ticaret A.S.) being partly offset by the reclassification of Borasco Elektrik Üretim Sanayi ve Ticaret A.S., which has been fully consolidated since the end of December 2009. The decline of **other non-current assets**, which primarily comprise financial investments, securities and non-current receivables, was driven by the sale of the investment in the Hungarian oil and gas company MOL.

The decline in **current assets** by EUR 263 mn mainly related to a reduction of **other current assets** by EUR 349 mn, partly offset by an EUR 152 mn increase in **inventories. Current trade receivables** decreased slightly by EUR 65 mn.

Equity (including minorities) improved by EUR 672 mn, increasing the equity ratio to 47% (2008: 44%). Net income and the revaluation of the MOL stake to the sales price were partly offset by reductions caused by exchange rate differences, effects from hedges and dividend distribution.

While **pensions and similar obligations** decreased slightly by EUR 48 mn, the non-current

decommissioning and restoration obligations rose by EUR 123 mn, because of parameter changes and discount unwinding effects, which were partly offset by foreign currency translation effects.

The issuance of Eurobonds (EUR 1,250 mn) and German loan notes (EUR 555 mn) changed the maturity profile of debt. This is reflected in a net increase in long-term borrowings of EUR 745 mn, which was offset by a reduction of short-term borrowings by EUR 904 mn. In total, short- and long-term borrowings, bonds and financial leases reduced by EUR 159 mn.

Other provisions and liabilities went down by EUR 377 mn (of which EUR 153 mn were current).

Gearing ratio

Despite comparatively low operating cash flows, total borrowings were somewhat reduced by the sale of the MOL shares and the previously announced reduction in capital expenditure in 2009.

As of December 31, 2009, short- and long-term borrowings, bonds and financial leases amounted to EUR 3,989 mn (2008: EUR 4,148 mn) while cash and cash equivalents accounted for EUR 675 mn (2008: EUR 700 mn) in total. **Net debt** thus decreased by EUR 134 mn to EUR 3,314 mn (2008: EUR 3,448 mn). As at December 31, 2009, the **gearing ratio**, defined as net debt divided by equity, was 33% (2008: 37%). Part of this decrease is due to the 7% growth in equity compared to 2008.

Cash flow

The Group's cash flow statement is prepared using the indirect method, whereby adjustments are made for changes in the group of consolidated companies, foreign exchange differences and other non-cash transactions.

Cash flow from operating activities decreased by EUR 1,367 mn or 43% from EUR 3,214 mn to EUR 1,847 mn. The reconciliation of net income for the year to the cash flow from operating activities (before changes in working capital) resulted in a net upward adjustment of EUR 1,287 mn for 2009 (2008: EUR 1,198 mn). While depreciation and amortization added EUR 1,325 mn (2008: EUR 1,293 mn), deferred taxes contributed a decrease of EUR 86 mn (2008: EUR 57 mn) to the cash flow. Movements in long-term provisions (including employee benefits and decommissioning and restoration obligations) resulted in a decrease of EUR 48 mn (2008: increase by EUR 99 mn). Write-ups of fixed assets and other non-cash items resulted in an increase of EUR 91 mn (2008: decrease of EUR 144 mn). Other non-cash items include the shares of associates' results (less dividend payments), which amounted to EUR 62 mn (2008: EUR 59 mn).

Operating cash flow below last year's level

In 2009, net working capital increased by EUR 157 mn (2008: decrease by EUR 487 mn). Receivables and inventories increased by EUR 317 mn (2008: decrease by EUR 647 mn), whereas liabilities increased by EUR 281 mn (2008: decrease by EUR 334 mn). Short-term provisions decreased by EUR 121 mn (2008: increase by EUR 175 mn).

Cash flow from investing activities

Cash outflows for investments in non-current assets of EUR 2,729 mn (2008: EUR 3,619 mn) were partly offset by proceeds from the sale of non-current assets amounting to EUR 1,533 mn (2008: EUR 267 mn), EUR 1,400 mn of which related to the sale of MOL shares in 2009. Acquisitions and increases in interests in consolidated subsidiaries less cash acquired caused cash outflows of EUR 13 mn (2008: EUR 356 mn). **Net cash outflow from investment activities** totaled EUR 1,210 mn (2008: EUR 3,404 mn).

In 2009, the sale of own shares led to a cash inflow of EUR 0.9 mn (2008: EUR 0.5 mn). Cash outflows from the net decrease of short-term and long-term borrowings amounted to EUR 322 mn (2008: cash inflow from net increase EUR 755 mn). Cash outflows for dividend payments amounted to EUR 336 mn (2008: EUR 547 mn), of which EUR 299 mn (2008: EUR 373 mn) were paid to OMV shareholders and EUR 37 mn (2008: EUR 174 mn) to shareholders of non-controlling interests. **Net cash outflow from financing**

activities amounted to EUR 657 mn (2008: net cash inflow of EUR 209 mn).

Group-wide risk diversification

Risk management
OMV is an integrated multinational energy Group. Its operations extend from hydrocarbon exploration and production and processing through to trading and marketing of mineral products and gas. Furthermore, OMV is currently constructing two gas-fired power plants. In common with the entire oil and gas industry, OMV is exposed to a variety of risks – mainly market risks, but also operational, strategic, regulatory, political as well as hazard risks. OMV's overall risk is significantly reduced due to its substantial diversification and the embedded, although unpredictable internal hedge quality. However, the balancing effects of offsetting industry risks often lag or can weaken. Therefore, OMV's risk management activities focus on the group-wide net risk exposure of the existing and future portfolio. Risk management is centrally coordinated by Group Treasury.

The overall objective of the risk policy is to safeguard the cash flows required by the Group for growth and to maintain a strong investment grade credit rating. New business strategies and the associated risks are also monitored with respect to rating implications. Risk policies are reviewed twice a year by the Executive Risk Committee.

The main purpose of the Enterprise Wide Risk Management (EWRM) is to enhance risk awareness and risk governance. Thorough assessment of risk should support the exploitation of business opportunities in a systematic manner in order to ensure sustainable growth in OMV's value. Since 2003, the EWRM system has helped to enhance risk awareness and risk management skills across the entire organization, including subsidiaries in approximately 20 different countries.

An electronic risk monitoring system is used to assess, prioritize and monitor all significant risks and the potential impact of key risks. Additionally, the system is used to record recent developments and actions taken. Overall risk is computed with the aid of a simulation model and compared with planning data. Reports on the findings of the EWRM process, together with risk reports from material associated companies, are submitted to the Executive Board twice a year. In compliance with the Austrian Code of Corporate Governance, the effectiveness of the EWRM system is evaluated by the auditor on an annual basis. The key non-financial and financial risks identified in respect of OMV's medium-term plan are: Market price risks, country risks, legal risks, business process risks, foreign exchange risks (particularly relating to the USD, RON and TRY), personnel risks as well as hazard risks.

Although OMV has extensive experience in the political environment in CEE and in its core oil and gas production areas, political developments in all markets where OMV operates are kept under constant observation. Furthermore, country-specific risks are assessed before entering new countries. Risks related to the EU Emission Trading Scheme are separately recorded, aggregated for the Group as a whole, and monitored by a joint operating committee (Carbon Steering Committee) on an ongoing basis. Furthermore, OMV is monitoring emerging regulations related to climate change in all operating countries, for instance the establishment of the New Zealand Emissions Trading Scheme or ongoing discussions about carbon tax in several countries. Through systematic staff succession and development planning, Corporate Human Resources plans for suitable managerial staff to meet future growth requirements in order to mitigate personnel risks.

Control and mitigation of identified and assessed risks take place at all organizational levels using clearly defined risk policies and responsibilities. Most risks are managed locally in the business units. However, the management of some key risks is governed by Corporate Directives, for example those relating to health, safety, security and environment, legal matters and compliance, human resources and corporate social responsibility with special emphasis on human rights and market price risks.

Analysis and management of financial risks arising from foreign currencies, interest rates, commodity prices, counterparties, pensions, CO_2 emissions, liquidity as well as insurable risks are undertaken in a consolidated way by Group Treasury.

The central market price risk is monitored and analyzed as to the potential cash flow impact using a specific risk analysis model that considers portfolio effects. Results of the risk analysis are discussed by the Operating Committee comprising senior management of the business segments and corporate functions. Proposals for hedging strategies are submitted to the Executive Board for approval.

The key foreign currency risks are associated with the fluctuations of the USD against the EUR and RON. The Group has a net USD long position resulting mainly from sales of oil and gas production. The effects on cash flow and/or the balance sheet (translation risk) as well as the correlation with the oil price are also regularly analyzed. Translation exposure also arises from investments in Turkey due to exchange rate movements of the TRY.

Use of hedging instruments for 2010

To protect the Group's cash flow from the adverse impact of falling oil prices, derivative instruments have been used to hedge the proceeds from 63,000 bbl/d in 2010. To achieve this goal, OMV entered into crude oil hedges (puts) for a volume of 63,000 bbl/d securing an average price floor of USD 54.20/bbl. The puts were financed via call options in order to avoid initial investment (zero cost collar), whereby the Group would not be able to profit from oil prices above USD 75/bbl in 2010 for the above stated volume.

For 2009, OMV entered into put spreads for 65,000 bbl/d (which were financed via call options) to secure a price floor of USD 80/bbl as long as the oil price was above USD 65/bbl. When oil prices were below USD 65/bbl, the hedge paid out USD 15/bbl in addition to the realized market price. These hedges lead to a positive cash flow of approximately USD 281 mn (thereof USD 33 mn in 2010). In addition, OMV entered into USD hedges for an exposure of USD 1 bn for 2009, where OMV was only exposed to exchange rate movements within the range of EUR-USD 1.32 to 1.15 for the respective amount. The USD hedges lead to a positive cash flow of EUR 42 mn (thereof EUR 6 mn in 2010).

To balance the Group's interest rate portfolio, some USD and EUR denominated loans were converted from fixed to floating rates, according to predefined rules. The credit risk associated with the Group's principal counterparties continues to be managed on the basis of country and bank limits: Risks related to banks and financial institutions as well as key trading counterparties are managed by Group Treasury while all other counterparty risks are managed within the business segments.

Sustainability: Health, safety, security, environment (HSE) and corporate social responsibility (CSR)

More details available in the Sustainability Report 2009

Sustainability is strategically embedded in the business activities and based on three pillars:

- People – social responsibility towards internal and external stakeholders
- Planet – environmental management and minimization of environmental impact
- Profit – economic success in the long term

In order to further strengthen the integration of sustainability issues into business processes, three focus areas were defined for the medium term: diversity & education, health & safety as well as CO_2 emission reduction. For 2010, target setting at both the corporate and the individual level of management will include these three focus areas.

Enhancing HSE awareness, especially at Petrom, continued to be a top priority in 2009. Over 188,000 hours of HSE training were given (2008: 250,000), more than two-thirds of which in Romania. Furthermore, transparent reporting is a key to improving HSE culture. More than 125,000 records (incidents, near misses, findings, hazards, assessments and action items) reported in CARE, a group-wide software tool, were the basis for defining more than 35,000 measures in

2009. 86% of these measures were completed within the scheduled timeframe.

Safety performance improved

The efforts to strengthen HSE culture and especially safety awareness are reflected by a decreasing number of severe incidents in OMV Group in 2009 (compared to 2008). The Lost Time Injury Rate (LTIR) for own employees decreased to 0.71 (2008: 0.91) per million hours worked; LTIR for contractors reduced to 0.68 (2008: 0.92). In 2009, the Total Recordable Injury Rate (TRIR) stood at 1.53 (2008: 2.17) per million hours worked for own employees and 1.58 (2008: 1.73) for contractors. One (2008: seven) Petrom employee and three (2008: nine) contractors – thereof two (2008: five) in Petrom – died as a result of work-related accidents, one (2008: twelve) of them in a road accident. The Group's fatal accident rate was 1.50 (2008: 9.39) per 100 million hours worked for own employees and 3.54 (2008: 9.64) for contractors. Severe road accidents, especially in Romania and in some countries outside Europe, represent a high risk for the safety of OMV and Petrom employees. Therefore, specific road safety programs have been started in 2009 and have shown first positive results.

In 2009, OMV faced one moderate fire in the Petrobrazi refinery and one fire and blowout at a well in Libya. There were no injuries and no neighbors were put at risk by these incidents. Due to the difficult economic environment, the production in several plants was reduced during 2009 and safety issues were high on the agenda when shutting down certain facilities.

The Group recorded a total of 21 significant hydrocarbon spills (>1,000 liters) and 2,650 minor releases during the year (2008: 12 and 1,689 respectively). The increased number of spills is mainly due to improved reporting. The Group carbon strategy launched in 2008 aims at reducing greenhouse gas emissions and de-carbonizing the product portfolio. According to the first evaluation on progress, OMV is on track, despite some adjustments and re-planning due to the changed economic environment. Petrom continued to focus on compliance with national and EU regulations in the area of HSE.

Information required by § 243a Unternehmensgesetzbuch (Austrian Commercial Code)

The following information is disclosed according to § 243a Unternehmensgesetzbuch (Austrian Commercial Code):

1. The capital stock amounts to EUR 300,000,000 and is divided into 300,000,000 bearer shares of no par value. There is only one class of shares.
2. There is a consortium agreement between the two core shareholders International Petroleum Investment Company (IPIC) and Österreichische Industrieholding Aktiengesellschaft (ÖIAG) which provides for coordinated behavior and certain limitations to transfers of stockholdings.
3. ÖIAG holds 31.5% and IPIC holds 20.0% of the capital stock.
4. All shares have the same control rights.
5. Employees who are shareholders directly exercise their voting right at the Annual General Meeting.
6. The Company's Executive Board must consist of two to six members. The Company's Supervisory Board must consist of at least six members elected by the Annual General Meeting and of the members nominated under section 110 (1) Arbeitsverfassungsgesetz (Austrian Labor Constitution Act). To approve capital increases pursuant to section 149 Austrian Stock Corporation Act and alterations of the Articles of Association (except those concerning the Company's objects), simple majorities of the votes and capital represented in adopting the resolution is sufficient.
7. a) The Executive Board has been authorized by resolution of the Annual General Meeting held on May 13, 2009, to increase, subject to the consent of the Supervisory Board, the capital stock of the Company by May 13, 2014, in one or more tranches, by an aggregate amount not exceeding EUR 77.9 mn by issuance of up to 77,900,000 new common shares in bearer form against cash or contributions in kind, also to the exclusion of shareholders' rights of subscription in the event of contributions in kind and, subject to the consent of the Supervisory Board, to set the issue price and conditions of issuance (authorized capital).

b) The capital stock has been conditionally increased by EUR 77.9 mn under section 159 (2) (1) Austrian Stock Corporation Act by issuance of up to 77,900,000 common shares in bearer form (conditional capital). The conditional capital increase will only be carried out if holders of the convertible bonds issued on the basis of the Annual General Meeting resolution held on May 13, 2009, exercise their right to convert them into the Company's stock.

c) The total number of new shares currently or potentially to be issued under the terms of the convertible bonds and the number of shares to be issued from the authorized capital may not exceed 77,900,000 (amount-related determination of authorizations in accordance with paragraphs a and b), whereby the conversion right of the holders of the convertible bonds must be granted in any case.

d) On May 13, 2009, the Annual General Meeting authorized the Executive Board to repurchase own shares up to the maximum legally permitted (currently 10% of capital stock), during a period of 30 months from the day of the resolution in question. Own shares can be used to satisfy stock option plans or can be sold at any time via the stock exchange or by way of public offering. The Executive Board is further authorized to cancel treasury shares; use treasury shares for convertible bonds, if issued; use treasury shares in exchange for shares in other companies; use treasury shares to any legally permitted purpose, whatsoever.

8. According to the shareholders' agreement between OMV and Dogan Sirketler Grubu Holding A.S. (Dogan) regarding Petrol Ofisi A.S., the respective other party is, in the event of a change of control either in OMV or in Dogan to defined strategic acquirers (i.e. if the acquirer has to fully consolidate OMV or Dogan according to IFRS or exercises control by means of equal rights jointly with a third party) up to May 16, 2016, entitled to acquire 34% of the shares of Petrol Ofisi at a price based on an agreed formula, thus terminating the shareholders' agreement.
9. There are no agreements between the Company and members of the Executive Board and Supervisory Board or employees regarding the payment of compensation in the event of a public takeover bid.
10. The most important elements of the internal control and risk management system regarding the accounting process are the following: Standards for the internal control system are defined by internal Corporate Guidelines. Corporate Internal Audit controls the compliance with these standards through regular audits of individual group companies and informs the Supervisory Board about the results of the audits performed. The establishment of group-wide standards for the preparation of annual and interim financial statements by means of the corporate IFRS Accounting Manual is also regulated by an internal Corporate Guideline. The Group uses a comprehensive risk management system. The essential processes of the financial reporting system have been identified and analyzed. The effectiveness of these processes is evaluated based on a rolling time schedule and benchmarked against best practice (e.g. derivatives, debtors' management, accounting for fixed assets). In addition, the effectiveness of the risk management system is regularly evaluated by external auditors. The results of the evaluation are reported to the audit committee.

Significant events after the balance sheet date

A 10-year bond with a notional amount of EUR 500 mn was issued on February 10, 2010.

Outlook for 2010

We expect the Brent oil price to remain volatile during 2010 trading within a range of USD 60-80/bbl, similar to that experienced in the second half of 2009. The Brent-Urals spread is expected to remain tight. We expect the relevant FX rates (EUR-USD, EUR-RON and USD-RON) to remain volatile though a significant change from the average rates for 2009 is not expected. The market for refined products is expected to remain challenging throughout the year 2010. Petrochemical margins will face the additional

Highly volatile environment expected

challenge of new production capacity being brought on stream in the Middle East. Marketing volumes as well as margins are expected to remain under pressure until the overall economy shows clearer signs of improvement. To partly protect the Group's cash flow from the negative impact of lower oil prices in 2010, OMV entered into crude oil hedges in the second quarter of 2009 for a volume of 63,000 bbl/d of the 2010 production securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl. After having postponed several investment projects in 2009, OMV plans to increase CAPEX excluding major acquisitions to approximately EUR 2.8 bn in 2010 while staying firmly committed to maintaining its strong investment credit grade rating and a stable financial profile.

In **E&P**, the production target for 2010 has been adjusted, mainly to reflect the exclusion of inert gases in reported production in Austria and Pakistan, the expected production limitations caused by the OPEC quota as well as the reassessment of the potential of certain fields developed in Austria and Romania. Production is expected to increase compared to 2009 to approximately 325,000 boe/d, as the new oil fields Maari in New Zealand and Komsomolskoe in Kazakhstan will be on stream for the full year. Those assets will contribute considerably to overall production by reaching their daily plateau production levels. In order to further strengthen its E&P portfolio, OMV plans to drill about 40 exploration and appraisal wells, 25% more than in 2009. Substantial investments will be made in one of OMV's major field development projects, Habban Block S2, in Yemen. Another considerable part of OMV's investment program will be spent in Romania on the compressor station in Hurezani to facilitate gas production from the low pressure wells, on the drilling of development and production wells, well workovers, production facilities and infrastructure. Also the streamlining of the business in Romania will continue. E&P's focus will further be on tight cost control and project prioritization.

In the **R&M** segment, a planned turnaround of the Schwechat crude oil distillation unit is scheduled for a period of approximately one month in the second quarter of 2010. Petrobrazi has a turnaround scheduled for the month of April. Due to the poor margin environment, the Arpechim refinery will be operated as and when market conditions permit. As a result, overall capacity utilization is expected to be below 2009 levels. In 2010, the construction of the "Ethylene Pipeline South" (EPS) is expected to be finalized. This pipeline will strengthen the petrochemical industry in Bavaria (Germany). The exit from the retail business in Italy at the end of 2009 and further sales of tail end filling stations should lead to an optimized structure of the overall network. Stringent cost management in R&M together with the streamlining of the organization will support profitability in a generally unfavorable economic environment. At Petrom, the revised Petrobrazi refining investment will be commenced.

In the **G&P** segment, the strong focus on the enhancement of international activities will be maintained, as well as on the extension of the trading business at the Central European Gas Hub and at other European gas hubs. The market is expected to provide further growth opportunities as new gas-fired power plant projects are announced. In order to establish a backbone for sustainable international growth, diversification of long-term gas supply will be pursued at different entry points in Europe, be it via pipeline or LNG. A final investment decision for the Nabucco gas pipeline project is targeted for the end of 2010. As part of this procedure an open season process is planned, which would lead to the first binding transportation contracts. The LNG projects Gate and Adria LNG are progressing as planned. Further extension of the WAG gas pipeline will continue with the aim of increasing transport capacity by 2011. A new compressor station in Baumgarten and a new gas pipeline between Baumgarten and Auersthal (Austria) will also increase transport capacity from 2011 onwards. The construction of the 800 MW class combined cycle power plant in Brazi (Romania), which was started in 2009, will continue according to the project schedule. The ground breaking for a project of similar size in Samsun (Turkey) is planned for the first half of 2010. At Central European Gas Hub AG, the forward market will be implemented in the first half of 2010, following the successful start of spot trading in December 2009.

Vienna, March 23, 2010

The Executive Board



Wolfgang Ruttenstorfer



Gerhard Roiss



Werner Auli



David C. Davies



Helmut Langanger

Transparenc

At OMV we conside a key to good reporting. There ible, we aim to complement legal disclo h additional relevant information in orc picture of the Company.

This report contains supplementary da and gas producing activities and our recor corporate governance matters is exemplary.

OMV is committed to providing information to stakeholders in the most transparent way and will strive for compliance with the leading industry disclosure standards.


"Is the outlook bright or murky?"
"Look closer."

Consolidated financial statements 2009 according to International Financial Reporting Standards (IFRS)

Consolidated financial statements

Auditors' report
(report on the consolidated financial statements)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of OMV Aktiengesellschaft, Vienna, for the fiscal year from January 1, 2009 to December 31, 2009. These consolidated financial statements comprise the consolidated balance sheet as of December 31, 2009, the consolidated income statement and the statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the fiscal year ended December 31, 2009, and a summary of significant accounting policies and other explanatory notes except for Note 34 "Oil and Gas Reserve Estimation and Disclosures (unaudited)".

Management's responsibility for the consolidated financial statements and for the accounting system

The Company's management is responsible for the group accounting system and for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility and description of type and scope of the audit

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing, as well as in accordance with International Standards on Auditing (ISAs) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with professional guidelines and that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements comply with legal requirements and give a true and fair view of the financial position of the Group as of December 31, 2009 and of its financial performance and its cash flows for the fiscal year from January 1, 2009 to December 31, 2009 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Comments on the management report for the Group

Pursuant to statutory provisions, the management report for the Group is to be audited as to whether it is consistent with the consolidated financial statements and as to whether the other disclosures are not misleading with respect to the Company's position. The auditor's report also has to contain a statement as to whether the management report for the Group is consistent with the consolidated financial statements and whether the disclosures pursuant to section 243a UGB (Austrian Commercial Code) are appropriate. In our opinion, the management report for the Group is consistent with the consolidated financial statements. The disclosures pursuant to section 243a UGB (Austrian Commercial Code) are appropriate.

Vienna, March 23, 2010

Deloitte Audit Wirtschaftsprüfungs GmbH





Walter Müller (Certified Public Accountant) Bernhard Vanas (Certified Public Accountant)

This English translation of the audit report was prepared for the client's convenience only. It is no legally relevant translation of the German audit report.

Consolidated income statement for 2009

Consolidated income statement			**EUR 1,000**
	Note	**2009**	2008
Sales revenues		**17,917,267**	**25,542,598**
Direct selling expenses		(212,665)	(238,404)
Costs of sales		(14,703,603)	(20,704,398)
Gross profit		**3,000,998**	**4,599,795**
Other operating income	6	223,643	278,366
Selling expenses		(800,116)	(881,616)
Administrative expenses		(299,878)	(279,174)
Exploration expenses		(239,052)	(333,970)
Research and development expenses		(14,437)	(13,644)
Other operating expenses	7	(461,273)	(1,030,095)
Earnings before interest and taxes (EBIT)		**1,409,885**	**2,339,662**
Income from associated companies	8	65,529	117,886
Dividend income		11,637	91,582
Net interest income	8	(297,756)	(213,491)
Other financial income and expenses	8	(7,461)	(26,559)
Net financial result		**(228,050)**	**(30,582)**
Profit from ordinary activities		**1,181,834**	**2,309,080**
Taxes on income	9	(464,903)	(780,130)
Net income for the year		**716,931**	**1,528,950**
thereof attributable to owners of the parent		**571,714**	**1,374,437**
thereof attributable to non-controlling interests		145,217	154,513
Basic earnings per share in EUR	10	**1.91**	**4.60**
Diluted earnings per share in EUR	10	1.91	4.60
Weighted average number of shares		298,763,196	298,753,838
Diluted weighted average number of shares		299,022,062	298,908,833
Proposed dividend	19	300,000	299,779
Proposed dividend per share in EUR	19	**1.00**	**1.00**

Consolidated statement of comprehensive income for 2009

Consolidated statement of comprehensive income			EUR 1,000
	Note	2009	2008
Net income for the year		**716,931**	**1,528,950**
Exchange differences from translation of foreign operations		**(175,609)**	**(667,112)**
Gains/(losses) arising during the year		(175,609)	(651,133)
Reclassification of (gains)/losses to net income		–	(15,979)
Gains/(losses) on available-for-sale financial assets		**622,922**	**(1,301,712)**
Gains/(losses) arising during the year, before income taxes		585,881	(1,321,361)
Reclassification of (gains)/losses to net income		37,041	19,649
Gains/(losses) on hedges		**(190,770)**	**110,377**
Gains/(losses) arising during the year, before income taxes		(67,063)	113,982
Reclassification of (gains)/losses to net income		(125,457)	(1,855)
Reclassification of (gains)/losses to acquisition cost		1,750	(1,750)
Share of other comprehensive income of associated companies		**11,242**	**(39,696)**
Gains/(losses) arising during the year		11,242	(39,696)
Income tax relating to components of other comprehensive income	19	**30,382**	**(18,859)**
Other comprehensive income for the year, net of tax		**298,167**	**(1,917,002)**
Total comprehensive income for the year		**1,015,098**	**(388,053)**
thereof attributable to owners of the parent		1,006,396	(357,835)
thereof attributable to non-controlling interests		8,702	(30,218)

Consolidated balance sheet as of December 31, 2009

Assets			EUR 1,000
	Note	2009	2008
Non-current assets			
Intangible assets	11	812,391	807,460
Property, plant and equipment	12	11,370,404	10,421,486
Investments in associated companies	13	2,214,967	1,955,100
Other financial assets	16	1,173,033	2,124,661
Other assets	17	45,053	42,587
		15,615,849	**15,351,294**
Deferred taxes	22	**177,597**	**140,298**
Current assets			
Inventories	14	2,324,757	2,172,927
Trade receivables	15	1,934,639	1,999,791
Other financial assets	16	402,382	697,962
Income tax receivables		70,794	76,909
Other assets	17	159,143	176,360
Cash and cash equivalents		674,540	700,086
Non-current assets held for sale	18	55,513	60,356
		5,621,767	**5,884,390**
Total assets		**21,415,213**	**21,375,983**

Equity and liabilities			EUR 1,000
	Note	2009	2008
Equity	19		
Share capital		300,000	300,000
Reserves		7,798,317	7,099,076
OMV stockholders' equity		**8,098,317**	**7,399,076**
Non-controlling interests		1,936,468	1,964,168
Total equity		**10,034,785**	**9,363,243**
Non-current liabilities			
Provisions for pensions and similar obligations	20	883,844	931,775
Bonds	21	1,475,933	488,116
Interest-bearing debts	21	1,720,725	2,038,205
Provisions for decommissioning and restoration obligations	20	1,801,726	1,678,790
Other provisions	20	259,726	283,072
Other financial liabilities	21	200,099	399,324
Other liabilities	21	11,707	13,927
		6,353,760	**5,833,209**
Deferred taxes	22	**295,097**	**363,173**
Current liabilities			
Trade payables	21	2,141,533	2,141,067
Bonds		309,997	—
Interest-bearing debts	21	363,878	1,606,509
Provisions for income taxes	20	101,459	85,415
Other provisions	20	418,620	552,348
Other financial liabilities	21	502,866	415,411
Other liabilities	21	868,222	1,007,457
Liabilities associated with assets held for sale	18	24,994	8,149
		4,731,570	**5,816,358**
Total equity and liabilities		**21,415,213**	**21,375,983**

Consolidated statement of changes in equity

Consolidated statement of changes in equity in 2009 [1]

	Share capital	Capital reserves	Revenue reserves	Translation of foreign operations	Available-for-sale financial assets
January 1, 2009	**300,000**	**783,315**	**7,310,086**	**(341,072)**	**(619,461)**
Total comprehensive income for the year	–	–	**571,714**	**(79,698)**	**620,013**
Dividend distribution	–	–	(298,762)	–	–
Sale of treasury shares	–	325	–	–	–
Increase/(decrease) in non-controlling interests	–	–	(9,322)	–	–
December 31, 2009	**300,000**	**783,640**	**7,573,715**	**(420,771)**	**551**

Consolidated statement of changes in equity in 2008 [1]

	Share capital	Capital reserves	Revenue reserves	Translation of foreign operations	Available-for-sale financial assets
January 1, 2008	**300,000**	**782,385**	**6,318,288**	**119,907**	**686,049**
Total comprehensive income for the year	–	–	**1,374,436**	**(460,980)**	**(1,305,510)**
Dividend distribution	–	–	(373,453)	–	–
Repurchase of treasury shares	–	–	–	–	–
Sale of treasury shares	–	930	–	–	–
Effects from business combinations in stages	–	–	1,330	–	–
Increase/(decrease) in non-controlling interests	–	–	(10,516)	–	–
December 31, 2008	**300,000**	**783,315**	**7,310,086**	**(341,072)**	**(619,461)**

[1] See Note 19.

EUR 1,000

Hedges	Share of other compr. income of associates	Treasury shares	OMV stock-holders' equity	Non-controlling interests	Total equity
62,328	**(82,122)**	**(13,997)**	**7,399,076**	**1,964,168**	**9,363,243**
(116,874)	**11,242**	**—**	**1,006,396**	**8,702**	**1,015,098**
—	—	—	(298,762)	(37,205)	(335,967)
—	—	605	930	—	930
—	—	—	(9,322)	803	(8,520)
(54,546)	**(70,880)**	**(13,392)**	**8,098,317**	**1,936,468**	**10,034,785**

EUR 1,000

Hedges	Share of other compr. income of associates	Treasury shares	OMV stock-holders' equity	Non-controlling interests	Total equity
(11,588)	**(42,426)**	**(13,929)**	**8,138,687**	**2,200,833**	**10,339,520**
73,915	**(39,696)**	**—**	**(357,835)**	**(30,218)**	**(388,053)**
—	—	—	(373,453)	(173,635)	(547,088)
—	—	(446)	(446)	—	(446)
—	—	378	1,308	—	1,308
—	—	—	1,330	4,746	6,076
—	—	—	(10,516)	(37,558)	(48,074)
62,328	**(82,122)**	**(13,997)**	**7,399,076**	**1,964,168**	**9,363,243**

Consolidated statement of cash flows

Consolidated statement of cash flows [1]		EUR 1,000
	2009	2008
Net income	**716,931**	**1,528,950**
Depreciation and amortization	1,325,091	1,293,077
Write-ups of fixed assets	(5,539)	(6,132)
Deferred taxes	(85,596)	(56,685)
Losses/(gains) from disposal of non-current assets	5,275	6,559
Increase/(decrease) in provisions for pensions and severance payments	(89,888)	42,814
Increase/(decrease) in long-term provisions	41,609	55,739
Other non-cash (income)/expenses	96,140	(137,536)
	2,004,021	**2,726,786**
Decrease/(increase) in inventories	(196,684)	167,375
Decrease/(increase) in receivables	(120,637)	479,207
Increase/(decrease) in liabilities	281,441	(334,186)
Increase/(decrease) in short-term provisions	(121,400)	175,056
Cash flow from operating activities	**1,846,742**	**3,214,238**
Investments		
Intangible assets and property, plant and equipment	(2,206,464)	(3,229,983)
Investments, loans and other financial assets	(522,810)	(389,252)
Acquisitions of subsidiaries and businesses net of cash acquired	(13,271)	(355,862)
Increase/(decrease) in short-term financial investments	–	279,096
Disposals		
Proceeds from the sale of non-current assets	1,532,690	266,573
Proceeds from the sale of Group companies less cash and cash equivalents	–	25,032
Cash flow from investing activities	**(1,209,856)**	**(3,404,396)**
Increase in long-term borrowings	1,966,217	1,708,097
Repayments of long-term borrowings	(917,761)	(47,886)
Repurchase of treasury shares	–	(446)
Increase/(decrease) in short-term borrowings	(1,370,891)	(905,004)
Dividends paid	(335,967)	(547,088)
Increase in capital including sale of treasury stock	930	1,308
Cash flow from financing activities	**(657,472)**	**208,981**
Effect of foreign exchange rate changes on cash and cash equivalents	(4,961)	(18,301)
Net increase/(decrease) in cash and cash equivalents	**(25,546)**	**522**
Cash and cash equivalents at beginning of year	700,086	699,564
Cash and cash equivalents at end of year	**674,540**	**700,086**

[1] See Note 23.

Notes:
Accounting principles and policies

1 Legal principles and general accounting policies

OMV Aktiengesellschaft (registered in the Austrian Register of Companies with its office based at Trabrennstraße 6-8, 1020 Vienna, Austria), is an international energy company with activities in Exploration and Production (E&P), Refining and Marketing including petrochemicals (R&M), and Gas and Power (G&P).

These financial statements have been prepared and are **in compliance with the International Financial Reporting Standards (IFRSs) as endorsed by the EU**. The financial year corresponds to the calendar year.

For the upstream activities, which contain the search for oil and gas reserves and the exploitation of those reserves, for transactions where IFRSs have no specific guidance, the Company applies the rules of US GAAP industry standard Accounting Standards Codification™ (ASC) 932 (Extractive Activities – Oil and Gas, Oil and Gas Reserve Estimation and Disclosures) except for the regional definition of Petrom which is in line with internal management reporting requirements. In 2009 the previously applied SFAS 19 and SFAS 69 were transferred into ASC 932, which became the source of authoritative generally accepted accounting principles for US GAAP. The application of ASC 932 occurs in line with the provisions of IFRS 6 (for exploration and appraisal activities) and with the provisions of other IFRSs/IASs for the development and production activities.

The reserves information, which is annexed to the Notes (Note 34) remains supplementary and unaudited information and is prepared in accordance with ASC 932.

The consolidated financial statements for 2009 have been prepared in thousands of EUR. Accordingly there may be rounding differences.

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the amounts reported for assets, liabilities, income and expenses, as well as the amounts disclosed in the Notes. Actual outcomes may differ from these estimates. The Executive Board believes that any deviations from these estimates will not have material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to the effects of any major concentration of risks in the short-term. Estimates and assumptions need to be made particularly with respect to reserves, provisions for restoration costs, interest rates and oil price development. Planning assumptions concerning the oil price development reflect management's best estimate and were benchmarked against external expertise. Reserves are estimated by the Group's own engineers. The estimates are veryfied externally every two years. Intangible assets and property, plant and equipment as of December 31, 2009 include oil and gas assets of EUR 5,800,451 thousand (2008: EUR 5,099,197 thousand). Estimates of future restoration costs are also based on reports by Group engineers and on past experience. The resulting provision for decommissioning and restoration costs amounts to EUR 1,802,186 thousand (2008: EUR 1,679,232 thousand). Provisions for decommissioning and restoration costs and impairment losses require estimates of interest rates. These estimates have material effects on the amounts of the provisions.

The consolidated financial statements 2009 were approved and authorized for issue by the board of directors on March 23, 2010.

2 Consolidation

The financial statements of all consolidated companies have the balance sheet date December 31, and are prepared in accordance with uniform group-wide standards.

Assets and liabilities of subsidiaries acquired are included at their fair values at the time of acquisition. Where the costs of acquisition exceed the net fair values of the identifiable assets and liabilities (including contingent liabilities) acquired, the difference is recognized as goodwill. Non-controlling interests are disclosed at the fair value of the recognized assets and liabilities. Goodwill recognized is reviewed for impairment at least once a year. All impairments of goodwill are immediately expensed, and there are no subsequent write-backs of such impairment losses.

For E&P joint ventures, which are based on jointly controlled assets, a proportionate share of all assets, liabilities and expenses is included in the consolidated financial statements.

A summary of subsidiaries, associated companies and other investments is included under Note 33.

Number of consolidated companies

	2009		2008	
	Full consolidation	Equity consolidation	Full consolidation	Equity consolidation
At the beginning of the year	**88**	**12**	**92**	**14**
Included for the first time	5	3	3	1
Merged	–	–	(1)	–
Previously included at equity, now fully consolidated	1	(1)	2	(2)
Deconsolidated during the year	(6)	–	(8)	(1)
At the end of the year	**88**	**14**	**88**	**12**
[thereof domiciled and operating abroad]	[51]	[9]	[48]	[7]
[thereof domiciled in Austria and operating abroad]	[16]	[–]	[18]	[–]

In **Exploration and Production (E&P)**, OMV (TUNESIEN) Sidi Mansour GmbH, Vienna, was included for the first time at the beginning of 2009. OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna, OMV (Bulgaria) Offshore Exploration GmbH, Vienna, OMV Proterra GmbH, Vienna, OMV (RUSSLAND) Exploration & Production GmbH, Vienna, and van Sickle Gesellschaft m.b.H., Vienna, have been deconsolidated in Q1/09. OMV Upstream International GmbH, Vienna, has been fully consolidated and Pearl Petroleum Company Limited, Road Town, has been consolidated at equity since Q2/09. Korned LLP, Algabas (Kazakhstan), has been included by the end of 2009.

In **Refining and Marketing including petrochemicals (R&M)**, the sale of OMV Bayern GmbH, Burghausen, was finalized as of January 1, 2009.

The interest in **Petrol Ofisi A.S.**, Turkey's leading filling station operator and retailer, remained unchanged at 41.58% during 2009. In the consolidated financial statements, Petrol Ofisi A.S. is accounted for at equity. The capital stock of Petrol Ofisi A.Ş. consists of 577,500,000 shares with a nominal value of Turkish lira (TRY) 1.00 per share; as of December 31, 2009, the stock market price was TRY 5.8 per share. Free float at the Istanbul stock exchange was 4.2% of total outstanding shares at year end.

At the balance sheet date there was a major court case pending in the relevant Turkish courts. On August 31, 2006, the Turkish Energy Market Regulatory Authority (EMRA) imposed fines totaling TRY 1.6 bn (EUR 0.7 bn) on 28 of Turkey's 30 distribution companies in respect of litigation with reference to the supply of unlicensed distributors during the transition period following the introduction of the new Turkish Petroleum Act at the beginning of 2005. The fine imposed on Petrol Ofisi A.Ş. and its subsidiary ERK Petrol Yatirimlari A.S. amounted to some TRY 600 mn (EUR 277 mn). Petrol Ofisi A.S. has appealed to the Supreme Court and the Administrative Court of Appeal for cancellation of the fine and applied for stay of payment until the case is settled. On January 31, 2007, the Supreme Court granted the application for stay of payment until settlement of the case. On the basis of the Supreme Court's decision, no provision has been made, as in previous years.

In **Gas and Power (G&P)**, OMV Kraftwerk Haiming GmbH, Haiming, has been fully consolidated since Q1/09. Enerco Enerji Sanayi ve Ticaret A.S., Istanbul, (starting in Q2/09) and Freya Pipeline GmbH & Co. KG, Bonn, (starting in Q4/09) have been consolidated at equity. OMV Gas Storage Germany, Köln, has been fully consolidated at year end. Since December 2009 Borasco Elektrik Üretim Sanayi ve Ticaret A.S., Istanbul, has been fully consolidated (beforehand consolidated at equity).

The sale of OMV Italia S.r.l., Verona, was closed in March 2010 with a minor positive effect on the Group result for 2010.

OMV intends to sell its subsidiary OMV Wärme VertriebsgmbH, Vienna, by the end of 2010 and is expecting a minor positive result from this transaction.

Various distribution organizations and shell companies are not consolidated because of not being material.

The effect on the Group's assets and liabilities and the consolidated statement of cash flows of the acquisition of Korned LLP, Algabas, and the inclusion of Borasco Elektrik Üretim Sanayi ve Ticaret A.S., Istanbul, as of the end of December 2009 is shown below. The figures for 2008 reflect the acquisition of oil service activities from Petromservice SA and the acquisition of SOCIETATEA COMERCIALA PETROM AVIATION SA, Otopeni.

Net cash outflows for subsidiaries and businesses acquired		**EUR 1,000**
	2009	2008
Intangible assets and property, plant and equipment	278,586	359,781
Financial assets	120	–
Current assets	1,712	10,306
Payables and other liabilities	(136,709)	(34,935)
Net assets	**143,709**	**335,152**
Cash outflows for subsidiaries and businesses acquired [1]	**31,196**	**358,309**
Cash and cash equivalents acquired with businesses	–	–
Cash and cash equivalents from changes in method of consolidation	(17,925)	(2,447)
Net cash outflows for subsidiaries and businesses acquired	**13,271**	**355,862**

[1] This item includes also cash outflows of EUR 8,520 thousand in 2009 for increases in interest in already fully consolidated subsidiaries (2008: EUR 27,290 thousand). In 2009, the cash outflows reflect only that part of the acquisition of Borasco Elektrik Üretim Sanayi ve Ticaret A.S, which led to obtaining control over this subsidiary by the end of 2009; the difference between cash outflows and net assets taken over results mainly from former payments during 2009 and 2008 for the investment in this company previously consolidated at-equity.

In accounting for the acquisitions the purchase method was applied. For the stepwise acquisition of Borasco Elektrik Üretim Sanayi ve Ticaret A.S the revised version of IFRS 3 was not applied. Amounts in accordance with IFRS were determined for the first time, carrying amounts in accordance with IFRS immediately before the acquisitions were not available.

As Korned LLP, Algabas, and Borasco Elektrik Üretim Sanayi ve Ticaret A.S., were included in the consolidated Group for the first time at the end of 2009, both companies did not contribute to the consolidated net income of OMV Group in 2009. In 2008, the company acquired in 2008 contributed a loss of EUR 512 thousand to the consolidated net income from the date of its inclusion in OMV Group.

3 Accounting and valuation principles

a) Revenue recognition
In general, revenues are realized when goods or services are supplied, the amount receivable is fixed or can be determined, and collection is probable. In E&P, revenues are recognized when products are delivered and risks as well as rewards of ownership have passed to the customer. In the retail business, revenues from the Group's own filling stations are recognized when products are supplied to the customers. In the case of non-Group filling stations, revenues are recognized when products are delivered to the stations. In G&P, sales under long-term contracts are recognized on delivery. Additional volumes supplied under these contracts are recognized when accepted by the customer. Gas storage revenues are recognized on the basis of committed storage and withdrawal rates; similarly, gas transit revenues are recognized on the basis of committed volumes.

b) Exploration expenses
Exploration expenses relate exclusively to E&P and comprise the costs associated with unproved reserves. These include geological and geophysical costs for the identification and investigation of areas with possible oil and gas reserves and administrative, legal and consulting costs in connection with exploration. They also include all impairments on exploration wells where no proved reserves could be demonstrated. Depreciation of economically successful exploration wells forms part of costs of sales.

c) Research and development expenses
Research and development (R&D) expenses include all direct and indirect materials, personnel and external services costs incurred in connection with the focused search for new development techniques and significant improvements in products, services and processes, and in connection with research activities. Expenditure related to research activities is shown as R&D expenses in the period in which it is incurred. Expenditure for experimental development is also presented as R&D expenses unless it must be capitalized according to the recognition criteria for intangible assets.

R&D grants received from third parties are shown in other operating income. In case grants are provided for projects or services, which resulted in the capitalization of a fixed asset, the grant is deducted from the cost of the asset.

d) Exploration and production sharing agreements
Exploration and production sharing agreements (EPSAs) are contracts for oil and gas licenses in which production is shared between one or more oil companies and the host country/national oil company in defined proportions. Under certain EPSAs contracts the host country's/national oil company's profit share represents imposed income taxes and is treated as such for purposes of the income statement presentation.

e) Intangible assets and property, plant and equipment
Intangible assets and property, plant and equipment are recognized at costs of acquisition or construction (where and to the extent applicable) net of accumulated depreciation, amortization and impairment losses. Depreciation and amortization is calculated on a straight-line basis, except for E&P activities, where depreciation occurs to a large extent on a unit-of-production basis.

Non-current assets classified as held for sale are disclosed at the lower of carrying amount and fair value less costs to sell. Non-current assets and groups of assets are classified as held for sale if their carrying amount is to be realized by sale and not by continued use. Assets are classified as held for sale if the sale is highly probable, and the asset is available for immediate disposal in its present condition.

In accordance with IAS 36, both intangible assets and property, plant and equipment are reviewed at balance sheet date for any indications of impairment. For intangible assets with indefinite useful lives and for goodwill, impairment tests are carried out annually. This applies even where there are no indications for impairment. Where the carrying amount of an asset exceeds the recoverable amount, an impairment loss is recognized to reduce the asset to its lower recoverable amount. In case the reasons for recognition of an impairment loss disappear in subsequent periods, the asset's value – except in the case of goodwill – is written back up to its amortized cost, and the difference is disclosed under other operating income.

In the consolidated income statement depreciation and amortization are disclosed as costs of sales. Impairment losses for filling stations are disclosed as part of selling expenses, those for exploration assets as exploration expenses, and those for other assets are reported as costs of sales or as other expenses.

The accounting and valuation treatment of exploration and extraction of oil and gas fields follows IFRS 6 and – where this does not provide guidance – the US GAAP oil industry standard ASC 932, which is an internationally accepted industry standard, is applied.

Useful life		Years
Intangible assets		
Goodwill		Indefinite
Software		3–5
Concessions, licenses, etc.		5–20 or contract duration
Business-specific property, plant and equipment		
E&P	Oil and gas wells	Unit-of-production method
R&M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station components	5–20 (component approach)
G&P	Gas pipelines	20–30
Other property, plant and equipment		
Production and office buildings		20 or 40–50
Other technical plant and equipment		10–20
Fixtures and fittings		5–10

E&P activities are recorded using the successful efforts method. The acquisition costs of geological and geophysical studies before the discovery of proved reserves form part of expenses for the period. The costs of wells are capitalized and reported as intangible assets until the existence or absence of potentially commercially viable oil or gas reserves is determined. Wells which are not commercially viable are expensed. The costs of exploration wells whose commercial viability has not yet been determined continue to be capitalized as long as the following conditions are satisfied:

1. Sufficient oil and gas reserves have been discovered to justify completion as a production well.
2. Sufficient progress has been made in assessing the economic and technical feasibility to justify beginning field development in the near future.

License acquisition costs and capitalized exploration and appraisal activities are generally not depreciated as long as they are related to unproved reserves, but tested for impairment. Once the reserves are proved and commercial viability is established, the related assets are reclassified into tangible assets and once production starts depreciation commences. Capitalized exploration and development costs and support equipment are generally depreciated based on proved developed reserves by applying the unit-of-production method, only capitalized exploration rights and acquired reserves, which are amortized on the basis of total proved reserves.

Directly attributable costs of major inspections and general overhauls are capitalized in the year in which they are incurred, and thereafter depreciated on a straight-line basis over the period until the next inspection/overhaul. The costs for replacements of components are capitalized and carrying values of the replaced parts derecognized. Costs relating to minor maintenance and repairs are treated as expenses in the year in which they are incurred.

Property, plant and equipment include assets being used under finance leases. Such assets are capitalized – at the lower of the present value of the minimum lease obligation and the fair value – and then depreciated over their expected useful lives or the duration of the lease, if shorter. A liability equivalent to the capitalized amount is recognized, and future lease payments are split into the finance charge and the capital repayment element.

All lease agreements not classified as finance leases are treated as operating leases, with lease payments then being recognized on a straight-line basis over the lease term.

f) Financial assets
Investments in associated companies and joint venture companies are recognized at their proportionate share of equity according to the equity method of accounting.

Available-for-sale securities are recognized at fair value. Unrealized gains and losses are disclosed separately under equity net of any attributable deferred taxes. If there is objective evidence of impairment, write-downs are recognized in profit and loss. If the reason for the recognition of an impairment loss subsequently ceases to exist, the amount of the reversal up to amortized costs is included either as income in the case of debt instruments, or is taken to equity in the case of equity instruments.

Securities without stock exchange listings or market values, whose fair value cannot be reliably estimated, are measured at acquisition cost less any impairment losses.

Held-to-maturity securities are carried at amortized cost less any identified impairment losses.

Securities at fair value through profit or loss are measured at fair value. Resulting gains and losses are recognized in the income statement.

Trade date accounting is applied to regular way purchases and sales of securities.

Interest-bearing loans are disclosed at nominal value, interest-free loans and loans at low rates of interest at present value. With the exception of derivative financial instruments, which are recognized at fair value, and foreign currency items, which are translated at closing rates, receivables and other assets are disclosed at carrying amounts. This can be considered as reasonable estimate of fair value since the residual maturity is less than a year in the majority of cases. Long-term receivables are discounted using the effective interest rate method.

g) Derivative instruments
Derivative instruments are used to hedge risks resulting from changes in interest rates, currency exchange rates and commodity prices. Derivative instruments are recognized at fair value, which reflects the estimated amounts that OMV would pay or receive if the positions were closed at balance sheet date. Quotations from banks or appropriate pricing models have been used to estimate the fair value of financial instruments at balance sheet date. Price calculation in these models is based on forward prices of the underlying, foreign exchange rates as well as volatility indicators as of balance sheet date.

As a general rule unrealized gains and losses are recognized as income or expense, except where hedge accounting is applied.

In the case of fair value hedges, changes in the fair value resulting from the risk being hedged for both the underlying and the hedging instrument are recognized as income or expense.

For cash flow hedges, the effective part of the changes in fair value is recognized directly in equity, while the ineffective part is recognized immediately in the income statement. Where the hedging of cash flows results in an asset or liability, the amounts that are provided under equity are recognized in the income statement in the period in which the hedged position affects earnings.

Derivatives embedded in financial instruments or host contracts are treated as independent if their risks and characteristics are not closely associated with the host contracts and the host contracts are not recognized at fair value. The related unrealized gains and losses are recognized as income or expense.

h) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualified assets are capitalized until these assets are substantially ready for their intended use or sale. All other costs of borrowing are expensed in the period in which they are incurred.

i) Government grants
Government grants – except for emission rights (see Note 3 k) – are recognized as income or deducted from the related asset where it is reasonable to expect that the granting conditions will be met and that the grants will be received.

j) Inventories
Inventories are recognized at the lower of cost and net realizable value using the average price method for acquisition or production. Costs of production comprise directly attributable costs as well as fixed and variable indirect material and production overhead costs. Production-related administrative costs, the costs of company pension schemes and voluntary employee benefits are also included.

Under the Austrian Oil Stockholding Act (1982), OMV is obliged to maintain stocks of both crude oil and oil products. The additional domestic inventories are valued using a long-term weighted average price method, applied on the basis of crude oil equivalents. For finished product inventories exceeding the mandatory stocktaking production costs per product group are recognized. In this carrying capacity approach, the allocation of production costs is based on the current market value of the product groups produced.

k) Provisions
Provisions are set up for all present third parties obligations to where it is probable that the obligation will be settled and the amount of the obligation can be estimated reliably. Provisions for individual obligations are based on the best estimate of the amount necessary to settle the obligation.

Decommissioning and restoration obligations: The Group's core activities regularly lead to obligations related to dismantling and removal, asset retirement and soil remediation activities. These decommissioning and restoration obligations are principally of material importance in the E&P segment (oil and gas wells, surface facilities), and in connection with filling stations on third-party property. At the time the obligation arises, it is provided for in full by recognizing the present value of future decommissioning and restoration expenses as a liability. An equivalent amount is capitalized as part of the carrying amount of long-lived assets. Any such obligation is calculated on the basis of best estimates. The capitalized asset is depreciated on a straight-line basis in R&M and using the unit-of-production method in E&P, and compound interest is accrued on the obligation at each balance sheet date until decommissioning and restoration. For present obligations relating to other environmental risks and measures, provisions are recognized in case where it is likely that such obligations will arise and the amount of the obligation can be estimated reliably.

Pensions and similar obligations: OMV Group has both defined contribution and defined benefit pension plans. In the case of defined contribution plans, OMV has no obligations beyond payment of the agreed premiums, and no provision is therefore recognized. In contrast, participants in defined benefit plans are promised pensions at certain levels. Defined benefit pension obligations are accounted for by setting up provisions for pensions, or by means of payments to an external pension fund. The risks associated with these defined benefit pension plans remain with OMV.

Provisions for pensions, severance payments and jubilee payments are calculated using the projected unit credit method, which divides the costs of the estimated benefit entitlements over the whole period of employment and thus takes future increases in remuneration into account. Excluding Petrom, actuarial gains and losses within a corridor of 10% of the greater of projected benefit obligations and plan assets – measured in both cases at the beginning of the year – are not recognized in pensions and severance payments provisions. Actuarial gains and losses exceeding this corridor are distributed according to the average remaining years of service of the participants in the plan. Interest expense accruing on pension provisions together with income from pension plan assets is disclosed as part of financial income and expense.

Provisions for voluntary and mandatory separations under restructuring programs are recognized if a detailed plan has been approved by management prior to balance sheet date, and an irrevocable commitment is thereby established. Voluntary modifications to employees' remuneration arrangements are recognized on the basis of the expected number of employees accepting the employing company's offer. Provisions for obligations related to individual separation agreements are recognized at the present value of the obligation in case the amounts and dates of payment are determined.

Emission allowances received free of cost from governmental authorities (EU Emissions Trading Scheme for greenhouse gas emissions allowances) reduce financial obligations related to CO_2 emissions; provisions are recognized only for shortfalls (see Note 20).

l) Liabilities
Liabilities are carried at acquisition cost, with the exception of derivative financial instruments, which are recognized at fair value, and foreign currency liabilities, which are translated at closing rates. Long-term liabilities are discounted using the effective interest rate method. The carrying amount of other liabilities is effectively the same as their fair value because they are predominantly short-term.

m) Taxes on income including deferred taxes
In addition to corporate income taxes, trade earnings taxes and withholding taxes, typical E&P taxes on net cash flows from oil and gas production (Petroleum Revenue Tax (PRT) in the United Kingdom, Petroleum Resource Rent Tax (PRRT) in Australia), charges under the tax paid cost system (TPC) in Libya and certain EPSAs (see Note 3 d) are disclosed as income taxes. Provisions for deferred taxes are recognized for temporary differences. Tax losses carried forward are taken into account in calculating deferred tax assets. Deferred tax assets and liabilities at Group level are shown net where there is a right of set-off and the taxes relate to matters subject to the same tax jurisdiction. If the probability of deferred tax assets being realized is greater than 50%, such amounts are recognized. If unrealized intra-group profits contained in inventories are eliminated, deferred taxes are recognized.

n) Long Term Incentive (LTI) plan and stock option plans
In 2009, a long term incentive plan (see Note 27) for the Executive Board and selected senior executives was implemented. At vesting date bonus shares will be granted to the participants; disbursement is made in cash or shares. Fair values are determined using a model which is based on the expected target achievement and the expected share price. Provisions based on applicable fair values are built up over the vesting period, so that by the end of the vesting period the fair value of the bonus share to be granted is fully provided for.

From 2000 until 2008, stock option plans (see Note 27) approved by resolutions of the Annual General Meetings were offered to the Executive Board and senior executives. If vesting conditions are met participants may chose between receiving shares at a fixed exercise price or a payment amounting to the difference between the market value of the stock on the exercise date and the exercise price. At the time of issue and at any subsequent balance sheet date the fair values for the stock options issued are calculated using the Black-Scholes model. Provisions based on applicable fair values are built up over the vesting period, so that by the end of the vesting period the fair value of the options outstanding is fully provided for.

o) First-time adoption of new or revised standards and interpretations

The following new and amended standards, which were applicable for the first time in 2009, had an impact on presentation and disclosure:

- IFRS 8 Operating Segments. This standard replaces IAS 14. It requires that the information contained in segment reports is presented in the same way as it is internally reported to the entity's senior operating decision-makers for use as a basis for decisions on the performance of the enterprise and resource allocations (management approach). This has not resulted in a redefinition of the Group's reportable segments (see Notes 28 and 29).

- Amendments to IAS 1 Presentation of Financial Statements – A Revised Presentation. This amendment has introduced terminology changes and changes in the format and content of the financial statements. A new "statement of comprehensive income" has been introduced in addition to the income statement, and non-owner movements in equity may not be presented as separate line items in the statement of changes in equity anymore.

In 2009, the US standard setting body "Financial Accounting Standards Board" (FASB) changed the standard setting by issuing a combined Accounting Standards Codification™ (ASC) and simultaneously replacing of the prior authoritative provisions which were spread over various "Statements of Financial Accounting Standards" (e.g. SFAS 19 and SFAS 69) and other documents.

ASC 932, which replaced the former oil industry standards SFAS 19 and SFAS 69, was amended by the Accounting Standards Update (ASU) No. 2010-03. ASC 932 was modified in order to align the standard with the requirements of the Securities and Exchange Commission's (SEC) regulation "Modernization of Oil and Gas Reporting" (Final Rule). The main changes comprise an expanded definition of oil and gas producing activities (including extraction from oil sands, shale and coal beds), an amended definition of proved oil and gas reserves (use of the 12-month average price instead of period-end price for estimation of economically producible reserve quantities), expanded and amended Master Glossary definitions (e.g. reliable technology and reasonable certainty) for reserves estimation, the requirement of separate disclosure for geographic areas that represent 15% or more of proved reserves, the recognition of at-equity investments for determining significant oil and gas producing activities, and amended rules for separate and combined presentation of reserves amounts and quantities of fully consolidated and at-equity investments.

The amendments represent a change in accounting principle that is inseparable from a change in accounting estimate, and were applied prospectively from January 1, 2009. The new rules had a minor impact on the total proved reserves, and proved developed reserves. The increased reserve figures led to a slightly decreased amortization without however having a material effect on the results of the period.

Standards and interpretations adopted with no significant effect on the financial statements:

- Amendment to IAS 23 Borrowing Costs. The amended standard requires an entity to capitalize borrowing costs that are directly attributable to the production or acquisition of a qualifying asset. The amendment has no impact on the Group's financial position or results, as this method was already applied before 2009.

- Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations. The amendments essentially concern the clarification of the terms "vesting conditions" and "cancellations".

- IFRIC 13 Customer Loyalty Programmes. The interpretation deals with revenue recognition relating to award credits that are granted to customers as a purchase incentive and which can be exchanged for free or discounted goods or services in the future.

- Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation. Under the new requirements, some puttable financial instruments and instruments imposing obligations arising only on liquidation are no longer classified as financial liabilities but as equity, provided that specified criteria are met.

- Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. The amendments are intended to facilitate the measurement of the initial cost of certain investments in the separate financial statements of first-time adopters. Also, the distinction between pre- and post-acquisition dividends was removed from IAS 27, now requiring total dividends to be recognized as income.

- Improvements to IFRSs (issued in May 2008). This collection contains a number of amendments resulting in accounting changes for presentation, recognition or measurement purposes as well as some terminology or editorial amendments, the majority of which have been effective since January 1, 2009.

- Amendments to IFRS 7 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments. The amendments expand the disclosures required in respect of fair value measurements and liquidity risk.

- Amendments to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement – Embedded Derivatives. The amendments clarify the accounting for embedded derivatives in the case of a reclassification of a financial asset out of the fair value through profit and loss category as permitted by the October 2008 amendments to IAS 39 Financial Instruments: Recognition and Measurement.

p) Standards and interpretations not yet mandatory

At the time of authorization of these financial statements for publication, the following revisions, amendments and interpretations had already been published by the International Accounting Standards Board (IASB) and partly endorsed by the EU, but their application was not yet mandatory.

Endorsed by the EU and published in the Official Journal of the EU:

- IFRIC 12 Service Concession Arrangements (applicable to financial years beginning on or after March 30, 2009). This interpretation gives guidance on accounting for agreements under which a government or another institution contracts private operators to provide public services.

- IFRIC 16 Hedges of a Net Investment in a Foreign Operation (applicable to financial years beginning on or after July 1, 2009). This interpretation clarifies which foreign currency risks related to hedging a net investment qualify for hedge accounting and where within the Group the respective hedging instrument(s) can be held. It also gives guidance on how to determine the amounts to be recycled when disposing of the net investment.

- Revised version of IFRS 3 Business Combinations and amendments to IAS 27 Consolidated and Separate Financial Statements (applicable to financial years beginning on or after July 1, 2009). The main changes relate to acquisitions where less than 100% of the equity is acquired and acquisitions achieved in stages (e.g. new approach to the accounting presentation of non-controlling interests, remeasurement of existing equity interests through income or expense when control is obtained, and income-neutral accounting for changes in ownership interests in a subsidiary without loss of control). In addition, all transaction costs must be expensed. The impact on OMV will depend on the nature of any future business combinations.

- IFRIC 15 Agreements for the Construction of Real Estate (applicable to financial years beginning on or after January 1, 2010). This interpretation standardizes accounting practices for the recognition of revenue by real estate developers for sales of units (such as apartments or houses) 'off plan', i.e., before construction is complete.

- Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items (applicable to financial years beginning on or after July 1, 2009). The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations: Designation of a one-sided risk in a hedged item and designation of inflation in a financial hedged item.

- Revised version of IFRS 1 First Time Adoption of IFRS (applicable to financial years beginning on or after January 1, 2010). The new version retains the substance of the previous version, but with an improved structure.

- IFRIC 17 Distributions of Non-cash Assets to Owners (applicable to financial years beginning on or after November 1, 2009). The interpretation addresses how an entity should measure and account for distributions of assets other than cash when it pays dividends to its owners.

- IFRIC 18 Transfer of Assets from Customers (to be applied to transfers of assets from customers received on or after November 1, 2009). The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).

- Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (applicable to financial years beginning on or after February 1, 2010). The amendment requires rights issues to be classified as equity if they are issued for a fixed amount of cash, regardless of the currency in which the exercise price is denominated, provided that they are offered on a pro rata basis to all owners of the same class of equity.

Not yet endorsed by the EU:

- IFRS 9 Financial Instruments (IASB effective date: January 1, 2013). This new standard is the first part of a project to replace IAS 39. It uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The new standard also requires one single impairment method used.

- Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement (IASB effective date: January 1, 2011). The amendment addresses the situations when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits the benefit of such an early payment to be recognized as an asset.

- IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (IASB effective date: July 1, 2010). The interpretation clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially.

- Improvements to IFRSs (issued in April 2009). The second set of annual improvements comprises 15 amendments to 12 standards, namely IFRS 2, 5 and 8; IAS 1, 7, 17, 18, 36, 38, 39; and IFRIC 9 and 16. Most of the amendments are effective for annual periods beginning on or after January 1, 2010.

- Amendments to IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions (IASB effective date: January 1, 2010). These amendments clarify the scope of IFRS 2 as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another Group entity or shareholder has the obligation to settle the award.

- Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Additional Exemptions for First-time Adopters (IASB effective date: January 1, 2010). The amendments provide two additional exemptions from the full retrospective application of IFRSs, primarily for the determination of assets in the oil and gas sector, as well as accounting for leases.

- Revised IAS 24 Related Party Disclosures (IASB effective date: January 1, 2011). The revised version simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party.

- Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards – Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters (IASB effective date: July 1, 2010). The amendment relieves first-time adopters of IFRSs from providing the additional disclosures introduced in March 2009 by the Amendments to IFRS 7 (Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments). It thereby ensures that first-time adopters benefit from the same transition provisions that Amendments to IFRS 7 provide to current IFRS preparers.

Early application of the above revised versions, amendments and interpretations by OMV is not foreseen. Potential effects in the respective years of first-time adoption are currently being evaluated by management.

4 Foreign currency translation

Monetary foreign currency balances are measured at closing rates, and exchange gains and losses accrued at balance sheet date are recognized in the income statement.

The financial statements of Group companies with functional currencies different from the Group's presentation currency are translated using the closing rate method. Differences arising from balance sheet items translated at closing rates are disclosed in changes in stockholders' equity. Income statement items are translated at average rates for the period (mean rates). Differences arising from the use of average rather than closing rates also result in direct adjustments to equity. As a result of the introduction of the EUR in Slovakia on January 1, 2009, the exchange rate was set at 30.126 SKK-EUR on July 8, 2008.

The main rates applied in translating currencies to EUR were as follows:

Foreign currency translation

	2009		2008	
	Balance sheet date	Average	Balance sheet date	Average
Australian dollar (AUD)	1.601	1.773	2.027	1.742
Bulgarian lev (BGN)	1.956	1.956	1.956	1.956
New Romanian leu (RON)	4.236	4.240	4.023	3.683
New Zealand dollar (NZD)	1.980	2.212	2.419	2.077
Pound sterling (GBP)	0.888	0.891	0.953	0.796
Slovak crown (SKK)	—	—	30.126	31.262
Czech crown (CZK)	26.473	26.435	26.875	24.946
Turkish lira (TRY)	2.155	2.163	2.149	1.906
Hungarian forint (HUF)	270.420	280.330	266.700	251.510
US dollar (USD)	1.441	1.395	1.392	1.471

Notes to the income statement

5 Total cost information

The positions of the income statement contain the following **personnel expenses:**

Personnel expenses		EUR 1,000
	2009	2008
Wages and salaries	815,307	860,870
Costs of defined benefit plans	37,996	24,482
Costs of defined contribution plans (pension fund contributions)	16,033	12,933
Net expenses for personnel reduction schemes	54,049	125,348
Other employee benefits	102,167	102,321
Total	**1,025,552**	**1,125,954**

Total expenses for severance payments including personnel restructuring costs amount to EUR 28,051 thousand (2008: EUR 42,617 thousand). Total expenses for pensions including personnel restructuring cost amount to of EUR 32,003 thousand (2008: EUR 74,487 thousand).

Depreciation, amortization and impairment losses of intangible assets and property, plant and equipment consisted of:

Depreciation, amortization and impairment losses		EUR 1,000
	2009	2008
Depreciation and amortization	1,068,914	915,335
Impairment losses	254,943	377,539
Total	**1,323,858**	**1,292,874**

The bulk of impairment losses in 2009 consisted of EUR 126,429 thousand at Petrom SA (mainly unsuccessful exploration wells, EUR 24,052 thousand and impairment of refining and petrochemical units, EUR 71,154 thousand). Other major impairment losses relate to exploration and appraisal wells of OMV (U.K.) Limited (EUR 57,840 thousand) and OMV Oil and Gas Exploration GmbH (EUR 40,616 thousand).

In 2008, the main impairment losses amounted to EUR 284,993 thousand at Petrom SA (mainly exploration wells and refining and petrochemical units of Arpechim), several exploration licenses in Russia (EUR 28,352 thousand) as well as filling stations in Croatia (EUR 10,045 thousand) and Bosnia and Herzegovina (EUR 10,098 thousand).

In the consolidated income statement, the impairment losses are disclosed as follows: EUR 120,551 thousand (2008: EUR 180,943 thousand) under costs of sales, EUR 127,991 thousand (2008: EUR 160,873 thousand) under exploration costs, EUR 6,393 thousand (2008: EUR 33,017 thousand) under selling costs and EUR 8 thousand (2008: EUR 2,706 thousand) as part of other operating expenses.

In relation to all material impairments the recoverable amount of the impaired asset is reflected by its value in use. The discount rate is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the business segment.

6 Other operating income

Other operating income		EUR 1,000
	2009	2008
Other operating income	**223,643**	**278,366**
[thereof gains on the disposal and write-up of non-current assets not including financial assets]	[50,879]	[52,040]
[thereof exchange gains from operating activities]	[46,815]	[117,488]

7 Other operating expenses

Other operating expenses		EUR 1,000
	2009	2008
Other operating expenses	**461,273**	**1,030,095**
[thereof expenses on disposals of non-current assets not including financial assets]	[13,883]	[21,681]
[thereof exchange losses from operating activities]	[64,105]	[140,285]

Other operating expenses include net expenses for personnel reduction schemes in Group companies of EUR 54,049 thousand (2008: EUR 125,348 thousand). In 2008, other operating expenses also contained the accrual of litigation provisions in Petrom amounting to EUR 357,601 thousand.

8 Net financial result

Income from associated companies included income of EUR 71,587 thousand (2008: EUR 123,758 thousand) and expenses of EUR 6,058 thousand (2008: EUR 5,872 thousand).

Net interest income		EUR 1,000
	2009	2008
Interest income from available-for-sale financial instruments	6,256	3,900
Interest income from loans and receivables	33,358	35,691
Interest expense on financial instruments at fair value through profit or loss	(3,463)	–
Interest expense on financial liabilities measured at amortized cost	(172,659)	(143,825)
Other interest income and expense	(161,247)	(109,256)
Net interest income	**(297,756)**	**(213,491)**

In 2009, interest on borrowings amounting to EUR 29,264 thousand (2008: EUR 19,189 thousand) was capitalized.

Interest income from loans and receivables contain EUR 7,193 thousand (2008: EUR 317 thousand) income on impaired receivables.

Other interest income and expense contain interest accrued on pension provisions of EUR 54,333 thousand (2008: EUR 48,544 thousand), the interest component accrued on the provision for personnel reduction plans and the net provision for decommissioning and restoration obligations of EUR 7,028 thousand and EUR 75,118 thousand respectively (2008: EUR 6,343 thousand and EUR 69,306 thousand respectively). In 2009, interest income on pension plan assets amounted to EUR 16,899 thousand (2008: EUR 20,384 thousand). The item also includes provisions for interest charges relating to tax reviews and interest accrued on other personnel provisions.

Other financial income and expenses for the year include net foreign exchange gains on financial instruments amounting to EUR 46,542 thousand (2008: EUR 5,826 thousand) as well as the result of the sale of the shares in the Hungarian oil and gas company MOL.

The income tax burden and the pre-tax earnings determining the effective tax rate were as follows:

9 Taxes on income

Taxes on income		EUR 1,000
	2009	2008
Profit from ordinary activities		
Austria	250,240	797,185
Foreign	931,595	1,511,895
Total	**1,181,834**	**2,309,080**
Taxes on income		
Austria	30,717	148,853
Foreign	516,533	688,102
Deferred taxes	(82,346)	(56,825)
Taxes on income	**464,903**	**780,130**

The reconciliation of deferred taxes was as follows:

Changes in deferred taxes		EUR 1,000
	2009	2008
Deferred taxes January 1	(223,471)	(243,610)
Deferred taxes December 31 [1]	(117,756)	(223,471)
Changes in deferred taxes	**105,715**	**20,139**
Deferred taxes on revaluation of securities and hedges taken directly to equity	(44,139)	21,615
Changes in consolidated Group, exchange differences	20,770	15,071
Deferred taxes per income statement	**82,346**	**56,825**
The deferred tax balance comprises the following elements:		
Change in tax rate	861	(386)
Elimination of unrealized intra-group profits	1,989	(2,155)
Release of and allocation to valuation allowance for deferred taxes	1,614	10,107
Loss carryforwards not recognized in prior years	(2,629)	(1,116)
Reversal of temporary differences, including additions to and use of loss carryforwards	80,511	50,375

[1] Including deferred taxes for assets held for sale of EUR (255) thousand in 2009 (2008: EUR (596) thousand).

The **effective tax rate** is the ratio of income tax expense to profit from ordinary activities – to the extent that the tax expense is attributable to profit from ordinary activities. The table below reconciles the effective tax rate and the standard Austrian corporate income tax rate of 25% showing the major differences.

Tax rates		%
	2009	2008
Austrian corporate income tax rate	**25.0**	**25.0**
Tax effect of:		
Differing foreign tax rates	12.5	9.8
Non-deductible expenses	7.1	3.5
Non-taxable income	(3.7)	(5.5)
Change in tax rate	(0.1)	0.0
Expired tax loss carryforwards	0.0	0.1
Change in valuation allowance for deferred taxes	(0.1)	0.4
Other	(1.4)	0.5
Effective Group income tax rate	**39.3**	**33.8**

OMV Aktiengesellschaft forms a tax group in accordance with section 9 of the Austrian Corporate Income Tax Act 1988 (KStG). Taxable profits and losses of all the Group's main subsidiaries in Austria and some foreign subsidiaries (OMV Australia Pty Ltd., OMV Slovensko s.r.o. and OMV Gaz Ve Enerji Limited Sirketi) are aggregated.

Investment income transferred from domestic subsidiaries is in general exempt from taxation in Austria. Starting from 2009 dividends from EU- and EEA-participations are exempt from taxation in Austria if certain conditions are fulfilled. Dividends from other foreign investments are also excluded from taxation at the level of the Austrian parent company provided that there is a holding of 10% or more.

Taxes on income charged directly to equity totaled EUR (30,382) thousand (2008: 18,859 thousand). In 2009, tax loss carryforwards of EUR 26,851 thousand (2008: EUR 71,137 thousand) were used; the associated deferred taxation amounted to EUR 4,671 thousand (2008: EUR 20,161 thousand).

10 Earnings per share

Earnings per share (EPS)

			2009	2008
	Earnings excluding minorities in EUR 1,000	Number of shares	EPS EUR	EPS EUR
Basic	571,714	298,763,196	1.91	4.60
Diluted	571,714	299,022,062	1.91	4.60

No operations were discontinued in 2009 and 2008.

The calculation of diluted earnings per share takes into account the weighted average number of ordinary shares in issue following the conversion of all potentially diluting ordinary shares. This includes all the options outstanding at December 31, 2009, under the stock option plan for 2004, which provides for the acquisition of 56,931 shares on favorable terms (payment of the difference between the share prices at the time the options were granted and the time of exercise in the form of shares) as well as 201,935 contingently issuable bonus shares related to the long term incentive plan.

Intangible assets EUR 1,000

2009	Concessions, licenses, rights	Oil and gas assets with unproved reserves	Goodwill	Payments in advance	Total
Costs of acquisition and production					
January 1, 2009	**696,056**	**572,048**	**18,050**	**5,083**	**1,291,238**
Exchange differences	(19,011)	(14,357)	(138)	(148)	**(33,653)**
Changes in consolidated Group	57,405	35,955	—	—	**93,360**
Additions	38,727	141,940	—	13,397	**194,064**
Transfers	5,214	(43,778)	—	(294)	**(38,859)**
Assets held for sale	(12,337)	—	(861)	(66)	**(13,264)**
Disposals	(17,219)	(87,718)	—	(9)	**(104,945)**
December 31, 2009	**748,835**	**604,089**	**17,052**	**17,964**	**1,387,941**
Development of amortization					
January 1, 2009	**282,665**	**201,113**	**—**	**—**	**483,778**
Exchange differences	(3,904)	(8,801)	—	—	**(12,704)**
Changes in consolidated Group	(7,980)	—	—	—	**(7,980)**
Amortization	92,886	983	—	—	**93,869**
Impairment	441	126,439	—	—	**126,880**
Transfers	1,150	(147)	—	—	**1,003**
Assets held for sale	(5,043)	—	—	—	**(5,043)**
Disposals	(16,499)	(86,943)	—	—	**(103,442)**
Write-ups	—	(812)	—	—	**(812)**
December 31, 2009	**343,717**	**231,832**	**—**	**—**	**575,549**
Carrying amount January 1, 2009	413,391	370,935	18,050	5,083	**807,460**
Carrying amount December 31, 2009	**405,118**	**372,257**	**17,052**	**17,964**	**812,391**
2008					
Costs of acquisition and production					
January 1, 2008	**398,088**	**382,722**	**33,582**	**37,988**	**852,380**
Exchange differences	(36,717)	(21,945)	232	(936)	**(59,365)**
Changes in consolidated Group	5	2,974	—	—	**2,979**
Additions	322,812	271,388	—	5,177	**599,377**
Transfers	38,975	(27,275)	(442)	(37,139)	**(25,881)**
Assets held for sale	(697)	175	—	—	**(521)**
Disposals	(26,410)	(35,992)	(15,321)	(7)	**(77,730)**
December 31, 2008	**696,056**	**572,048**	**18,050**	**5,083**	**1,291,238**
Development of amortization					
January 1, 2008	**217,572**	**98,209**	**15,277**	**—**	**331,058**
Exchange differences	(7,800)	(18,550)	—	—	**(26,351)**
Changes in consolidated Group	—	—	—	—	**—**
Amortization	90,923	2,015	—	—	**92,939**
Impairment	1,248	159,686	—	—	**160,934**
Transfers	(28)	(3,815)	—	—	**(3,843)**
Assets held for sale	(489)	—	—	—	**(489)**
Disposals	(18,760)	(34,896)	(15,277)	—	**(68,933)**
Write-ups	(1)	(1,537)	—	—	**(1,538)**
December 31, 2008	**282,665**	**201,113**	**—**	**—**	**483,778**
Carrying amount January 1, 2008	180,516	284,513	18,305	37,988	**521,322**
Carrying amount December 31, 2008	**413,391**	**370,935**	**18,050**	**5,083**	**807,460**

At balance sheet date, there were contractual obligations for the acquisition of intangible assets amounting to EUR 17,419 thousand.

12 Property, plant and equipment

Property, plant and equipment EUR 1,000

	Land, land rights and buildings, including buildings on third-party property	Oil and gas assets	Plant and machinery	Other fixtures, fittings and equipment	Assets under construction	Payments in advance	Total
Costs of acquisition and construction							
January 1, 2009	**2,434,498**	**7,318,805**	**5,015,267**	**1,611,511**	**1,326,930**	**157,396**	**17,864,408**
Exchange differences	(33,354)	(86,198)	(26,677)	(10,181)	(45,761)	(7,305)	**(209,475)**
Changes in consolidated Group	10,553	—	(49)	(254)	1,474	165,968	**177,692**
Additions	81,623	963,216	101,436	61,944	702,770	98,349	**2,009,338**
Transfers	119,867	385,070	278,757	76,820	(762,910)	(58,745)	**38,860**
Assets held for sale	22,195	—	(4,841)	11,829	3,019	—	**32,202**
Disposals	(29,168)	(23,619)	(40,312)	(87,804)	(75,874)	(107)	**(256,884)**
December 31, 2009	**2,606,214**	**8,557,275**	**5,323,582**	**1,663,864**	**1,149,650**	**355,555**	**19,656,141**
Development of depreciation							
January 1, 2009	**896,176**	**2,590,543**	**2,897,972**	**1,018,821**	**38,931**	**479**	**7,442,922**
Exchange differences	(5,433)	(23,825)	(14,113)	(4,424)	(1,952)	(20)	**(49,768)**
Changes in consolidated Group	—	—	(49)	(260)	—	—	**(309)**
Depreciation	89,798	552,320	215,496	117,431	—	—	**975,045**
Impairment	3,876	25,607	7,382	1,730	89,220	249	**128,063**
Transfers	3,078	155	6,080	296	(10,426)	(185)	**(1,003)**
Assets held for sale	10,693	—	(1,598)	7,867	—	—	**16,961**
Disposals	(17,959)	(15,702)	(33,578)	(80,881)	(73,327)	—	**(221,448)**
Write-ups	(292)	(17)	(247)	(106)	(3,863)	(202)	**(4,728)**
December 31, 2009	**979,936**	**3,129,081**	**3,077,344**	**1,060,473**	**38,582**	**321**	**8,285,737**
Carrying amount January 1, 2009	1,538,323	4,728,262	2,117,295	592,691	1,287,999	156,916	**10,421,486**
Carrying amount December 31, 2009	**1,626,279**	**5,428,194**	**2,246,238**	**603,391**	**1,111,068**	**355,235**	**11,370,404**

Property, plant and equipment							EUR 1,000
	Land, land rights and buildings, including buildings on third-party property	Oil and gas assets	Plant and machinery	Other fixtures, fittings and equipment	Assets under construction	Payments in advance	**Total**
Costs of acquisition and construction							
January 1, 2008	**2,402,165**	**5,942,584**	**4,586,861**	**1,503,598**	**1,120,471**	**126,651**	**15,682,330**
Exchange differences	(66,842)	(377,082)	(62,646)	(15,195)	(76,527)	(13,200)	**(611,492)**
Changes in consolidated Group	7,199	–	(5,769)	(3)	188	–	**1,615**
Additions	105,838	1,598,479	247,289	131,642	923,809	92,751	**3,099,808**
Transfers	102,194	184,618	300,174	87,273	(598,537)	(48,668)	**27,054**
Assets held for sale	(66,312)	(980)	(7,827)	(31,909)	(8,203)	–	**(115,231)**
Disposals	(49,743)	(28,814)	(42,816)	(63,895)	(34,270)	(138)	**(219,676)**
December 31, 2008	**2,434,498**	**7,318,805**	**5,015,267**	**1,611,512**	**1,326,930**	**157,396**	**17,864,408**
Development of depreciation							
January 1, 2008	**835,340**	**2,296,537**	**2,628,625**	**952,265**	**33,528**	**7,390**	**6,753,686**
Exchange differences	(10,952)	(52,934)	(31,367)	(7,359)	(4,113)	(179)	**(106,904)**
Changes in consolidated Group	–	–	(10,791)	(15)	–	–	**(10,806)**
Depreciation	90,828	407,861	207,078	116,629	–	–	**822,396**
Impairment	56,428	590	99,238	12,892	47,140	317	**216,604**
Transfers	(4,031)	(44,291)	49,868	25,238	(14,843)	(6,911)	**5,031**
Assets held for sale	(38,466)	–	(4,934)	(25,321)	–	–	**(68,722)**
Disposals	(31,018)	(17,188)	(38,235)	(55,185)	(22,004)	(138)	**(163,769)**
Write-ups	(1,953)	(32)	(1,509)	(321)	(777)	–	**(4,593)**
December 31, 2008	**896,176**	**2,590,543**	**2,897,972**	**1,018,821**	**38,931**	**479**	**7,442,922**
Carrying amount January 1, 2008	1,566,825	3,646,047	1,958,236	551,333	1,086,943	119,261	**8,928,645**
Carrying amount December 31, 2008	**1,538,323**	**4,728,262**	**2,117,295**	**592,691**	**1,287,999**	**156,916**	**10,421,486**

Land, land rights and buildings, including buildings on third-party property include land in the amount of EUR 534,004 thousand (2008: EUR 507,695 thousand).

Property, plant and equipment with a total carrying amount of EUR 14,826 thousand (2008: EUR 46,510 thousand) was transferred to **assets held for sale.** In contrast, assets in the amount of EUR 30,066 thousand were reinstated in property, plant and equipment.

In connection with the construction of property, plant and equipment, **interest on borrowings** of EUR 29,264 thousand has been capitalized in 2009 (2008: EUR 19,189 thousand). It was largely not related to borrowings taken up for specific purpose, but was calculated using an average interest rate of 4.3% (2008: 4.4%) applied to the carrying value of qualifying assets. At balance sheet date, there were contractual obligations for the acquisition of property, plant and equipment amounting to EUR 682,034 thousand (2008: EUR 1,033,522 thousand).

Finance lease

Property, plant and equipment include assets being used under finance lease agreements. In early 2009, a floating production, storage and offtake vessel (FPSO) which was acquired under a finance lease was put into operation for the Maari oilfield platform in New Zealand. Purchase options for OMV New Zealand exist after 2, 3, 4, and 15 years. If the purchase option is not exercised the lease agreement automatically extends until the completion of abandonment. During the duration of the lease agreement the risk of loss lies with the lessor. Furthermore, the daily compensation fee which is part of the leasing fee is reduced for periods during which the FPSO cannot operate. Since the beneficial ownership has been transferred in 2009, the finance lease has been recognized in the balance sheet starting in 2009.

Furthermore finance leases are used inter alia by OMV Slovensko s.r.o. and OMV Ceská republika, s.r.o. for filling stations and land, by OMV Gas & Power GmbH for natural gas filling stations, by OMV Deutschland GmbH for land and buildings, and by OMV Hungária Ásványolaj Kft. and Petrom LPG SA for fleet vehicles.

Lease and rental agreements — EUR 1,000

			2009			2008
	Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land, land rights and buildings, including buildings on third-party property	24,845	8,984	15,861	24,751	7,769	16,982
Plant and machinery	184,594	20,309	164,286	33,434	27,746	5,688
Other fixtures, fittings and equipment	1,485	799	686	2,112	697	1,415
Total	**210,925**	**30,092**	**180,833**	**60,296**	**36,212**	**24,084**

In 2009, contingent lease payments under finance lease agreements amounted to EUR 1,120 thousand (2008: EUR 906 thousand).

Commitments under finance leases as of December 31 — EUR 1,000

			2009			2008
	≤1 year	1–5 years	>5 years	≤1 year	1–5 years	>5 years
Total future minimum lease commitments	38,849	107,460	437,414	29,370	133,662	11,166
[thereof interest component]	[8,645]	[24,854]	[247,041]	[13,567]	[31,296]	[2,944]
Present value of minimum lease payments	**30,204**	**82,606**	**190,373**	**15,803**	**102,367**	**8,222**

The commitments under finance leases as of December 31, 2009 also include a finance lease agreement for gas cavern storages. The beneficial ownership will be transferred starting 2012 therefore the finance lease has not been recognized in the balance sheet. Since 2008, commitments under finance lease include the obligation for the FPSO.

Operating lease

OMV also makes use of operating leases, mainly for filling station sites, IT equipment and vehicle fleets. In 2009, these expenses amounted to EUR 113,193 thousand (2008: EUR 95,335 thousand). There are options to renew the leases for a large proportion of the leased filling station sites.

Future minimum lease payments under non-cancellable operating leases		EUR 1,000
	2009	2008
Payable within 1 year	95,564	66,610
Payable between 1 and 5 years	190,076	174,068
Payable after more than 5 years	290,459	247,990
Total future minimum lease commitments	**576,099**	**488,667**

13 Investments in associated companies

Associated companies		EUR 1,000
Carrying amount	2009	2008
January 1	**1,955,100**	**2,125,635**
Exchange differences	(13,883)	(241,874)
Changes in method of consolidation	(131,945)	(74,290)
Additions	329,562	127,772
Net income	65,529	117,886
Other comprehensive income	11,242	(39,696)
Disposals	–	–
Other [1]	(637)	(60,332)
December 31	**2,214,967**	**1,955,100**

[1] Includes dividends and elimination of intercompany profits.

In 2009, changes in method of consolidation include Borasco Elektrik Üretim Sanayi veTicaret A.S (2008: Cogeneration-Kraftwerke Management Oberösterreich GmbH, Oberösterreichische Ferngas Aktiengesellschaft and SOCIETATEA COMERCIALA PETROM AVIATION SA.). Additions in 2009 mainly reflect the companies Pearl Petroleum Company Limited, Enerco Enerji Sanayi VeTicaret A.S. and Freya Pipeline GmbH & Co. KG (2008: mainly Borasco Elektrik Üretim Sanayi veTicaret A.S. and increase of the investment in Petrol Ofisi A.S.).

Summarized balance sheet and income statement information for companies accounted for at equity was as follows:

Summarized information for companies accounted for at equity		EUR 1,000
	2009	2008
Current assets	3,398,779	3,581,519
Non-current assets	10,307,523	7,148,760
Liabilities	6,191,245	5,485,617
Net sales	12,623,777	17,397,176
Earnings before interest and taxes (EBIT)	329,061	560,577
Net income for the year	196,066	297,428

14 Inventories

Inventories at balance sheet date were as follows:

Inventories		EUR 1,000
	2009	2008
Crude oil	639,867	420,356
Natural gas	396,396	455,367
Other raw materials	344,209	368,092
Work in progress: Petroleum products	132,925	144,294
Other work in progress	4,517	10,221
Finished petroleum products	735,291	623,133
Other finished products	39,334	123,352
Prepayments and rights from take-or-pay agreements	32,216	28,111
Total	**2,324,757**	**2,172,927**

Inventory values of crude oil and petroleum products increased by 27.0% to EUR 1,508,083 thousand (2008: EUR 1,187,783 thousand).

In 2009, the costs of raw materials included in production costs were EUR 11,495,191 thousand (2008: EUR 17,204,905 thousand).

Expensed valuation allowances against inventories amounted to EUR 75,964 thousand (2008: EUR 127,964 thousand).

15 Trade receivables

Trade receivables (carrying amounts)		EUR 1,000
	2009	2008
Receivables from associated companies	66,336	52,034
Receivables from other companies	1,868,303	1,947,757
Total	**1,934,639**	**1,999,791**

The carrying amounts of trade receivables approximate their fair values.

Valuation allowances for trade receivables		EUR 1,000
	2009	2008
January 1	**94,056**	**87,544**
Additions/(releases)	8,510	44,759
Disposals	(9,426)	(32,017)
Foreign exchange rate differences and changes in consolidated Group	(3,294)	(6,230)
December 31	**89,845**	**94,056**

Carrying amount of impaired trade receivables		EUR 1,000
	2009	2008
Before impairments	99,492	133,896
Net of impairments	9,647	39,841

The aging of past due but not impaired trade receivables was as follows:

Carrying amounts of trade receivables past due but not impaired EUR 1,000

	2009	2008
Up to 60 days overdue	67,040	101,647
61 to 120 days overdue	887	2,630
More than 120 days overdue	6,580	8,815
Total	**74,507**	**113,092**

18 Other financial assets

The carrying amount of **other financial assets** was as follows:

Other financial assets (carrying amounts after valuation) EUR 1,000

	Valued at fair value through profit or loss	Valued at fair value through equity	Valued at amortized cost	**Total carrying amount**	[thereof short-term]	[thereof long-term]
December 31, 2009						
Investments in not-consolidated companies	–	–	66,639	**66,639**	[–]	[66,639]
Investment funds	–	6,836	–	**6,836**	[–]	[6,836]
Bonds	–	125,190	–	**125,190**	[20,393]	[104,797]
Derivatives designated and effective as hedging instruments	9,264	118,941	–	**128,205**	[110,787]	[17,418]
Other derivatives	23,028	–	–	**23,028**	[15,589]	[7,439]
Loans	–	–	395,293	**395,293**	[2,544]	[392,749]
Other receivables from not-consolidated subsidiaries	–	–	121	**121**	[121]	[–]
Other receivables from associated companies	–	–	12,491	**12,491**	[12,491]	[–]
Other sundry receivables	–	–	817,612	**817,612**	[240,456]	[577,156]
Total	**32,292**	**250,967**	**1,292,156**	**1,575,415**	**[402,382]**	**[1,173,033]**
December 31, 2008						
Investments in not-consolidated companies	–	820,816	58,278	**879,094**	[–]	[879,094]
Investment funds	–	6,620	–	**6,620**	[–]	[6,620]
Bonds	–	166,527	–	**166,527**	[–]	[166,527]
Derivatives designated and effective as hedging instruments	19,110	571,445	–	**590,555**	[369,357]	[221,198]
Other derivatives	98,529	–	–	**98,529**	[98,529]	[–]
Loans	–	–	341,762	**341,762**	[1,996]	[339,766]
Other receivables from not-consolidated subsidiaries	–	–	–	–	[–]	[–]
Other receivables from associated companies	–	–	9,840	**9,840**	[9,830]	[10]
Other sundry receivables	–	–	729,696	**729,696**	[218,250]	[511,446]
Total	**117,639**	**1,565,408**	**1,139,576**	**2,822,623**	**[697,962]**	**[2,124,661]**

With the exception of investments in not-consolidated companies valued at cost, for which no reliable estimates of their fair values can be made, the carrying amounts are the fair values.

The carrying amounts of financial assets at fair value through profit or loss (excluding derivatives designated and effective as hedging instruments, which are not classified as financial assets at fair value through profit or loss) at December 31, 2009, were EUR 23,028 thousand (2008: EUR 98,529 thousand). These consist exclusively of financial assets held for trading. The carrying amounts of available-for-sale financial assets at December 31, 2009, were EUR 198,665 thousand (2008: EUR 1,052,241 thousand). There were no held-to-maturity financial assets at either December 31, 2008, or December 31, 2009.

Investments in not-consolidated companies valued at fair value through equity at December 31, 2008 consisted only of the interest in the Hungarian oil and gas company MOL and included cumulative negative fair value adjustments of EUR 616,225 thousand. At December 31, 2008, these shares were valued at the stock exchange quotation, when OMV held a share of 21.22% in MOL, of which shares amounting to EUR 795,669 thousand were used in repo transactions as collateral for short-term bank loans. The provision in MOL's articles of incorporation limiting the voting rights of any single shareholder to 10% did not provide OMV with the possibilite to exercise a significant influence over the company's business. In 2009, the shares in MOL were sold at a sales price of EUR 1,400,000 thousand.

Loans include interest-bearing shareholder loans to IOB Holdings A/S, Erdöl-Tanklagerbetrieb GmbH and Pearl Petroleum Company Limited totaling EUR 90,384 thousand (2008: loans to IOB Holdings A/S and Erdöl-Tanklagerbetrieb GmbH totaling EUR 42,775 thousand) with an average interest rate of 2.93% in 2009, and an interest-free shareholder loan of EUR 298,800 thousand (2008: EUR 294,750 thousand) to BAYERNOIL Raffineriegesellschaft mbH.

Other sundry receivables include a claim amounting to EUR 560,084 thousand (2008: EUR 506,630 thousand) against the Romanian state related to obligations for decommissioning and restoration costs in Petrom SA.

Amortized costs of securities — EUR 1,000

	2009	2008
Investments in not-consolidated companies at fair value	–	1,437,041
Investments in not-consolidated companies at cost	66,639	58,278
Investment funds	6,631	6,631
Bonds	123,858	171,883

Valuation allowances for other financial receivables [1] — EUR 1,000

	2009	2008
January 1	**95,187**	**106,697**
Additions/(releases)	4,002	1,199
Disposals	(9,761)	(1,926)
Foreign exchange rate differences	(4,731)	(10,783)
December 31	**84,696**	**95,187**

[1] Related to other sundry receivables included in item other financial assets.

Carrying amount of other financial receivables — EUR 1,000

	2009	2008
Before impairments	86,053	95,275
Net of impairments	1,356	88

The aging of other past due but not impaired financial receivables was as follows:

Carrying amount of other financial receivables past due but not impaired		EUR 1,000
	2009	2008
Up to 60 days overdue	52	1,499
61 to 120 days overdue	17	–
More than 120 days overdue	8,224	12
Total	**8,293**	**1,511**

17 Other assets

Other assets				EUR 1,000
	2009			2008
	Short-term	Long-term	Short-term	Long-term
Prepaid expenses	53,642	19,514	32,953	15,947
Other payments on account	15,889	–	16,974	–
Other non-financial receivables	89,612	25,539	126,434	26,641
Other assets	**159,143**	**45,053**	**176,360**	**42,587**

18 Assets and liabilities held for sale

In 2009, assets and liabilities held for sale consist of land and property owned by OMV Aktiengesellschaft and Petrom SA, filling stations of OMV Refining & Marketing GmbH, assets and liabilities of OMV Italia S.r.l. and the E&P-investment Boquerón, S.A, Venezuela. Classification of the filling stations of OMV Deutschland GmbH was ceased in 2009 because the sale was rejected by the anti trust authorities; the impact on profit or loss was not significant.

In 2008, assets and liabilities held for sale consisted of land and property owned by OMV Aktiengesellschaft and Petrom SA, filling stations of OMV Refining & Marketing GmbH and OMV Deutschland GmbH (retransferred 2009 into assets of OMV Deutschland GmbH) and the E&P-investment Boquerón, S.A, Venezuela.

Assets and liabilities held for sale		EUR 1,000
	2009	2008
Non-current assets	42,589	53,928
Current assets and deferred taxes	12,924	6,428
Assets held for sale	**55,513**	**60,356**
Provisions	1,435	5,695
Liabilities	23,559	2,454
Liabilities associated with assets held for sale	**24,994**	**8,149**

19 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft consists of 300,000,000 (2008: 300,000,000) fully paid no par value shares with a total nominal value of EUR 300,000 thousand (2008: EUR 300,000 thousand). There are no different classes of shares, and no shares with special rights of control. All shares are entitled to dividends for the financial year 2009, with the exception of treasury shares held by OMV Aktiengesellschaft.

The Executive Board was authorized by resolution of the Annual General Meeting 2009, to increase the capital stock of OMV Aktiengesellschaft with the approval of the Supervisory Board by up to EUR 77,900 thousand by the issue of up to 77,900,000 no par value shares until May 13, 2014 (authorized capital).

The capital stock has been conditionally increased by EUR 77.9 mn under section 159 (2) (1) Austrian Stock Corporation Act by issuance of up to 77,900,000 common shares in bearer form (conditional capital). The conditional capital increase will only be carried out if holders of the convertible bonds issued on the basis of the Annual General Meeting resolution held on May 13, 2009, exercise their right to convert them into the Company's stock.

The Annual General Meeting of May 13, 2009 authorized the Executive Board for a period of 30 months after the date of the authorization to purchase the Company's stock up to the maximum amount permissible by law (currently 10% of the authorized share capital). Repurchased shares may be used to service the stock option plans or can at any time be sold through the stock exchange or by means of a public offer. The Executive Board is further authorized to cancel treasury shares or use them for convertible bonds, if issued, use them in exchange for shares in other companies or for any other legally permitted purpose, whatsoever.

Capital reserves have been formed by the contribution of funds into OMV Aktiengesellschaft by its shareholders over and above the capital stock, on the basis of their ownership relationship.

The Group's **revenue reserves** include the net income and losses of consolidated subsidiaries and investments included at equity, as adjusted for the purposes of consolidation.

The **gains and losses recognized directly in consolidated equity and their related tax effects** were as follows:

Tax effects relating to each component of other comprehensive income **EUR 1,000**

			2009			2008
	Before-tax (expense) income	Tax (expense) benefit	Net-of-tax (expense) income	Before-tax (expense) income	Tax (expense) benefit	Net-of-tax (expense) income
Exchange differences from translation of foreign operations	(175,609)	—	(175,609)	(667,112)	—	(667,112)
Gains/(losses) on available-for-sale financial assets	622,922	(1,331)	621,592	(1,301,712)	(4,896)	(1,306,608)
Gains/(losses) on hedges	(190,770)	31,712	(159,057)	110,377	(13,963)	96,414
Share of other comprehensive income of associated companies	11,242	—	11,242	(39,696)	—	(39,696)
Other comprehensive income for the year	**267,785**	**30,382**	**298,167**	**(1,898,143)**	**(18,859)**	**(1,917,002)**

For 2009, OMV Aktiengesellschaft proposes a dividend of EUR 1.00 per eligible share (2008: EUR 1.00). The dividend for 2008 was paid in May 2009 in the amount proposed.

The Annual General Meetings for the years 2000 to 2009 approved the repurchase of treasury shares related to the provision of stock option plans. The costs of repurchased shares have been reflected in a reduction in equity. Gains or losses on the re-issue of treasury shares (issue proceeds less acquisition cost) result in an increase or reduction in capital reserves.

Changes in **treasury shares** were as follows:

Treasury shares

	Number of shares	Cost EUR 1,000
January 1, 2008	**1,269,066**	**13,930**
Additions	15,774	446
Disposals	(31,941)	(378)
December 31, 2008	**1,252,899**	**13,997**
Additions	—	—
Disposals	(33,204)	(606)
December 31, 2009	**1,219,695**	**13,392**

The **number of shares in issue** was as follows:

Number of shares in issue

	Number of shares	Treasury shares	Shares in issue
January 1, 2008	**300,000,000**	**1,269,066**	**298,730,934**
Purchase of treasury shares	—	15,774	(15,774)
Used to cover conversions and stock options	—	(31,266)	31,266
Sale of treasury shares	—	(675)	675
December 31, 2008	**300,000,000**	**1,252,899**	**298,747,101**
Purchase of treasury shares	—	—	—
Used to cover stock options	—	(18,180)	18,180
Sale of treasury shares	—	(15,024)	15,024
December 31, 2009	**300,000,000**	**1,219,695**	**298,780,305**

20 Provisions

Changes in **provisions** during the year were as follows:

Provisions EUR 1,000

	Pensions and similar obligations	Current income taxes	Decommissioning and restoration [1]	Other provisions	**Total**
January 1, 2009	**931,775**	**85,415**	**1,678,790**	**835,420**	**3,531,400**
Exchange differences	(3,157)	1,317	(60,305)	(25,447)	**(87,592)**
Changes in consolidated Group	(9)	—	1,417	(235)	**1,173**
Used	(75,716)	(61,302)	(32,176)	(403,970)	**(573,164)**
Payments to funds	(33,338)	—	—	—	**(33,338)**
Allocations	93,552	76,030	211,359	243,402	**624,343**
Transfers	(29,064)	—	—	29,064	**—**
Liabilities associated with assets held for sale	(198)	—	2,641	112	**2,555**
December 31, 2009	**883,844**	**101,459**	**1,801,726**	**678,346**	**3,465,375**
[thereof short-term]	[—]	[101,459]	[—]	[418,620]	**[520,079]**

[1] The short-term portion of the decommissioning and restoration provisions, amounting to EUR 460 thousand (2008: EUR 442 thousand), is included under other provisions.

Provisions for pensions, and similar obligations
Employees of Austrian Group companies whose service began before December 31, 2002, are entitled to receive **severance payments** upon termination of employment or on reaching normal retirement age. The entitlements depend on years of service and final compensation levels. Entitlements to severance payments for employees whose service began after December 31, 2002, are covered by defined contribution plans.

The indexed **pension commitments** in respect of currently active employees of OMV Aktiengesellschaft were transferred to an external pension fund managed by APK-Pensionskasse AG in earlier years.

The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years of employment. These pension plans are non-contributory. For the defined contribution plans, the reported expense corresponds to the contributions payable for the period.

Employees in Austria and Germany are entitled to **jubilee payments** after completion of a given number of years of service. These plans are non-contributory and unfunded.

Provisions for **personnel reduction schemes** are recognized for irrevocable commitments for separations under restructuring programs within the OMV Group.

Defined benefit pension obligations were as follows:

Defined benefit pension plans — EUR 1,000

	2009	2008	2007	2006	2005
Present value of funded obligations	535,943	522,420	551,603	539,403	525,873
Market value of plan assets [1]	(379,477)	(349,295)	(381,439)	(382,386)	(366,003)
Unrecognized actuarial gains/(losses)	(65,859)	(72,970)	(72,315)	(65,075)	(75,303)
Provision for funded obligations	**90,607**	**100,155**	**97,849**	**91,942**	**84,567**
Present value of unfunded obligations	502,344	524,123	560,277	578,398	598,230
Unrecognized actuarial gains/(losses)	(1,918)	(5,765)	(21,451)	(19,316)	(18,915)
Provision for unfunded obligations	**500,426**	**518,358**	**538,826**	**559,082**	**579,315**
Provision for defined benefit pension obligations	**591,033**	**618,513**	**636,675**	**651,024**	**663,882**

[1] In 2009, this item includes EUR 766 thousand in respect of qualifying insurance contracts (2008: EUR 770 thousand).

Changes in the provisions for **severance payments, jubilee payments and personnel reduction schemes** were as follows:

Severance payments, jubilee payments and personnel reduction schemes — EUR 1,000

	2009	2008	2007	2006	2005
Present value of obligations of severance payments	184,896	175,862	173,669	167,094	162,355
Unrecognized actuarial gains/(losses)	(7,726)	(5,994)	(12,953)	(6,182)	(12,114)
Provision for severance payments	**177,170**	**169,868**	**160,716**	**160,912**	**150,241**
Provision for jubilee payments	**24,738**	**24,515**	**26,406**	**25,685**	**25,881**
Provision for personnel reduction schemes	**189,944**	**268,705**	**241,949**	**303,378**	**274,839**
[thereof short-term personnel reduction schemes]	[99,041]	[149,826]	[142,687]	[189,283]	[104,046]
Total	**391,852**	**463,088**	**429,071**	**489,975**	**450,961**

Changes in **provisions and expenses** were as follows:

Provisions and expenses — EUR 1,000

	2009 Pensions	2009 Severance and jubilee entitlements, and personnel reduction schemes	2008 Pensions	2008 Severance and jubilee entitlements, and personnel reduction schemes
Provision as of January 1	**618,513**	**463,088**	**636,675**	**429,071**
Expense for the year	51,878	87,211	39,242	126,455
Additions from businesses acquired	–	–	–	20,036
Payments to funds	(33,338)	–	(10,658)	–
Benefits paid	(46,020)	(149,538)	(46,746)	(93,715)
Exchange translation difference	–	(8,711)	–	(18,759)
Liabilities associated with assets held for sale	–	(198)	–	–
Provision as of December 31	**591,033**	**391,852**	**618,513**	**463,088**
Current service cost	4,534	69,431	5,374	117,536
Interest cost	54,333	17,718	48,544	17,334
Expected return on plan assets	(16,899)	–	(20,384)	–
Amortized actuarial (gains)/losses	9,910	62	5,708	(8,415)
Expenses of defined benefit plans for the year	**51,878**	**87,211**	**39,242**	**126,455**

Expenses for interest accrued on personnel reduction schemes of EUR 7,028 thousand (2008: EUR 6,343 thousand) have been included under interest expense.

Severance and jubilee entitlements and personnel reduction schemes include provisions of EUR 99,041 thousand (2008: EUR 149,826 thousand) for the costs of personnel reduction schemes disclosed under other short-term provisions.

Underlying assumptions for calculating pension expenses and expected defined benefit entitlements as of December 31

	2009 Pensions	2009 Severance, jubilees	2008 Pensions	2008 Severance, jubilees
Capital market interest rate	5.50%	5.50%	5.50%	5.50%
Future increases in salaries	3.85%	3.85%	3.85%	3.85%
Inflation	2.50%	–	2.50%	–
Long-term rate of return on plan assets	5.00%	–	5.50%	–

Allocation of plan assets as of December 31

	2009 VRG IV	2009 VRG VI	2008 VRG IV	2008 VRG VI
Asset category				
Equity securities	25.6%	29.9%	23.1%	25.6%
Debt securities	41.9%	38.1%	54.7%	47.2%
Cash and money market investments	20.5%	32.0%	16.4%	27.2%
Other	12.0%	–	5.8%	–
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

The **market value of plan assets** for defined benefit pension obligations financed through funds was as follows:

Market value of plan assets EUR 1,000

	2009		2008	
	VRG IV	VRG VI	VRG IV	VRG VI
Market value of plan assets January 1	**161,054**	**187,471**	**180,496**	**200,173**
Expected return on plan assets	7,951	8,931	9,833	10,534
Allocation to funds	21,842	11,496	7,713	2,945
Benefits paid	(5,060)	(17,353)	(3,178)	(17,270)
Actuarial gains/(losses) on pension plan assets for the year	3,989	(1,610)	(33,810)	(8,911)
Market value of plan assets December 31	**189,776**	**188,935**	**161,054**	**187,471**

Investment policies aim to achieve an optimal investment portfolio structure and to ensure that existing entitlements are covered at all times. The investment of plan assets is governed by section 25 Austrian Pension Fund Act and the Investment Fund Act. In addition to these regulations, the investment guidelines of APK-Pensionskasse AG regulate the spread of asset allocation, the use of funds of funds and the selection of fund managers. New categories of investments or the employment of a wider range of funds require the approval of the APK-Pensionskasse AG management board. Diversification of both equity and debt securities is global; however, the bulk of the debt securities are EUR-denominated.

The funds of the asset allocation and risk group (VRG) IV are invested in EUR-denominated bond funds, international equity funds and money market investments. As part of the risk diversification policy, in selecting the asset managers, their different management styles and investment approaches have been taken into account.

In 2005, the investment management policy for the funds of VRG VI was changed to a value-at-risk approach. The process involves investing in European equities and in low-risk assets, with a defined worst-case loss limit, but mainting the opportunity of benefiting from positive stock market performance.

Favorable or adverse variances in the performance of individual VRGs compared with target returns on plan assets exist, due to their different maturities and to different developments in the capital markets. While performance of both VRGs was mixed in 2008 (VRG IV performed weakly whereas VRG VI showed a balanced performance due to the value-at-risk approach), both VRGs showed positive performances again with VRG IV being above the target return in 2009.

For 2010, defined benefit related contributions to APK-Pensionskasse AG of EUR 5,000 thousand are planned.

Projected **payments to beneficiaries of pension plans** for 2010–2019 are as follows:

Projected payments to beneficiaries of pension plans EUR 1,000

	Pensions
2010	69,951
2011	70,145
2012	70,670
2013	72,833
2014	74,351
2015-2019	369,423

Provisions for decommissioning and restoration obligations

Changes in capitalized decommissioning costs and provisions for decommissioning and restoration obligations are shown in the table below. In the event of changes in estimated restoration costs, only the effect of the change in present value is recognized in the period concerned. If the value increases, the increase is written off over the remaining useful life of the asset, and if it decreases, the decrease is deducted from capitalized asset value.

Capitalized decommissioning costs and provisions for decommissioning and restoration obligations EUR 1,000

	Acquisition cost	Depreciation	Carrying amount
Capitalized decommissioning costs			
January 1, 2009	**268,433**	**136,315**	**132,117**
Exchange differences	5,859	2,319	3,540
New obligations	9,711	–	9,711
Assets held for sale [1]	(47)	(19)	(28)
Increase arising from revisions in estimates	68,766	–	68,766
Depreciation	–	26,929	(26,929)
Disposal (decommissioning)	(7,981)	(7,451)	(530)
Reduction arising from revisions in estimates	(5,169)	–	(5,169)
December 31, 2009	**339,572**	**158,093**	**181,478**
Decommissioning and restoration obligations [2]			
January 1, 2009	–	–	**1,679,232**
Exchange differences	–	–	(59,296)
New obligations	–	–	12,626
Liabilities associated with assets held for sale [1]	–	–	2,890
Increase arising from revisions in estimates	–	–	89,529
Reduction arising from revisions in estimates	–	–	(5,368)
Unwinding of discounting	–	–	106,485
Repayments	–	–	(23,911)
December 31, 2009	–	–	**1,802,186**

[1] The changes in assets and liabilities held for sale include planned but not effected disposals of filling stations in Germany.

[2] The short-term portion of this item at December 31, 2009, amounting to EUR 460 thousand (2008: EUR 442 thousand), is included under other provisions.

The provision for decommissioning and restoration costs includes obligations in respect of Petrom SA amounting to EUR 1,305,992 thousand (2008: EUR 1,262,444 thousand). There is a corresponding claim against the Romanian state of EUR 560,084 thousand (2008: EUR 506,630 thousand), which is disclosed as a non-current asset under other financial assets.

Other provisions EUR 1,000

	2009		2008	
	Short-term	Long-term	Short-term	Long-term
Environmental costs	37,142	111,847	2,019	116,953
Other personnel provisions	132,710	398	183,794	355
Other	248,768	147,481	366,535	165,764
Other provisions	**418,620**	**259,726**	**552,348**	**283,072**

Other personnel provisions include short-term costs of staff reductions amounting to EUR 99,041 thousand (2008: EUR 149,826 thousand). Other provisions contain current provisions for decommissioning and restoration costs of EUR 460 thousand (2008: EUR 442 thousand). This item also includes EUR 79,449 thousand (2008: EUR 150,438 thousand) short-term and EUR 72,891 thousand (2008: EUR 94,985 thousand) long-term litigation provisions due to litigations with former and current employees for various types of claims due to differing interpretations of some of the clauses of the Collective Bargaining Agreements applicable at Petrom.

Emissions certificates
Directive 2003/87/EC of the European Parliament and of the European Council established a greenhouse gas emissions trading scheme, requiring member states to draw up national plans to allocate emissions certificates. Under this scheme, affected OMV Group companies received a total of 8,361,564 free emissions certificates in 2009 (2008: 8,066,373), thereof 4,282,612 to 19 plants of Petrom in Romania (2008: 3,987,421). The market value of emissions certificates amounts to EUR 12.53 per certificate as of December 31, 2009 (December 31, 2008: EUR 15.90).

As of December 31, 2009, OMV Group held 7,649,407 emissions certificates.

Emissions certificates

Certificates held as of December 31, 2008	**8,072,732**
Free allocation for 2009	8,361,564
Certificates surrendered according to verified emissions 2008	(7,660,391)
Net purchases and sales in 2009 [1]	(1,124,498)
Certificates held as of December 31, 2009	**7,649,407**

[1] Purchases are valued at their acquisition cost.

A shortfall in emissions certificates would be provided for; as of December 31, 2009 (as well as of December 31, 2008) OMV Group was not short of certificates.

21 Liabilities

Liabilities EUR 1,000

			2009			2008
	Total	Short-term	Long-term	Total	Short-term	Long-term
Bonds	**1,785,930**	309,997	1,475,933	**488,116**	–	488,116
Interest-bearing debts	**2,084,603**	363,878	1,720,725	**3,644,715**	1,606,509	2,038,205
[thereof to banks] [1]	**[2,084,603]**	[363,878]	[1,720,725]	**[3,644,715]**	[1,606,509]	[2,038,205]
Trade payables (short-term)	**2,141,533**	2,141,533	–	**2,141,067**	2,141,067	–
[thereof to not-consolidated subsidiaries]	**[69]**	[69]	[–]	**[87]**	[87]	[–]
[thereof to associated companies]	**[67,111]**	[67,111]	[–]	**[60,137]**	[60,137]	[–]
Other financial liabilities	**702,965**	502,866	200,099	**814,735**	415,411	399,324
Other liabilities	**879,929**	868,222	11,707	**1,021,385**	1,007,457	13,927
Liabilities associated with assets held for sale	**24,994**	24,994	–	**8,149**	8,149	–
Total	**7,619,954**	**4,211,490**	**3,408,464**	**8,118,166**	**5,178,594**	**2,939,572**

[1] Amounts due to banks are secured by pledged securities of OMV Refining & Marketing GmbH in the amount of EUR 5,092 thousand (2008: OMV Clearing und Treasury GmbH, EUR 795,669 thousand – MOL shares, see Note 16 – and OMV Refining & Marketing GmbH, EUR 4,911 thousand).

Bonds

Bonds issued

	Nominal	Coupon	Repayment	2009 Carrying amount December 31 EUR 1,000	2008 Carrying amount December 31 EUR 1,000
Domestic corporate bond [1]	EUR 250,000,000	3.75% fixed	30.6.2010	257,734	252,476
US private placement [1]	USD 182,000,000	4.73% fixed	27.6.2013	126,403	130,775
	USD 138,000,000	4.88% fixed	27.6.2015	99,173	104,864
International corporate bond	EUR 1,000,000,000	6.25% fixed	7.4.2014	1,045,912	—
	EUR 250,000,000	5.25% fixed	22.6.2016	256,708	—
Total				**1,785,930**	**488,116**

[1] In part, derivatives (interest swaps) were used to convert the interest rates from fixed to floating.

Interest-bearing debts and bonds

Some of the Group's interest-bearing debts to non-banks involve financial covenants, which relate mainly to adjusted equity ratios, cash flow from operating activities excluding interest income and expense, and earnings before interest, taxes, depreciation and amortization (EBITDA).

Interest-bearing debts and bonds have the following maturities:

Interest-bearing debts and bonds EUR 1,000

	2009	2008
Short-term loan financing	228,977	1,606,509
Short-term component of long-term financing	444,899	—
Total short-term	**673,876**	**1,606,509**
Maturities of long-term financing		
2010/2009 (short-term component of long-term financing)	444,899	—
2011/2010	424,507	428,800
2012/2011	95,133	1,280,798
2013/2012	500,086	91,084
2014/2013	1,540,570	460,775
2015/2014 and subsequent years	636,361	264,864
Total for 2011/2010 onwards	**3,196,657**	**2,526,321**

Breakdown of interest-bearing debts and bonds by currency and interest rate EUR 1,000

		2009	Weighted average interest rate	2008	Weighted average interest rate
Long-term interest-bearing debts and bonds [1]					
Fixed rates	EUR	2,147,508	5.33%	532,476	3.55%
	USD	225,576	4.79%	235,640	4.79%
Total		**2,373,084**		**768,116**	
Variable rates	AUD	11,972	4.40%	4,193	6.47%
	EUR	1,077,639	3.54%	1,524,963	4.03%
	NZD	50,502	2.97%	76,475	5.76%
	RON	120,698	11.77%	125,735	17.55%
	USD	7,661	0.51%	26,839	2.88%
Total		**1,268,472**		**1,758,205**	
Short-term interest-bearing debts and bonds [2]					
BGN		—	—	9,719	6.35%
EUR		92,023	1.03%	1,537,955	5.37%
GBP		45,040	1.23%	—	—
HRK		—	—	3,824	12.44%
HUF		44,376	6.90%	25,875	10.99%
RON		44,007	11.67%	29,136	16.33%
USD		3,531	1.10%	—	—
Total		**228,977**		**1,606,509**	

[1] Including short-term components of long-term debts.
[2] In 2009, short-term interest-bearing debt included fixed interest liabilities amounting to EUR 92,947 thousand, of which EUR 45,040 thousand were in GBP, EUR 44,376 thousand were in HUF, and EUR 3,531 thousand were in USD (2008: EUR 741,340 thousand in EUR). All other short-term interest-bearing debt was at variable rates (including overnight money).

Interest-bearing debts and bonds amounting to EUR 3,870,533 thousand (2008: EUR 4,132,830 thousand) are valued at amortized cost. The estimated fair value of these liabilities was EUR 4,052,000 thousand (2008: EUR 4,101,239 thousand), of which EUR 2,647,498 thousand (2008: EUR 1,477,865 thousand) was at fixed rates and EUR 1,404,502 thousand (2008: EUR 2,623,374 thousand) was at floating rates. The fair value of financial liabilities for which market prices were not available was established by discounting future cash flows using interest rates prevailing at balance sheet date for similar liabilities with similar maturities.

Other financial liabilities

Other financial liabilities			EUR 1,000
	Total	Short-term	Long-term
2009			
Trade payables (long-term)	**47,768**	–	47,768
Liabilities to not-consolidated subsidiaries	**775**	723	52
Liabilities to associated companies	**6,800**	–	6,800
Liabilities on derivatives designated and effective as hedging instruments	**206,659**	188,610	18,049
Liabilities on other derivatives	**108,011**	107,705	306
Liabilities on finance leases	**118,131**	30,204	87,927
Other sundry financial liabilities	**214,821**	175,623	39,198
Total	**702,965**	**502,866**	**200,099**
2008			
Trade payables (long-term)	**86,973**	–	86,973
Liabilities to not-consolidated subsidiaries	**518**	401	117
Liabilities to associated companies	**6,800**	–	6,800
Liabilities on derivatives designated and effective as hedging instruments	**509,018**	249,919	259,099
Liabilities on other derivatives	**16,385**	16,385	–
Liabilities on finance leases	**15,024**	1,544	13,479
Other sundry financial liabilities	**180,018**	147,162	32,856
Total	**814,735**	**415,411**	**399,324**

The carrying amount of liabilities on derivatives corresponds to the fair value. Liabilities on derivatives designated and effective as hedging instruments contain liabilities on fair value hedges of EUR 4,863 thousand (2008: EUR 55,954 thousand) whose fair value adjustments have been recognized through profit or loss. Fair value adjustments on the remaining liabilities on derivatives designated and effective as hedging instruments have been recognized through equity. The liabilities on other derivatives are financial liabilities at fair value through profit or loss. All other items are liabilities to be classified as measured at amortized cost.

Other liabilities

Other liabilities	EUR 1,000		
	Total	Short-term	Long-term
2009			
Other taxes and social security liabilities	**570,167**	570,167	–
Payments received in advance	**241,679**	230,382	11,297
Other sundry liabilities	**68,083**	67,673	410
Total	**879,929**	**868,222**	**11,707**
2008			
Other taxes and social security liabilities	**643,617**	643,571	46
Payments received in advance	**313,511**	300,739	12,772
Other sundry liabilities	**64,257**	63,148	1,109
Total	**1,021,385**	**1,007,457**	**13,927**

22 Deferred taxes

Deferred taxes EUR 1,000

	Deferred tax assets before allowances	Allowances	Net deferred tax assets	Deferred tax liabilities
2009				
Intangible assets	10,196	864	9,332	102,518
Property, plant and equipment	132,658	13	132,645	428,381
Other financial assets	24,207	—	24,207	2,948
Accrued Petroleum Revenue Tax (PRT)	2,766	—	2,766	1,383
Inventories	31,123	48	31,074	37,804
Receivables and other assets	46,976	13,720	33,255	47,597
Untaxed reserves	—	—	—	6,987
Provisions for pensions and similar obligations	96,824	—	96,824	—
Other provisions	239,706	2,905	236,802	26,032
Liabilities	115,150	46	115,104	207,725
Other deferred taxes not associated with balance sheet items	—	—	—	64,707
Tax loss carryforwards	175,776	49,461	126,315	—
Total	**875,381**	**67,057**	**808,324**	**926,079**
Netting (same tax jurisdictions)			(629,135)	(629,135)
Deferred taxes associated with assets held for sale			(1,593)	(1,848)
Deferred taxes per balance sheet			**177,597**	**295,097**
2008				
Intangible assets	10,878	564	10,314	83,999
Property, plant and equipment	140,142	—	140,142	367,544
Other financial assets	24,403	—	24,403	1,471
Accrued Petroleum Revenue Tax (PRT)	688	—	688	1,375
Inventories	20,664	126	20,538	22,014
Receivables and other assets	34,157	15,877	18,279	177,402
Untaxed reserves	—	—	—	8,013
Provisions for pensions and similar obligations	99,364	—	99,364	—
Other provisions	246,830	5,747	241,083	25,334
Liabilities	199,787	225	199,563	212,024
Other deferred taxes not associated with balance sheet items	—	—	—	103,654
Tax loss carryforwards	62,293	37,307	24,986	—
Total	**839,205**	**59,847**	**779,358**	**1,002,829**
Netting (same tax jurisdictions)			(637,514)	(637,514)
Deferred taxes associated with assets held for sale			(1,546)	(2,142)
Deferred taxes per balance sheet			**140,298**	**363,173**

Deferred taxes on the retained earnings of Group companies are generally only recognized where there is no possibility of tax-free transfers to the parent company or where there is no future tax income or expense associated with consolidation entries.

Tax losses, inter alia caused by weak refinery margins and impairments of dry wells, increased the tax loss carryforwards in some subsidiaries.

As of December 31, 2009, OMV recognized **tax loss carryforwards** of EUR 618,541 thousand (2008: EUR 242,343 thousand). Eligibility of losses for carryforward expires as follows:

Losses for carryforward		EUR 1,000
	2009	2008
2009	–	2,761
2010	3,467	5,311
2011	5,206	4,755
2012	4,053	2,530
2013	22,058	66,270
2014	23,714	–
After 2014/2013	147,416	56,277
Unlimited	412,626	104,439
Total	**618,541**	**242,343**

Supplementary information on the financial position

23 Statement of cash flows

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i.e. negligible short-term exchange and interest risks. The maximum maturity at the time of acquisition for such investments is three months. The cash balances of Amical Insurance Limited amounting to EUR 17,278 thousand (2008: EUR 16,208 thousand) are not entirely available for use, as a result of the statutory regulations governing insurance. Additional EUR 14,400 thousand refer to pledged accounts (2008: EUR 15,081 thousand).

The proceeds from the sale of non-current assets in 2009 (EUR 1,532,690 thousand) include the cash inflow of EUR 1,400,000 thousand from the sale of the MOL shares.

Statement of cash flows		EUR 1,000
	2009	2008
Interest payments	(78,380)	(137,219)
Income tax payments	(184,837)	(572,059)
Dividend payments by associated companies	3,339	58,104

24 Contingent liabilities

OMV recognizes provisions for litigation if litigation is likely to result in obligations. Management is of the opinion that litigation, to the extent not covered by provisions or insurance, will not materially affect the Group's financial position. The production facilities and properties of all Group companies are subject to a variety of environmental protection laws and regulations in the countries where they operate. The estimated cost of known environmental obligations has been provided in accordance with the Group's accounting policies. For oil and gas pipelines, provisions for decommissioning and restoration are made if an obligation exists at balance sheet date. In conformity with the going concern principle, no provisions have been made for contingent obligations in respect of decommissioning where the timing cannot be predicted.

Management believes that compliance with current laws and regulations, and future more stringent laws and regulations, will not have a material negative impact on consolidated results in the near future.

As part of the agreement for the disposal of AMI Agrolinz Melamine International GmbH contingent liabilities up to a maximum of EUR 67,500 thousand were assumed, in particular, for any environmental risks and any costs of ongoing litigation. The period of liability (with some exceptions) is limited to 60 months from the transaction's closing date and will expire in 2010.

25 Risk management

Liquidity risk

For the purpose of assessing liquidity risk, budgeted operating and financial cash inflows and outflows throughout the Group are monitored and analyzed on a monthly basis in order to establish the expected net change in liquidity. This is then compared with current money market deposits and existing loans as well as maturities of the current portfolio, and the available liquidity reserves. This analysis provides the basis for financing decisions and capital commitments.

In the light of the financial crisis and restrictions on the availability of credit, OMV puts additional emphasis on liquidity risk and its management. To ensure that OMV Group remains solvent at all times and retains the necessary financial flexibility, liquidity reserves in form of committed credit lines are maintained. During the course of 2009, the maturity profile of OMV Group's debt portfolio was considerably extended to an average weighted maturity of more than four years.

The operational liquidity management includes cash pooling enabling the management of surplus liquidity and liquidity requirements to the benefit of individual companies and the Group as a whole.

Details of OMV Group's financial liabilities are shown in Note 21.

Capital risk
Capital risk management at OMV Group is part of value management and is based on two key performance measures, return on average capital employed (ROACE) and the gearing ratio. Based on its mid-term planning assumptions, OMV targets a ROACE of 13% over the business cycle and a long-term gearing ratio of up to 30%.

Market risk
Derivative and non-derivative instruments are used as required to manage market risks resulting from changes in interest rates, foreign exchange rates and commodity prices which could have a negative effect on assets, liabilities or expected future cash flows. As a general rule derivatives are used for the purpose of hedging risks on underlying transactions. Derivative instruments are contracts whose value is derived from one or more underlying financial instruments, indices or prices that are defined in the contract. The initial recognition of derivatives takes place as soon as the contracts become contractually binding, i.e., when the rights and obligations arise. They are derecognized when the contractual rights and obligations lapse or are transferred.

Commodity price risk management
Financial instruments are used where appropriate to hedge the main industry risks associated with price volatility, such as the highly negative impact of low oil prices on cash flow, in accordance with an internal corporate guideline on the management of commodity risk.

OMV uses a portfolio model for **strategic risk management for commodities** to ensure that sufficient cash flow is available to finance the Group's growth and maintain its investment grade credit rating.

To protect the Group's cash flow from the adverse impact of falling oil prices, derivative instruments have been used to hedge the proceeds from 63,000 bbl/d in 2010. To achieve this goal, OMV entered into crude oil hedges (puts) securing an average price floor of USD 54.20/bbl. The puts were financed via call options in order to avoid initial investment (zero cost collar), whereby the Group would not be able to profit from oil prices above USD 75/bbl in 2010 for the volume stated above. The hedges are over-the-counter (OTC) contracts with first class banks.

For 2009, OMV entered into put spreads for 65,000 bbl/d to secure a price floor of USD 80/bbl as long as the oil price was above USD 65/bbl. When oil prices were below USD 65/bbl, the hedge paid out USD 15/bbl in addition to the realized market price. The put spreads were financed via call options in order to avoid initial investment (zero cost structure), whereby the Group would not have been able to profit from oil prices above approximately USD 110/bbl in 2009 for the above stated volume.

In R&M's **operational risk management**, limited use is made of derivative instruments for both earnings hedges on selected product sales and to reduce exposure to price risks on inventory fluctuations. Crude oil and product swaps are used to hedge the refining margin (crack spread) – the difference between crude oil prices and bulk product prices. Gains and losses on hedging transactions are included in costs of sales.

Exchange-traded oil futures as well as OTC contracts (contracts for difference and swaps) are used in supply and trading to hedge short-term purchase and sales market price risks. Gains and losses on hedging transactions are allocated to R&M, and are calculated using fair values.

In G&P, OTC swaps and options are used to hedge purchase and sales price risks. The aim is to hedge the price risk on inventory fluctuations and the differences in terms and conditions of purchases and sales.

Swaps do not involve an investment at the time the contracts are concluded; settlement normally takes place at the end of the quarter or month. The premiums on put options are payable when the contract is concluded; where options are exercised, payment of the difference between strike price and average market price for the period takes place at contract expiration.

Open commodity contracts as of December 31 were as follows:

Nominal and fair value of open contracts EUR 1,000

	2009 Nominal	2009 Fair value	2008 Nominal	2008 Fair value
Strategic risk management				
E&P				
Commodity options [1]	1,239,776	(160,173)	623,001	211,830
Operational risk management				
R&M				
Commodity futures	191,118	(5,885)	183,924	14,618
Commodity swaps	493,658	(2,491)	821,821	32,694
Commodity options	—	—	2,261	0
G&P				
Gas swaps	1,749,698	(6,508)	1,028,152	(164,980)
Gas options	72,367	7,200	41,597	5,678

[1] Commodity options used for strategic risk management in E&P are combined financial products composed of put and call options.

The fair values at balance sheet date were as follows:

Fair values EUR 1,000

	2009 Nominal	2009 Fair value assets	2009 Fair value liabilities	2008 Nominal	2008 Fair value assets	2008 Fair value liabilities
Cash flow hedges						
E&P options	1,158,108	—	(149,715)	507,985	171,618	—
R&M swaps	110,355	3,080	(1,841)	132,321	114,371	(95,841)
G&P swaps	1,673,412	115,917	(120,357)	923,005	242,801	(357,902)
G&P options	17,388	3,733	—	—	—	—
Fair value hedges						
G&P swaps	65,002	2,954	(4,863)	98,733	5,636	(55,976)
G&P options	54,980	3,467	—	41,597	5,678	—
Derivatives held for trading						
E&P options	81,668	—	(10,458)	115,016	40,212	—
R&M futures	191,118	176	(6,061)	183,924	14,618	—
R&M swaps	383,302	14,790	(18,520)	689,500	28,049	(13,885)
R&M options	—	—	—	2,261	0	—
G&P swaps	11,284	239	(398)	6,414	815	(354)

Cash flow hedging for commodities

Cash flow hedging for commodities [1]				EUR 1,000
	Period of expected cash flows for cash flow hedges	Direct equity adjustments from cash flow hedges	[thereof: Transfer from equity disclosed in income statement]	[thereof: Transfer from equity against original costs of acquisition]
2009				
E&P price risk hedge				
Brent options	2010	(261,228)	[(153,644)]	[–]
R&M price risk hedge				
Swaps fix to floating – Brent	2010	89,671	[82,192]	[–]
Swaps fix to floating – products	2010	(107,646)	[(104,583)]	[–]
G&P price risk hedge				
Swaps fix to floating – gas	until Q4/12	112,370	[78,217]	[1,750]
Gas options	until Q4/12	–	[–]	[–]
2008				
E&P price risk hedge				
Brent options	2009	203,529	[–]	[–]
R&M price risk hedge				
Swaps fix to floating – Brent	2009	(102,770)	[(44,213)]	[–]
Swaps fix to floating – products	2009	124,877	[66,077]	[–]
G&P price risk hedge				
Swaps fix to floating – gas	until Q4/11	(138,479)	[(23,719)]	[(1,750)]
Gas options	–	–	[–]	[–]

[1] From 2009 onwards, the details on cash flow hedging for commodities are presented including non-controlling interests in order to be comparable to the presentation in the statement of comprehensive income introduced by the amendments to IAS 1 (see Note 3 o). Prior year figures have been adjusted accordingly.

In R&M, crude oil and products are hedged separately, aiming at protecting future margins.

Crude is hedged by buying on a fixed and selling on a floating rate basis, and products are hedged by selling on a fixed and buying on a floating rate basis.

The hedging of future cash flows is accounted for as a cash flow hedge, and the effective part of the change in value of the derivative is taken directly to equity. When the hedged item (underlying transaction) affects profit and loss, the amounts previously taken to equity are released to profit and loss. The ineffective part of the cash flow hedges, amounting to a negative EUR 7,570 thousand (2008: positive EUR 13,396 thousand) was recognized in profit and loss.

Fair value hedges for commodities
For fair value hedges, both the changes in value of the underlyings and the countervailing changes in value of the hedges are recognized through profit or loss. The differences are measures of hedging ineffectiveness.

Fair value hedges for commodities		EUR 1,000
	2009	2008
Changes on underlyings	(50,537)	68,785
Changes on hedges	49,685	(69,594)

Sensitivity analysis
For open hedging contracts of the kinds discussed above, sensitivity analysis is performed to determine the effect of market price fluctuations (+/–10%) on market value. The sensitivity of OMV Group's overall earnings differs from the sensitivity shown below, since the contracts concluded are used to hedge operational exposures.

The effect of market price fluctuations on earnings or equity depends on the type of derivative used, and on whether hedge accounting is applied. Market price sensitivity for derivatives to which cash flow hedge accounting is applied is shown in the sensitivity table for equity. Sensitivity to market price fluctuations for all other open derivatives is shown in the sensitivity table for earnings.

The market value sensitivities of open derivatives are currently as follows:

Sensitivity analysis for open derivatives affecting profit from ordinary activities before taxes				EUR 1,000
		2009		2008
	Market price +10%	Market price (10)%	Market price +10%	Market price (10)%
Strategic risk management				
E&P				
Commodity options	10,708	3,278	(15,320)	12,323
Operational risk management				
R&M				
Commodity futures	(16,490)	16,490	(1,847)	1,847
Commodity swaps	(10,340)	10,340	(3,226)	3,226
Commodity options	—	—	—	—
G&P				
Gas swaps	8	(8)	8,252	(8,252)
Gas options	(248)	1,054	(412)	412

Sensitivity analysis for open derivatives affecting equity				EUR 1,000
		2009		2008
	Market price +10%	Market price (10)%	Market price +10%	Market price (10)%
Strategic risk management				
E&P				
Commodity options	(113,075)	79,605	–	–
Operational risk management				
R&M				
Commodity futures	–	–	–	–
Commodity swaps	699	(699)	(747)	747
Commodity options	–	–	–	–
G&P				
Gas swaps	1,519	(1,439)	1,594	(1,594)
Gas options	–	–	–	–

Foreign exchange risk management
OMV operates in many countries and currencies, therefore industry-specific activities and the corresponding exchange risks need to be analyzed precisely. The USD represents OMV's greatest risk exposure, in the form of movement of the USD against the EUR and the RON. Other currencies have only a limited impact on cash flow and EBIT.

The transaction risk on USD cash flows is monitored on an ongoing basis. The Group's long/short net position is reviewed at least annually and the sensitivity is calculated: OMV has a USD long position in E&P and a comparatively smaller USD short position in its R&M business. OMV has a netted USD long position as the USD position from operating business of the segments E&P and R&M are not fully offsetting. This analysis provides the basis for management of transaction risks on currencies.

OMV entered into USD hedges for an exposure of USD 1 bn for 2009, where OMV was only exposed to exchange rate movements within the range of EUR-USD 1.32 to 1.15 for the respective amount.

As of December 31, 2009, the value of transactions hedging foreign currency receivables and liabilities and of transactions used to manage liquidity was as follows:

Currency derivatives				EUR 1,000
		2009		2008
	Nominal	Fair value	Nominal	Fair value
Currency options [1]	–	–	735,791	54,131
Currency forwards	311,283	(1,006)	218,549	2,313
Currency swaps	80,127	(885)	13,183	(785)

[1] At December 31, 2008, options were combined financial products composed of put and call options.

Forwards and swaps shown under foreign exchange risk management are used exclusively to hedge foreign exchange rate risks on outstanding receivables and payables. The market value of these instruments will move in the opposite direction to the value of the underlying receivable or liability if the relevant foreign exchange rate changes. The currency options were used as hedging instruments for planned transactions in 2009.

Cash flow hedging for currency derivatives

Cash flow hedging for currency derivatives				EUR 1,000
	Period of expected cash flows for cash flow hedges	Direct equity adjustments from cash flow hedges	[thereof: Transfer from equity disclosed in income statement]	[thereof: Transfer from equity against original costs of acquisition]
2009				
Currency options	2009	(23,815)	[(27,621)]	[–]
Currency forwards	2009	(122)	[(18)]	[–]
2008				
Currency options	2009	23,815	[–]	[–]
Currency forwards	2009	122	[–]	[–]

The hedging of future USD cash flows is accounted for as a cash flow hedge, and the effective part of the change in value of the derivative is taken directly to equity. When the transaction affects profit and loss, the amounts previously taken to equity are released to profit and loss.

Translation risk is also monitored on an ongoing basis at Group level, and the risk position is evaluated. Translation risk arises on the consolidation of subsidiaries preparing their financial statements in currencies other than in EUR. The largest exposures result from changes in the value of the RON and the USD against the EUR. The long-term foreign exchange rate risk on investments in subsidiaries not preparing financial statements in EUR is calculated and appraised on a regular basis.

For financial instruments, sensitivity analysis is performed for changes in foreign exchange rates, and the sensitivity of the principal currency exposures is as follows: The main exposures as of December 31, 2009, were to the EUR-RON and EUR-USD exchange rates (December 31, 2008 additonally EUR-HUF). On Group level, the EUR-RON sensitivity not only includes the RON net exposure versus EUR but also the net RON exposure versus the USD, since the USD-RON exposure can be split into a EUR-RON and EUR-USD exposure.

Sensitivity analysis for financial instruments affecting profit from ordinary activities before taxes [1]				EUR 1,000
		2009		2008
	10% appreciation of the EUR	10% depreciation of the EUR	10% appreciation of the EUR	10% depreciation of the EUR
EUR-RON	(2,170)	2,170	14,875	(14,875)
EUR-USD	(11,120)	11,120	(30,477)	30,477

[1] Refers only to financial instruments and is not the same as the Group's overall foreign exchange rate sensitivity in terms of EBIT.

Sensitivity analysis for financial instruments affecting equity				EUR 1,000
		2009		2008
	10% appreciation of the EUR	10% depreciation of the EUR	10% appreciation of the EUR	10% depreciation of the EUR
EUR-HUF	–	–	(81,714)	81,714

Sensitivity analysis

For the USD option contracts for 2009 and for the currency forwards qualifying for hedge accounting a sensitivity analysis is performed to determine the effect of exchange rate fluctuations (+/-10%) on the fair value. The sensitivity of the fair values of open currency forwards and currency swaps is included in the sensitivity analysis for financial instruments, since they are exactly offsetting.

The USD-sensitivities of open derivatives are currently as follows:

Sensitivity analysis for open derivatives affecting profit from ordinary activities before taxes — **EUR 1,000**

	2009		2008	
	EUR +10%	EUR (10)%	EUR +10%	EUR (10)%
Currency options	–	–	12,177	(27,692)
Currency forwards	–	–	–	–
Currency swaps	–	–	–	–

Sensitivity analysis for open derivatives affecting equity — **EUR 1,000**

	2009		2008	
	EUR +10%	EUR (10)%	EUR +10%	EUR (10)%
Currency options	–	–	43,536	(23,815)
Currency forwards	–	–	12	(12)
Currency swaps	–	–	–	–

Interest rate management

To facilitate management of interest rate risk, OMV's liabilities are analyzed in terms of fixed and floating rate borrowings, currencies and maturities. Appropriate ratios for the various categories are established, and where necessary derivative instruments are used to hedge fluctuations outside predetermined ranges.

Interest rate swaps are used from time to time to convert fixed rate debt into floating rate debt, and vice versa. At balance sheet date, interest on EUR 100 mn and USD 50 mn is swapped from fixed to floating rates. The interest rate spread between the swap and the loan is accounted for as an adjustment to interest expense.

As of December 31, open positions were as follows:

Open positions — **EUR 1,000**

	2009		2008	
	Nominal	Fair value	Nominal	Fair value
Interest rate swaps	134,708	6,310	135,927	8,181

Interest rate swaps are used to hedge the fair value of bonds (fair value hedges) issued by OMV Group (see Note 21).

Interest sensitivities

The open interest swaps shown above have been used to convert fixed interest rates to floating to hedge the fair values of bonds issued, and are classified as a fair value hedge. The effect of an interest rate increase of 0.5 percentage points as of December 31, 2009 would have been a EUR 1.3 mn reduction in market value (2008: EUR 2.0 mn). The effect of an interest rate decrease of 0.5 percentage points as of December 31, 2009, would have been a EUR 1.3 mn increase in market value (2008: EUR 2.0 mn).

Petrom SA holds financial assets whose market value would be affected by changes in interest rates. The effect of an interest rate increase of 0.5 percentage points as of December 31, 2009, would have been a EUR 0.8 mn reduction in the market value of these financial assets (2008: EUR 1.0 mn). A 0.5 percentage points fall in the interest rate as of December 31, 2009, would have led to an increase in market value of EUR 0.8 mn (2008: EUR 1.0 mn).

OMV regularly analyzes of the impact of interest rate changes on interest income and expense from floating rate deposits and borrowings. Currently the effects of changes in interest rate are not considered constituting a material risk.

On the Group's floating rate net debt as of December 31, 2009, net interest expense would rise or fall by EUR 5.0 mn (December 31, 2008, EUR 6.8 mn) if interest rates rose or fell by 0.5 percentage points.

Credit risk management
The main counterparty credit risks are assessed and monitored at Group level and segment level using predetermined limits for specific countries, banks and business partners. On the basis of creditworthiness, customers are assigned maximum permitted exposures in terms of amounts and maturities. Creditworthiness assessments are reviewed at least annually or on an ad-hoc-basis. The procedures are governed by guidelines, both at OMV and at Petrom SA. The main counterparties in contracts involving financial instruments have investment grade credit ratings. In the interest of risk diversification, financial agreements are always spread between a number of different banks.

Credit risk versus financial counterparties in strategic risk management, foreign exchange rate risk management and interest rate risk management amounted to a maximum of EUR 752.7 mn as of December 31, 2009 (2008: EUR 1,033.3 mn). Credit risk versus financial counterparties in operational risk management in the R&M business amounted to a maximum of EUR 430.4 mn (2008: EUR 337.3 mn).

26 Result on financial instruments

Result on financial instruments — EUR 1,000

	2009	2008
Result on financial instruments at fair value through profit or loss	(4,267)	11,617
Result on available-for-sale financial instruments	(20,072)	76,868
Result on held-to-maturity financial instruments	—	—
Result on loans and receivables	4,873	62,973
Result on financial liabilities measured at amortized cost	(126,701)	(249,072)
Total	**(146,166)**	**(97,613)**

The result on financial instruments includes dividend income (excluding associated companies), interest income and expense, foreign exchange gains and losses, gains and losses on the disposal of financial assets, impairment losses and write-ups of financial assets, and fair value adjustments to financial instruments at fair value through profit or loss. Income or expenses on derivative instruments used to hedge operational risks and offset by corresponding expenses or income in costs of sales or sales revenues are not included in the result on financial instruments. The result on financial instruments at fair value through profit or loss consists exclusively of the result on held-for-trading financial instruments.

In the income statement, a negative result on financial instruments of EUR 29,748 thousand (2008: negative result of EUR 68,754 thousand) forms part of operating profit (EBIT) and a negative result of EUR 116,418 thousand (2008: negative result of EUR 28,859 thousand) forms part of the net financial result.

The result on available-for-sale financial instruments in 2009 includes an amount of EUR 37,041 thousand (2008: EUR 19,649 thousand) recycled from equity during the period under review and recognized as expense in the income statement. In addition to the result on available-for-sale financial instruments shown in the table above, a gain of EUR 585,881 thousand (2008: loss of EUR 1,321,361 thousand) was recognized directly in equity in 2009; this related mainly to investments in not-consolidated companies (see Note 16).

The result on available-for-sale financial instruments includes impairment losses of EUR 1,233 thousand (2008: EUR 3 thousand). The result on loans and receivables includes impairment losses of EUR 22,493 thousand (2008:

EUR 59,158 thousand). Write-ups of loans and receivables amount to EUR 9,910 thousand (2008: EUR 13,222 thousand).

27 LTI plan and stock option plan

Long Term Incentive (LTI) Plan 2009

In 2009, the stock option plan was replaced by the long term incentive plan for the Executive Board and selected senior executives in the Group. Participants must hold shares until the end of the holding period. At vesting date bonus shares will be granted to the participants. The number of bonus shares is determined depending on the achievement of defined performance targets. Disbursement is made in cash or shares.

Provision is made for the expected future costs of the long term incentive program at balance sheet date based on fair values. Fair values are determined using a model considering the expected target achievement and the expected share price. Expected dividends were incorporated into the measurement according to the company's mid-term planning. For new plans, the expense is spread over the three-year vesting period. As of December 31, 2009, the provision amounted to EUR 3,747 thousand (2008: EUR 0 thousand), and the net increase was EUR 3,747 thousand (2008: EUR 0 thousand).

Main conditions

	2009 plan
Start of plan	1.1.2009
End of performance period	31.12.2011
Vesting date	31.3.2012
End of holding period	31.3.2014
Qualifying own investment	
Executive Board Chairman	38,278 shares
Executive Board Deputy Chairman	28,469 shares
Executive Board Members	20,096 shares
Senior executives	5,742 shares [1]
Personal investment	
Executive Board members	
Auli	20,096 shares
Davies	20,096 shares
Langanger	20,096 shares
Roiss	28,469 shares
Ruttenstorfer	38,278 shares
Total – Executive Board	**127,035 shares**
Other senior executives	202,412 shares
Total personal investment	**329,447 shares**
Expected bonus shares	**268,023 shares**
Maximum bonus shares	**576,532 shares**
Fair value of plan (EUR 1,000)	**11,240**

[1] Or 12.5%, 25%, 50%, or 75% thereof.

Stock option plans 2004 - 2008

On the basis of resolutions of the relevant Annual General Meetings, OMV has implemented long-term performance oriented compensation plans for the Executive Board and selected senior executives in the Group from 2000 onwards. Eligible executives – provided they invested in OMV shares – are granted options entitling them to acquire OMV shares (or their monetary equivalents) on favorable terms if the stock price has risen by at least 15% (plan threshold share price).

In the explanations below, the number of options and the values have been adjusted for the 10-for-1 stock split on July 11, 2005.

At grant dates details of the plans were as follows:

Main conditions

	2008 plan	2007 plan	2006 plan	2005 plan	2004 plan
Start of plan	1.9.2008	1.9.2007	1.9.2006	1.9.2005	1.9.2004
End of plan	31.8.2015	31.8.2014	31.8.2013	31.8.2012	31.8.2011
Vesting period	2 years	2 years	2 years	2 years	2 years
Exercise price	EUR 47.550	EUR 47.850	EUR 45.190	EUR 34.700	EUR 16.368
Option entitlement per OMV share held	20	20	20	20	15
Qualifying own investment					
Executive Board	1,136 shares [1]	1,230 shares [1]	1,242 shares [1]	2,390 shares [1]	3,980 shares [1]
Senior executives	379 shares [1]	410 shares [1]	414 shares [1]	800 shares [1]	1,330 shares [1]
Options granted					
Executive Board members					
Auli [2]	22,720	24,600	8,280	–	19,950
Davies	22,720	24,600	24,840	47,800	59,700
Langanger	22,720	24,600	24,840	47,800	59,700
Roiss	22,720	24,600	24,840	47,800	59,700
Ruttenstorfer	22,720	24,600	24,840	47,800	59,700
Total – Executive Board	**113,600**	**123,000**	**107,640**	**191,200**	**258,750**
Other senior executives	428,280	440,760	360,220	532,000	484,350
Total options granted	**541,880**	**563,760**	**467,860**	**723,200**	**743,100**
Plan threshold share price	**EUR 54.680**	**EUR 55.030**	**EUR 51.970**	**EUR 39.910**	**EUR 18.823**

[1] Or 25%, 50%, or 75% thereof.
[2] Member of the Executive Board since January 1, 2007.

At balance sheet date, some of the options for the 2004 and 2005 plans were exercised and some of the options for the 2006 and 2007 plans forfeited (were returned). As of December 31, 2008, all options for the 2003 plan and some of the options for the 2004 and 2005 plans were exercised.

Participation in the stock option plans is subject also to the following terms and conditions:

1. Eligibility to participate in the stock option plans is conditional on investment by the participant, who must hold the shares at the start of the plan and for the entire period until exercise.
2. For all plans, the number of shares which participants are required to hold is calculated by dividing the maximum permitted investment by the average quoted price of the stock in the month of May in the year of issue. Options may also be exercised at levels of 25%, 50% or 75% of the maximum holding.
3. In the event of participants disposing of their underlying investments, the options are forfeited. The options are not transferable and expire if not exercised.

4. The exercise price is the average price for the period from May 20 to August 20.
5. Provided that the plan thresholds are attained, the options may be exercised in the exercise period for the 2004 plan during the 20 trading days after publication of the quarterly reports (exercise window). For the plans for 2005–2008 exercise windows are periods where exercise is not prohibited according to the following criteria. Options may not be exercised:
   - when the plan participant is party to insider information;
   - during the blackout period specified in the Issuers Compliance Regulation (six weeks before scheduled publication of the annual results, three weeks before publication of the quarterly results or any other restricted periods defined by compliance officers);
   - if the Executive Board forbids the exercise for a specific period.
6. Evidence of the participant's underlying investment must be furnished when exercising an option. The options may be exercised by purchasing the shares or by having the difference between the current market price and the exercise price paid out in cash or in the form of shares, provided always that the market price of OMV stock at the time of exercise exceeds the exercise price by at least 15%.

In 2009 and 2008 movements in options under the stock option plans were as follows:

Stock option plans

	2009		2008	
	Number of options	Weighted average exercise price EUR	Number of options	Weighted average exercise price EUR
Outstanding options as of January 1	**2,122,390**	**42.288**	**1,905,850**	**37.163**
Options granted	—	—	541,880	47.550
Options exercised	(18,180)	16.368	(325,340)	21.029
Options forfeited (returned)	(41,160)	46.780	—	—
Outstanding options as of December 31	**2,063,050**	**42.426**	**2,122,390**	**42.288**
Options exercisable at year end [1]	155,310	16.368	—	—

[1] The options for the plans 2005, 2006 and 2007 would have been exercisable at year end, if the share price had been above the respective plan threshold. The options for the plans 2004, 2005 and 2006 would have been exercisable at December 31, 2008, if the share price had been above the respective plan threshold.

During 2009, a total of 18,180 options granted under the 2004 plan were exercised. For all options, the options were exercised through the purchase of shares. The weighted average market price at the time of exercise in 2009 was EUR 28.908. 16,560 options from the 2006 plan and 24,600 options from the 2007 plan were returned by the participants. Considering the plan threshold, the intrinsic value of the options exercisable as of December 31, 2009 was EUR 2,226 thousand. (As of December 31, 2009 the share price was below the plan threshold for the 2005, 2006, 2007 and 2008 plans.)

During 2008, a total of 325,340 options granted under the 2003, 2004 and 2005 plans were exercised. The amount due in respect of all options was the difference between the current share price and the exercise price. For 42,000 options, the options were exercised through the purchase of shares. The weighted average market price at the time of exercise in 2008 was EUR 54.376. Considering the plan threshold, the intrinsic value of the options exercisable as of December 31, 2008 was EUR 0. (As of December 31, 2008 the share price was below the plan threshold for all plans.)

Exercise of options by plan participants was as follows:

Options exercised

	2009		2008	
	Options exercised	Weighted average exercise price EUR	Options exercised	Weighted average exercise price EUR
Executive Board members				
Auli	14,190	16.368	—	—
Davies	—	—	107,500	24.519
Langanger	—	—	42,000	10.404
Roiss	—	—	29,700	16.368
Ruttenstorfer	—	—	59,700	16.368
Total – Executive Board	**14,190**	**16.368**	**238,900**	**18.987**
Other senior executives	3,990	16.368	86,440	26.672
Total options exercised	**18,180**	**16.368**	**325,340**	**21.029**

Compensation expense from the exercise of options reflects the value of the options exercised at the date of exercise and amounted as follows:

Compensation expense EUR 1,000

	2009	2008
2003 plan	—	1,711
2004 plan	228	6,944
2005 plan	—	2,194
Total	**228**	**10,849**

Of this amount, EUR 181 thousand (2008: EUR 8,293 thousand) was attributable to Executive Board members and EUR 47 thousand (2008: EUR 2,556 thousand) to other senior executives.

As of December 31, 2009, **outstanding options** under the various plans were as follows:

Outstanding options

Plan	Exercise price EUR	Options outstanding	Remaining maturity in years	Options exercisable at year end [1]
2004	16.368	155,310	1.7	155,310
2005	34.700	375,400	2.7	—
2006	45.190	451,300	3.7	—
2007	47.850	539,160	4.7	—
2008	47.550	541,880	5.7	—
Total		**2,063,050**		**155,310**

[1] The options for the plans 2005, 2006 and 2007 would have been exercisable at year end, if the share price had been above the respective plan threshold.

The options are valued using the Black-Scholes model. The expected average volatility of the stock has been calculated on the basis of the volatility of the past five years. The possibility of earlier exercise is reflected in the risk-free interest rate selected, which is based on rates prevailing at balance sheet date.

The fair value as of December 31, 2009 is calculated on the basis of the options still outstanding, while the fair value as of the time of award is based on the total options granted. Assuming that the conditions for exercise are fulfilled during the exercise period, the fair value of the stock option plans is as follows:

Valuation as of December 31, 2009

	2008 plan	2007 plan	2006 plan	2005 plan	2004 plan
Market value of plan (EUR 1,000)	2,866	2,413	1,874	1,963	2,090
Calculation variables					
Market price of stock (EUR)	30.70	30.70	30.70	30.70	30.70
Risk-free rate of return	2.310%	1.721%	1.721%	1.132%	1.132%
Maturity of options (including vesting period)	5.7 years	4.7 years	3.7 years	2.7 years	1.7 years
Average dividend yield	3.8%	3.8%	3.8%	3.8%	3.8%
Share price volatility	40%	40%	40%	40%	40%

Provision is made for the expected future costs of options unexercised at balance sheet date based on fair values. For new plans, the expense is spread over the two-year vesting period. As of December 31, 2009, the provision amounted to EUR 10,251 thousand (2008: EUR 8,836 thousand), and the net increase was EUR 1,414 thousand (2008: net decrease EUR 26,140 thousand).

Segment reporting

28 Business operations and key markets

For business management purposes OMV Group is divided into three operating segments: Exploration and Production (E&P), Refining and Marketing including petrochemicals (R&M) and Gas and Power (G&P), as well as the segment Corporate and Other (Co&O). Each segment represents a strategic unit with different products and markets. Each business segment is managed independently. Strategic business decisions are made by the Executive Board of OMV.

E&P engages in the business of oil and gas exploration, development and production and focuses on the six core regions Central and Eastern Europe, Northwestern Europe, North Africa, Middle East, Australia / New Zealand and Russia / Caspian Region. The produced oil and gas is primarily sold within the OMV Group.

R&M operates the refineries Schwechat (Austria), Burghausen (Germany),as well as Arpechim and Petrobrazi (Romania) and holds an at equity consolidated 45% share in the Bayernoil refinery complex (Germany). In these refineries, oil and gas is processed into petroleum products, which are sold to commercial and private customers. Distribution is partially effected via an own operated filling station network in Central and Southeastern Europe. Furthermore, OMV holds an at equity consolidated share of 41.58% in Petrol Ofisi A.S., which operates a filling station network in Turkey.

The **G&P** segment engages in gas transit through and transport within Austria, as well as in gas storage, marketing and trading. OMV is the sole operator of long-distance gas transmission pipelines in Austria. The power business extends the gas value chain into gas fired power plants.

Group management, financing and insurance activities and certain service functions are concentrated in the **Co&O** segment.

The key measure of operating performance for the Group is earnings before interest and taxes (EBIT) according to IFRS. Total assets include intangible assets as well as property, plant and equipment. Sales to external customers are split up by geographical areas on the basis of where the delivery of goods or services is effective. Accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Intra-group sales and cost allocations by the parent company are determined in accordance with internal OMV policies; management is of the opinion that the transfer prices of goods and services exchanged between segments correspond to market prices. Business transactions not attributable to operating segments are included in the results of the Co&O segment.

29 Segment reporting

Segment reporting EUR mn

	E&P	R&M	G&P	Co&O	**Total**	Consolidation	**Consolidated total**
2009							
Sales [1]	3,797.24	13,900.41	3,273.03	348.57	**21,319.24**	(3,401.98)	**17,917.27**
Intra-group sales	(2,965.13)	(25.60)	(67.89)	(343.35)	**(3,401.98)**	3,401.98	**—**
External sales	832.11	13,874.80	3,205.14	5.21	**17,917.27**	—	**17,917.27**
Total assets [2]	6,818.90	4,213.41	889.46	261.02	**12,182.80**	—	**12,182.80**
Investments in PPE/IA	1,489.27	346.29	241.37	126.47	**2,203.40**	—	**2,203.40**
Depreciation and amortization	633.71	360.16	26.56	48.49	**1,068.91**	—	**1,068.91**
Impairment losses	166.32	86.08	1.68	0.86	**254.94**	—	**254.94**
2008							
Sales [1]	5,089.10	20,883.36	3,798.34	367.55	**30,138.35**	(4,595.75)	**25,542.60**
Intra-group sales	(4,065.95)	(46.10)	(123.24)	(360.46)	**(4,595.75)**	4,595.75	**—**
External sales	1,023.15	20,837.26	3,675.10	7.09	**25,542.60**	—	**25,542.60**
Total assets [2]	6,219.23	4,383.63	438.87	187.21	**11,228.95**	—	**11,228.95**
Investments in PPE/IA	2,632.96	834.35	149.52	82.36	**3,699.19**	—	**3,699.19**
Depreciation and amortization	490.60	356.18	24.78	43.78	**915.34**	—	**915.34**
Impairment losses	162.43	201.97	11.63	1.51	**377.54**	—	**377.54**

[1] Including intra-group sales.
[2] Intangible assets (IA), property, plant and equipment (PPE).

Segment and Group profit EUR mn

	2009	2008
EBIT E&P [1]	1,449.97	2,273.67
EBIT R&M	(142.77)	(105.47)
EBIT G&P	235.05	244.64
EBIT Co&O	(91.06)	(110.51)
EBIT Segment total	**1,451.19**	**2,302.33**
Consolidation: Elimination of intercompany profits	(41.31)	37.34
OMV Group EBIT	**1,409.88**	**2,339.66**
Net financial result	(228.05)	(30.58)
OMV Group profit from ordinary activities	**1,181.83**	**2,309.08**

[1] Excluding intersegmental profit elimination.

Information on geographical areas EUR mn

	Austria	Germany	Romania	Rest of CEE	Rest of Europe	Rest of world [3]	Total
2009							
External sales	6,101.03	3,621.95	3,087.52	2,753.42	974.77	1,378.58	**17,917.27**
Total assets [1]	2,878.44	1,020.53	4,713.11	943.93	564.99	2,061.79	**12,182.80**
2008							
External sales [2]	8,179.14	5,463.05	4,415.54	4,331.20	1,322.64	1,831.03	**25,542.60**
Total assets [1]	2,690.11	1,026.31	4,491.61	1,000.02	295.56	1,725.34	**11,228.95**

[1] Intangible assets (IA), property, plant and equipment (PPE).
[2] Prior year figures have been adjusted.
[3] Rest of world: Principally Australia, Kazakhstan, Libya, New Zealand, Pakistan, Tunisia, Yemen.

30 Average number of employees

Average number of employees [1]

	2009	2008
OMV Group excluding Petrom group	5,718	5,639
Petrom group	31,767	35,605
Total Group	**37,485**	**41,243**

[1] Calculated as the average of the month's end number of employees during 2009.

31 Expenses group auditor

Expenses for services rendered by the group auditor (including the network in terms of § 271b UGB), comprise the following:

Expenses for services rendered by the group auditor (including the network) — **EUR 1,000**

	2009	2008
Audit of group accounts and year-end-audit [1]	2,504	2,990
Other assurance services	1,319	507
Tax advisory services	32	55
Other services	620	762
Total	**4,476**	**4,313**

[1] Including changes of prior years.

In 2009, the following expenses have been recorded for the group auditor, Deloitte Audit Wirtschaftsprüfungs GmbH: for the year-end audit EUR 644 thousand (2008: EUR 663 thousand), for other assurance services EUR 1,187 thousand (2008: EUR 357 thousand), for tax advisory services EUR 20 thousand (2008: EUR 7 thousand) and for other services EUR 111 thousand (2008: EUR 207 thousand).

32 Related parties

Under IAS 24, details of relationships with related parties and related enterprises not included in consolidation must be disclosed. Enterprises and individuals are considered to be related if one party is able to control or exercise significant influence over the business of the other.

In 2009, there were arm's-length supplies of goods and services between the Group and the following companies included at equity: Borealis AG and Petrol Ofisi A.S..

Related enterprises — **EUR 1,000**

		2009		2008
	Sales	Receivables	Sales	Receivables
Borealis AG	986,555	102,320	1,488,600	125,242
Oberösterreichische Ferngas AG [1]	—	—	2,437	—
Petrol Ofisi A.S.	4	—	3,185	—
Total	**986,559**	**102,320**	**1,494,222**	**125,242**

[1] Until the reorganization transactions as of the end of June 2008.

At balance sheet date there were trade payables to Bayernoil Raffineriegesellschaft mbH of EUR 62,249 thousand (2008: EUR 59,119 thousand).

At balance sheet date the following loans were outstanding: EUR 298,800 thousand (2008: EUR 294,750 thousand) to Bayernoil Raffineriegesellschaft mbH, EUR 36,093 thousand

(2008: EUR 35,975 thousand) to IOB Holding A/S and EUR 47,491 thousand (2008: EUR 0 thousand) to Pearl Petroleum Company Limited.

Total **remuneration received** (excluding stock option plans) by the Executive Board was made up as follows:

Remuneration received by the Executive Board — EUR 1,000

2009	Auli	Davies	Langanger	Roiss	Ruttenstorfer	Total
Fixed remuneration for 2009	574	648	583	681	779	**3,265**
Variable remuneration (for 2008)	825	931	931	1,081	1,232	**5,001**
Pension fund contributions	126	245	455	341	574	**1,739**
Benefits in kind (company car, accident insurance) and reimbursed expenses	8	10	9	9	9	**45**
Total	**1,533**	**1,835**	**1,978**	**2,112**	**2,593**	**10,051**
2008						
Fixed remuneration for 2008	452	572	507	593	679	**2,803**
Variable remuneration (for 2007)	625	1,044	1,044	1,203	1,362	**5,277**
Pension fund contributions	96	222	338	270	444	**1,371**
Benefits in kind (company car, accident insurance) and reimbursed expenses	8	9	8	8	8	**42**
Total	**1,181**	**1,848**	**1,897**	**2,073**	**2,494**	**9,493**

Details of stock option plans are shown in Note 27.

The members of the Executive Board and the members of the Supervisory Board are covered by directors and officers liability insurance (D&O) and legal costs insurance. A large number of other OMV employees also benefit from these two forms of insurance, and the insurers levy lump-sum premiums, which are not specifically attributed to the Board members.

Compensation of former members of the Executive Board and their surviving dependants amounted to EUR 1,109 thousand (2008: EUR 1,071 thousand).

In 2009, the total remuneration (excluding stock option plans) of 38 top executives (excluding the Executive Board; 2008: 39) amounted to EUR 16,366 thousand (2008: EUR 13,485 thousand), of which basic remuneration, such as salaries, accrued vacations and bonuses was EUR 13,672 thousand (2008: EUR 11,134 thousand) and EUR 1,118 thousand (2008: EUR 1,027 thousand) were expenses for pension fund contributions. The expenses for severance benefits were EUR 1,547 thousand (2008: EUR 1,264 thousand), and other long-term benefits amounted to EUR 29 thousand (2008: EUR 60 thousand). See Note 27 for details of stock option plans.

In 2009, remuneration expenses for the Supervisory Board amounted to EUR 386 thousand (2008: EUR 383 thousand).

Raiffeisen Zentralbank Österreich AG is one of the enterprises in which a member of the Supervisory Board has a material financial interest (section 95 (5) (12) Austrian Companies Act (AktienG)); the bank is one of OMV Group's most important banking partners, but not leading in terms of volume of business.

33 Direct and indirect investments of OMV Aktiengesellschaft

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20% as of December 31, 2009

	Parent company	Equity interest in %	Type of consolidation [1]
Exploration and Production			
"Artamira" LLC, Saratov	RING	100.00	C
"Chalykneft" OJSC, Saratov	RING	100.00	C
"KARneft" OJSC, Saratov	RING	100.00	C
KOM MUNAI LLP, Aktau	PETROM	95.00	C
Korned LLP, Algabas	PETROM	100.00	C
"Management Company 'CorSarNeft' " LLC, Moscow	RING	100.00	C
"Neftepoisk" LLC, Saratov	RING	100.00	C
"Oil Company 'RENATA' " LLC, Usinsk	RING	100.00	C
OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna	OMVEP	100.00	NC
OMV AUSTRALIA PTY LTD, Sydney	OMV AG	100.00	C
OMV Austria Exploration & Production GmbH, Vienna (OEPA)	OMVEP	100.00	C
OMV (BAYERN) Exploration GmbH, Vienna	OEPA	100.00	C
OMV Bina Bawi GmbH, Vienna	PETEX	100.00	NC
OMV (EGYPT) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (EGYPT) Oil & Gas Exploration GmbH, Vienna	OMVEP	100.00	NC
OMV (E&P) Upstream GmbH, Vienna	OMVEP	100.00	NC
OMV Exploration & Production GmbH, Vienna (OMVEP)	OMV AG	100.00	C
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMVEP	100.00	C
OMV (FAROE ISLANDS) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV Global Oil & Gas GmbH, Vienna	OMVEP	100.00	NC
OMV (IRAN) onshore Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (IRELAND) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (IRELAND) Killala Exploration GmbH, Vienna	OMVEP	100.00	NC
OMV New Zealand Limited, Wellington (NZEA)	OMVEP	100.00	C
OMV (NORGE) AS, Stavanger	OMVEP	100.00	C
OMV OF LIBYA LIMITED, Douglas	OMVEP	100.00	C
OMV Oil and Gas Exploration GmbH, Vienna	OMVEP	100.00	C
OMV Oil Exploration GmbH, Vienna	OMVEP	100.00	C
OMV Oil Production GmbH, Vienna	OMVEP	100.00	C
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMVEP	100.00	C
OMV Petroleum Exploration GmbH, Vienna (PETEX)	OMVEP	100.00	C
OMV Proterra GmbH, Vienna	OEPA	100.00	NC
OMV Rovi GmbH, Vienna	PETEX	100.00	NC
OMV Sarta GmbH, Vienna	PETEX	100.00	NC
OMV (SLOVAKIA) Exploration GmbH, Vienna	OEPA	100.00	C
OMV (Tunesien) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (Tunesien) Production GmbH, Vienna (OTNPR)	OMVEP	100.00	C
OMV (TUNESIEN) Sidi Mansour GmbH, Vienna	OMVEP	100.00	C
OMV (U.K.) Limited, London	OMVEP	100.00	C
OMV Upstream International GmbH, Vienna (OUPI)	OMVEP	100.00	C
OMV (YEMEN) Al Mabar Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (Yemen Block S2) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (YEMEN) South Sanau Exploration GmbH, Vienna	OMVEP	100.00	NC
Pearl Petroleum Company Limited, Road Town [2]	OUPI	10.00	AE

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20% as of December 31, 2009 (cont.)

	Parent company	Equity interest in %	Type of consolidation[1]
PEI Venezuela Gesellschaft mit beschränkter Haftung, Düsseldorf	OMVEP	100.00	C
Petroleum Infrastructure Limited, Wellington	NZEA	100.00	C
PETROM EXPLORATION & PRODUCTION LIMITED, Douglas	PETROM	50.00	NC
Preussag Energie International GmbH, Burghausen	OMVEP	100.00	C
RING OIL HOLDING & TRADING LTD, Nicosia (RING)	PETROM	74.90	C
"Saratovneftedobycha" CJSC, Saratov	RING	100.00	C
Société de Recherches et d'Exploitation des Pétroles en Tunisie, Tunis	OTNPR	50.00	NAE
TASBULAT OIL CORPORATION LLP, Aktau	PETROM	100.00	C
Thyna Petroleum Services S.A., Sfax	OTNPR	50.00	NAE
Refining and Marketing including petrochemicals			
Abu Dhabi Petroleum Investments LLC, Abu Dhabi	OMVRM	25.00	NAE
Adria-Wien Pipeline GmbH, Klagenfurt	OMVRM	76.00	C
Aircraft Refuelling Company GmbH, Vienna	OMVRM	33.33	NAE
Autobahn - Betriebe Gesellschaft m.b.H., Vienna	OMVRM	47.19	NAE
Avanti d.o.o., Zagreb	OHRVAT	30.00	NAE
AVIATION PETROLEUM SRL, Bucharest	PETAV	100.00	C
BAYERNOIL Raffineriegesellschaft mbH, Vohburg	OMVD	45.00	AE
Borealis AG, Vienna	OMVRM	32.67	
	OMV AG	3.33	AE
BRAZI OIL & ANGHELESCU PROD COM SRL, Brazi	PETROM	37.70	NAE
BSP Bratislava-Schwechat Pipeline GmbH, Vienna	OMVRM	26.00	NAE
Deutsche Transalpine Oelleitung GmbH, Munich	OMVD	25.00	AE
DUNATÁR Köolajtermék Tároló és Kereskedelmi Kft., Budapest	OHUN	48.28	NAE
EPS Ethylen-Pipeline-Süd GmbH & Co KG, Munich	OMVD	21.95	AE
Erdöl-Lagergesellschaft m.b.H., Lannach	OMVRM	55.60	AE[1]
FONTEGAS PECO MEHEDINTI SA, Simian	PETROM	37.40	NAE
FRANCIZA PETROM 2001 SA, Piteşti	PETROM	40.00	NAE
GENOL Gesellschaft m.b.H., Vienna	OMVRM	29.00	NAE
GENOL Gesellschaft m.b.H. & Co, Vienna	OMVRM	29.00	AE
Heating Innovations Austria GmbH, Vienna	OMVRM	50.00	AE
ICS PETROM MOLDOVA SA, Chisinau	PETROM	100.00	C
M.P. PETROLEUM DISTRIBUTIE SRL, Bucharest	PETROM	95.00	
	ROMAN	5.00	C
OMV BH d.o.o., Sarajevo	VIVTS	100.00	C
OMV BULGARIA OOD, Sofia	PETROM	99.90	
	OMVRM	0.10	C
OMV Česká republika, s.r.o., Prague	VIVTS	100.00	C
OMV Deutschland GmbH, Burghausen (OMVD)	OMVRM	90.00	
	OMV AG	10.00	C
OMV Hrvatska d.o.o., Zagreb (OHRVAT)	VIVTS	100.00	C
OMV Hungária Ásványolaj Korlátolt Felelösségü Társaság, Budapest (OHUN)	VIVTS	100.00	C
OMV - International Services Ges.m.b.H., Vienna	OMVRM	100.00	C
OMV Italia S.r.l., Bolzano	OMVRM	100.00	C
OMV Refining & Marketing GmbH, Vienna (OMVRM)	OMV AG	100.00	C

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20% as of December 31, 2009 (cont.)

	Parent company	Equity interest in %	Type of consolidation [1]
OMV ROMANIA MINERALOEL SRL, Bucharest (ROMAN)	PETROM	99.90	
	OMVRM	0.10	C
OMV SLOVENIJA trgovina z nafto in naftnimi derivati, d.o.o., Koper	VIVTS	92.25	C
OMV Slovensko s.r.o., Bratislava	VIVTS	100.00	C
OMV SRBIJA d.o.o., Belgrade	PETROM	99.90	
	OMVRM	0.10	C
OMV Supply & Trading AG, Zug	OMVRM	100.00	C
OMV TRADING SERVICES LIMITED, London	OMVRM	100.00	NC
OMV-VIVA Kereskedelmi és Szolgáltató Korlátolt Felelösségü Társaság, Budapest	OHUN	96.67	NC
OMV Wärme VertriebsgmbH, Vienna	OMVRM	100.00	C
PETROCHEMICALS ARGES SRL, Piteşti	PETROM	95.00	NC
Petrol Ofisi A.S., Istanbul	OMV AG	41.58	AE
PETROM AVIATION SA, Otopeni	PETROM	95.63	C
PETROM LPG SA, Bucharest	PETROM	99.99	C
PETROM NADLAC SRL, Nadlac	PETROM	98.51	NC
POLIFLEX SRL, Ploiesti	PETROM	96.84	NC
Routex B.V., Amsterdam	OMVRM	20.00	NAE
SIOT Società Italiana per l'Oleodotto Transalpino S.p.A., Trieste	OMVRM	25.00	AE
SuperShop Marketing GmbH, Budapest	OHUN	50.00	NAE
TGN Tankdienst-Gesellschaft Nürnberg GbR, Nuremberg	OMVD	33.33	NAE
Transalpine Ölleitung in Österreich Gesellschaft m.b.H., Matrei in Osttirol	OMVRM	25.00	AE
TRANS GAS SERVICES SRL, Bucharest	PETROM	80.00	NC
VIVA International Marketing- und Handels-GmbH, Vienna (VIVTS)	OMVRM	100.00	C
Gas and Power			
ADRIA LNG d.o.o., Zagreb	OGI	32.47	NAE
ADRIA LNG STUDY COMPANY LIMITED, Valletta	OGI	28.37	NAE
AGCS Gas Clearing and Settlement AG, Vienna	OGG	23.13	NAE
AGGM Austrian Gas Grid Management AG, Vienna	OGG	100.00	C
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OGG	51.00	C
Borasco Elektrik Toptan Satiş A.S., Istanbul	BORASC	99.60	NC
Borasco Elektrik Üretim Sanayi ve Ticaret A.S., Istanbul (BORASC)	OPI	99.96	
	OMV AG	0.01	
	OGI	0.01	
	GASTR	0.01	
	SNO	0.01	C
Caspian Energy Company Limited, London	OGI	50.00	NAE
Central European Gas Hub AG, Vienna	OGI	100.00	C
CONGAZ SA, Constanța	PETROM	28.59	AE
DC Hidro Enerji Üretim A.S., Istanbul	OPI	70.00	NAE
EconGas Deutschland GmbH, Regensburg	ECOGAS	100.00	C
EconGas GmbH, Vienna (ECOGAS)	OGI	50.00	
	EGBV	14.25	C
EconGas Hungária Földgázkereskedelmi Kft., Budapest	ECOGAS	100.00	C
EconGas Italia S.r.l, Milan	ECOGAS	100.00	C
EGBV Beteiligungsverwaltung GmbH, Linz (EGBV)	OGI	65.00	C

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20% as of December 31, 2009 (cont.)

	Parent company	Equity interest in %	Type of consolidation [1]
Enerco Enerji Sanayi Ve Ticaret A.S., Istanbul	OGI	40.00	AE
Freya Pipeline GmbH & Co. KG, Bonn	OGI	40.00	AE
OMV Gas Adria d.o.o., Zagreb	OGI	100.00	NC
OMV Gas Germany GmbH, Düsseldorf	OGG	100.00	C
OMV Gas GmbH, Vienna (OGG)	OGI	99.99	
	OMV AG	0.01	C
OMV Gas & Power GmbH, Vienna (OGI)	OMV AG	100.00	C
OMV Gas Storage Germany GmbH, Cologne	OGI	100.00	C
OMV Gaz Ve Enerji Limited Şirketi, Istanbul (GASTR)	OGI	99.00	
	OPI	1.00	C
OMV Kraftwerk Haiming GmbH, Haiming	OPI	100.00	C
OMV Power International GmbH, Vienna (OPI)	OGI	100.00	C
PETROM DISTRIBUTIE GAZE SRL, Bucharest	PETROM	99.99	C
PETROM GAS SRL, Bucharest	PETROM	100.00	C
Corporate and Other			
Amical Insurance Limited, Douglas (AMIC)	OMV AG	100.00	C
ASOCIATIA ROMANA PENTRU RELATIA CU INVESTITORII, Bucharest	PETROM	20.00	NAE
Diramic Insurance Limited, Gibraltar	AMIC	100.00	C
Kompetenz- und Informationszentrum für Humanvermögen und interdisziplinäre Arbeits- und Unternehmensforschung GmbH, Klosterneuburg	SNO	24.44	NAE
OMV Clearing und Treasury GmbH, Vienna (OCTS)	SNO	100.00	C
OMV ENERJİ HOLDİNG ANONİM ŞİRKETİ, Istanbul	OMV	99.96	
	OCTS	0.01	
	OGI	0.01	
	OMVEP	0.01	
	OMVRM	0.01	NC
OMV FINANCE LIMITED, Douglas	OMV AG	100.00	C
OMV Future Energy Fund GmbH, Vienna	OMV AG	100.00	C
OMV Insurance Broker GmbH, Vienna	OMV AG	100.00	C
OMV Solutions GmbH, Vienna (SNO)	OMV AG	100.00	C
PETROMED SOLUTIONS SRL, Bucharest	PETROM	99.99	NC
students4excellence GmbH, Vienna	OMV AG	20.00	NAE
VA OMV Personalholding GmbH, Linz	SNO	50.00	NAE
Petrom			
PETROM SA, Bucharest (PETROM) [3]	OMV AG	51.01	C

[1] Type of consolidation:
C Consolidated subsidiary.
AE Associated company, accounted for at equity.
AE [1] Despite majority interest not consolidated due to absence of control.
NC Not-consolidated subsidiary; shell or distribution companies of relative insignificance individually and collectively to the consolidated financial statements.
NAE Other investment recognized at cost; associated companies of relatively little importance to the assets and earnings of the consolidated financial statements.
[2] Associated companies that are accounted for at equity are included in this list even if the interest of OMV in them is below 20%.
[3] Petrom is assigned to the relevant segments in the segment reporting.

Most of the subsidiaries which are not consolidated either have low business volumes or are distribution companies; the total sales, net income/losses and equity of such companies represent less than 2% of the Group totals.

Material joint ventures [1] of OMV Group oil and gas production

Country	Field name	License/block	Participation in %
Libya	C103	Area 90/106	3.00
Libya	El Shararah	NC115	3.90
Libya	Nafoora Augila	Area 91	2.50
Libya	NC186	NC186	2.88
Libya	Shatirah	NC163	17.85
Libya	74/29	Area 70/71/87/103/104/119	3.00
New Zealand	Maari	PMP 38160	69.00
New Zealand	Maui	PML 381012	10.00
New Zealand	Pohokura	PMP 38154	26.00
Pakistan	Miano		17.68
Pakistan	Sawan		19.74
Tunisia	Ashtart		50.00
Tunisia	Cercina		49.00
Tunisia	El Hajeb/Guebiba		49.00
Tunisia	Gremda/El Ain		49.00
Tunisia	Rhemoura		49.00
UK	Beryl	9/13a	5.00
UK	Beryl	9/13a,b,c	5.00
UK	Boa	9/15a	13.62
UK	Buckland	9/18a	3.17
UK	Howe	22/12a North	20.00
UK	Jade	30/2c	5.57
UK	Maclure	9/19	1.67
UK	Ness & Ness South	9/13a, 9/13b	5.00
UK	Nevis Central	9/13a	5.00
UK	Nevis South	9/13a, 9/12a	3.25
UK	Schiehallion	204/25a	5.88
UK	Skene	9/19	3.49
Yemen	Al Uqlah	BlockS2	44.00

[1] Exploration and not yet producing joint ventures are not included in this table.

OMV's capital obligations of Exploration and Production joint ventures

Country	Field name	License/block	Participation in %	Liability 2010 in USD	Liability 2011-2013 in USD	Liability after 2013 in USD
Australia		EP-409	50.00	20,000	75,000	20,000
Australia		WA-290-P	40.00	30,000	–	–
Australia		WA-362-P	30.00	2,760,000	–	–
Australia		WA-363-P	30.00	7,240,000	20,000,000	–
Australia		WA-386-P	30.00	30,000	–	–
Australia		WA-387-P	30.00	50,000	–	–
Ireland		3/05	50.00	10,000,000	–	–
Libya	C102	Area 91	25.00	–	4,250,000	–
Libya	C103 (Exploration)	Area 90/106	25.00	–	5,000,000	–
Libya	C103 (Production)	Area 90/106	3.00	11,500,000	–	–
Libya	El Shararah (Exploration)	NC115	30.00	–	21,240,000	–
Libya	El Shararah (Production)	NC115	3.90	11,250,000	–	–
Libya	Nafoora Augila	Area 91	2.50	35,000,000	–	–
Libya	NC186 (Exploration)	NC186	24.00	–	7,776,000	–
Libya	NC186 (Production)	NC186	2.88	51,000,000	–	–
Libya	NC74/29/C103		25.00	–	5,500,000	–
Libya	74/29 (Exploration)	Area 70/71/87/103/104/119	25.00	–	31,250,000	–
Libya	74/29 (Production)	Area 70/71/87/103/104/119	3.00	3,500,000	–	–
New Zealand	Kora	PEP 38485	33.34	135,007	135,007	–
New Zealand	Maari	PMP 38160	69.00	1,746	1,746	–
New Zealand	Manaia	PMP 38413	69.00	2,898,247	–	–
New Zealand	Maui	PML 381012	10.00	5,812	5,812	–
New Zealand	Maui Ruru protection	PEP 381203	10.00	135,007	–	–
New Zealand	Okoki	PEP 38459	26.00	135,007	135,007	–
New Zealand	Pohokura	PMP 38154	26.00	3,000	3,000	–
New Zealand	Western Platform	PEP 38401	21.25	2,970,163	135,007	–
New Zealand	Western Platform	PEP 38481	31.25	135,007	135,007	–
New Zealand		PEP 50119	36.00	1,125,062	652,536	–
New Zealand		PEP 50120	36.00	1,125,062	652,536	–
New Zealand		PEP 50121	36.00	1,125,062	652,536	–
Norway	Barents Sea	PL 529	20.00	–	11,000,000	–
Norway	Barents Sea	PL 537	40.00	–	41,000,000	–
Norway	North Sea	PL 301CS	30.00	–	36,000,000	–
Norway	North Sea	PL 419	30.00	16,000,000	–	–
Norway	Norwegian Sea	PL 471	50.00	–	43,000,000	–
Pakistan	Barkhan		15.00	1,086,000	1,194,000	–
Pakistan	Gambat		35.00	1,105,200	–	–
Pakistan	Hanna		20.00	997,000	–	–
Pakistan	Harnai		20.00	1,608,000	–	–
Pakistan	Kalat		30.00	316,000	59,000	–
Pakistan	Latif		33.40	1,002,000	–	–
Pakistan	Sawan		19.74	3,439,552	–	–

OMV's capital obligations of Exploration and Production joint ventures (cont.)

Country	Field name	License/block	Participation in %	Liability 2010 in USD	Liability 2011-2013 in USD	Liability after 2013 in USD
Slovakia	Husky1		50.00	15,217,803	–	–
Tunisia	Jenein Sud		100.00	8,500,000	–	–
Tunisia	Sidi Mansour		100.00	3,000,000	2,000,000	2,000,000
UK	Bardolino	22/13a	38.00	15,545,000	–	–
UK	Beryl	9/13a	5.00	3,481,000	–	–
UK	Schiehallion	204/25a	5.88	389,000	–	–
UK	West of Shetland	213/22,23,28	20.00	7,000,000	–	–
UK	West of Shetland	217/10,14,15	20.00	10,000,000	–	–
Yemen	Al Mabar	Block 2	87.50	–	8,000,000	–
Yemen	Al Uqlah	Block S2	44.00	72,092,370	38,818,968	–
Yemen	South Sanau	Block 29	43.75	437,500	6,125,000	–

Exploration and Production joint ventures
Summarized balance sheet and income statement information for companies consisting predominantly of joint ventures:

Summary information for joint ventures included in consolidation EUR 1,000

	2009	2008
Current assets	555,544	651,161
Non-current assets	2,222,335	1,888,417
Current liabilities	834,768	727,441
Non-current liabilities	1,047,861	1,029,901
Net sales	1,202,952	1,728,285
Earnings before interest and taxes (EBIT)	532,339	1,046,801
Net income for the year	183,087	509,829

Oil and gas reserve estimation and disclosures (unaudited)

34 Oil and Gas Reserve Estimation and Disclosures (unaudited)

The following tables provide supplementary information in respect of the Group's oil and gas activities. In the absence of detailed disclosure rules in this area under IFRS, the Group has elected to voluntarily disclose the data that would have been required under the ASC 932 as if it was reporting under US GAAP, except for the regional definition of Petrom which is in line with internal management reporting requirements. In 2009, the previously applied SFAS 19 and SFAS 69 were transferred into ASC 932, which became the source of authoritative generally accepted accounting principles. ASC 932 was modified in order to be in line with the requirements of the Securities and Exchange Commission's (SEC) final rule "Modernization of Oil and Gas Reporting" (the Final Rule). The adoptions contained among others changes in the definition and estimation of reserve quantities and rules for disclosing equity method investments (see Note 33). The effects of the changes on the proved reserves and on the result of the period were not significant (see Note 3 o). Standardized measures of discounted future net cahs flows are strongly impacted by the use of an average price for the period 2009, instead of the more volatile period end price used for 2008 and 2007. For 2009 the average price was 22% below the period end price 2009, and 65% above year end price 2008.

To the extent that information refers to financial statements data, the information is based on the primary financial statements (IFRS financial statements).

During 2009, OMV acquired a 10% interest in Pearl Petroleum Limited, which is accounted for as an equity method investment. Due to the early stage of the investment the new full comprehensive disclosure requirements of ASC 932 are not presented for the time being.

The individual countries are summarized in areas; these areas include the following countries:

Petrom:	Romania, Kazakhstan, Russia
Rest of Europe:	Albania, Bulgaria, Faroe Islands, Germany, Ireland, Norway, Slovakia (since 2008), United Kingdom
North Africa:	Libya, Tunisia, Egypt (since 2008)
Middle East:	Iran, Kurdistan Region of Iraq, Pakistan, Yemen
Oceania:	Australia, New Zealand
South America:	Venezuela

As OMV holds 51% of Petrom, it is fully consolidated; figures for Petrom therefore include 100% of Petrom assets and results.

a) Capitalized costs

Capitalized costs represent the sum of capitalized oil and gas assets, including other intangible assets and property, plant and equipment such as land, plant and machinery, concessions, licenses and rights.

Capitalized costs — EUR 1,000

	2009	2008	2007
Unproved oil and gas properties [1]	868,212	847,951	479,981
Proved oil and gas properties [2]	9,489,056	8,243,254	5,743,058
Total	**10,357,268**	**9,091,204**	**6,223,039**
Accumulated depreciation	(3,647,448)	(3,009,777)	(2,518,392)
Net capitalized costs [3]	**6,709,820**	**6,081,427**	**3,704,647**

[1] In 2009, capitalized costs included the acquired asset Kultuk in Kazakhstan.
[2] In 2009, the Australian assets Jabiru and Challis were sold.
[3] In 2008, costs for the signature bonuses and compensation payments for the prolongation of the Libyan licenses were capitalized (EUR 485 mn).
In 2008, capitalized costs of New Zealand, asset Maari, were diminished by stand-by fees for the FPSO and drilling rig amounting to EUR 28 mn. Costs were booked with effect to P&L instead.
In 2008, the UK asset Dunlin was sold.
In 2007, capitalized costs included EUR 14 mn for asssets held for sale in the UK.

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities. Costs incurred in foreign currencies have been converted using the average foreign exchange rate of the year.

Costs incurred — EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2009								
Acquisition of proved properties [1]	–	–	–	1,195	–	–	–	**1,195**
Acquisition of unproved properties [2]	–	9,356	–	–	–	–	–	**9,356**
Decommissioning costs	9,487	6,137	–	–	–	–	–	**15,624**
Exploration costs [3,4]	8,278	54,041	47,769	64,690	30,293	3,137	–	**208,207**
Development costs	119,377	686,061	47,624	73,143	63,605	99,126	–	**1,088,936**
Costs incurred	**137,141**	**755,594**	**95,393**	**139,029**	**93,899**	**102,262**	–	**1,323,319**
2008								
Acquisition of proved properties [1]	–	–	–	461,419	–	–	–	**461,419**
Acquisition of unproved properties	–	–	–	–	–	–	–	**–**
Decommissioning costs	7,686	1,532	–	–	–	–	–	**9,218**
Exploration costs [3]	25,794	183,634	50,322	93,217	25,406	9,219	–	**387,590**
Development costs [5]	247,537	1,275,351	61,302	68,979	69,428	117,282	–	**1,839,879**
Costs incurred	**281,016**	**1,460,517**	**111,624**	**623,615**	**94,834**	**126,500**	–	**2,698,106**

Costs incurred EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2007								
Acquisition of proved properties	—	—	—	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	—	—	—	—
Decommissioning costs	7,480	—	—	234	—	—	—	**7,714**
Exploration costs	13,527	160,218	54,189	17,093	53,401	32,862	—	**331,289**
Development costs [5]	214,979	782,839	66,470	58,872	30,376	92,346	—	**1,245,883**
Costs incurred	**235,987**	**943,057**	**120,659**	**76,199**	**83,777**	**125,208**	—	**1,584,887**

[1] The amount represents the costs for signature bonuses and compensation payments for the prolongation of the Libyan licenses.
[2] The amount represents the acquisition costs of the asset Kultuk in Kazakhstan.
[3] In Norway, exploration represents the costs less a 78 % refund of the deductible costs.
[4] In addition to the total exploration costs, appraisal expenditures amounting to EUR 35 mn were incurred.
[5] In 2008, development costs of Petrom included the purchase of the oil service business from Petromservice.
In 2007, development costs included EUR 14 mn from assets held for sale in the UK.

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. The results of oil and gas activities should not be equated to net income since interest costs, general corporate overhead costs and other costs are not allocated. Income taxes are hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carryforwards.

Results of operations of oil and gas producing activities EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2009								
Sales to unaffiliated parties	33,442	154,092	63,879	327,783	83,197	129,034	—	**791,427**
Intercompany sales and sales to affiliated parties	532,843	1,779,341	2,982	285,592	86,590	157,726	—	**2,845,074**
Result from asset sales [1]	643	(1,689)	—	12	28	9,159	—	**8,153**
	566,927	**1,931,744**	**66,862**	**613,387**	**169,815**	**295,919**	—	**3,644,654**
Production costs	(102,566)	(750,483)	(34,840)	(47,354)	(27,758)	(34,957)	—	**(997,958)**
Royalties	(58,066)	(135,225)	—	—	(1,990)	(31,495)	—	**(226,776)**
Exploration expenses	(7,817)	(67,257)	(45,800)	(85,525)	(18,067)	(6,171)	—	**(230,636)**
Depreciation, amortisation and impairment losses [2]	(78,389)	(333,715)	(43,441)	(79,436)	(31,697)	(94,606)	—	**(661,283)**
Other costs	(1,139)	(8,948)	(204)	(11,219)	1,024	(2,400)	—	**(22,885)**
	(247,976)	**(1,295,627)**	**(124,284)**	**(223,533)**	**(78,488)**	**(169,629)**	—	**(2,139,537)**
Results before income taxes	**318,952**	**636,117**	**(57,423)**	**389,854**	**91,328**	**126,289**	—	**1,505,117**
Income taxes [3]	(80,256)	(114,085)	10,605	(323,097)	(24,695)	(45,884)	—	**(577,412)**
Results from oil and gas properties	**238,695**	**522,031**	**(46,818)**	**66,758**	**66,633**	**80,405**	—	**927,704**
Storage fee [5]	46,672	—	—	—	—	—	—	**46,672**

Results of operations of oil and gas producing activities EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania[6]	South America	Total
2008								
Sales to unaffiliated parties	4,175	182,924	173,325	304,309	88,844	213,600	–	967,177
Intercompany sales and sales to affiliated parties	706,721	2,427,918	–	734,649	65,521	–	–	3,934,810
Result from asset sales[1]	(452)	(1,375)	7,676	–	9	(1)	–	5,858
	710,444	**2,609,467**	**181,001**	**1,038,959**	**154,374**	**213,599**	–	**4,907,845**
Production costs	(102,432)	(901,012)	(35,088)	(43,885)	(18,470)	(30,106)	–	(1,130,993)
Royalties	(97,346)	(199,340)	–	(2,298)	(4,383)	(27,514)	–	(330,881)
Exploration expenses	(21,459)	(145,166)	(35,061)	(40,711)	(38,251)	(9,218)	–	(289,866)
Depreciation, amortisation and impairment losses[2]	(51,617)	(314,198)	(18,840)	(73,468)	(19,934)	(31,219)	–	(509,275)
Other costs[6]	(398)	7,769	(1,871)	17,344	866	(28,850)	153	(4,987)
	(273,252)	**(1,551,946)**	**(90,859)**	**(143,018)**	**(80,172)**	**(126,907)**	**153**	**(2,266,002)**
Results before income taxes	**437,192**	**1,057,521**	**90,141**	**895,940**	**74,203**	**86,692**	**153**	**2,641,843**
Income taxes[3]	(117,274)	(186,405)	(26,366)	(437,338)	(16,095)	(15,623)	(60)	(799,163)
Results from oil and gas properties	**319,918**	**871,116**	**63,775**	**458,602**	**58,107**	**71,068**	**93**	**1,842,680**
Storage fee[5]	42,755	–	–	–	–	–	–	42,755
2007								
Sales to unaffiliated parties	(1,280)	142,341	165,298	138,301	81,918	169,676	–	696,255
Intercompany sales and sales to affiliated parties	535,693	2,115,987	–	649,725	26,963	–	–	3,328,368
Result from asset sales[1]	50	113	–	13,758	4	(2)	–	13,923
	534,463	**2,258,441**	**165,298**	**801,784**	**108,886**	**169,674**	–	**4,038,545**
Production costs	(97,367)	(903,964)	(28,877)	(58,255)	(13,865)	(26,146)	–	(1,128,474)
Royalties	(62,958)	(159,195)	–	(7,413)	(10,841)	(7,430)	–	(247,836)
Exploration expenses	(13,527)	(116,943)	(44,427)	(11,580)	(15,018)	(19,702)	–	(221,197)
Depreciation, amortisation and impairment losses[2]	(48,191)	(219,048)	(48,206)	(54,905)	(19,656)	(48,203)	–	(438,210)
Other costs	(342)	132	(3,299)	(1,400)	827	45	(847)	(4,886)
	(222,385)	**(1,399,018)**	**(124,809)**	**(133,553)**	**(58,553)**	**(101,437)**	**(847)**	**(2,040,602)**
Results before income taxes	**312,077**	**859,424**	**40,488**	**668,231**	**50,333**	**68,237**	**(847)**	**1,997,944**
Income taxes[3]	(80,503)	(135,491)	(25,287)	(280,538)	(16,913)	(808)	–	(539,541)
Results from oil and gas properties[4]	**231,574**	**723,933**	**15,201**	**387,693**	**33,420**	**67,429**	**(847)**	**1,458,403**
Storage fee[5]	40,556	–	–	–	–	–	–	40,556

[1] The Australian assets Jabiru and Challis were sold in 2009. The UK asset Dunlin was sold in 2008. The Tunisian asset Chergui was sold in 2007.

[2] 2009: Depreciation contains a write-off in the UK (EUR 26 mn).
2008: Depreciation contains a write-off in Russia (EUR 26 mn).
2007: Depreciation contains a write-off in the UK (EUR 21 mn).

[3] Income taxes do not include deferred taxes. Income taxes in the Rest of Europe include corporation tax and Petroleum Revenue Tax (PRT). The PRT liability arises from the net cash flow of several producing fields in the UK. Income tax in North Africa includes amounts payable under a tax paid cost (TPC) system for certain OMV interests in Libya and field specific taxes in Tunisia, which are not fully related to profits. During 2008, the TPC system has been replaced by tax bearing EPSA contracts. For Petrom, the income tax is hypothetically calculated with an assumed tax rate of 16%.

[4] In 2007, EUR 3 mn are included from assets held for sale in the UK.

[5] Inter-segmental rental fees before taxes received from the G&P segment for providing gas storage capacities.

[6] In 2008, other costs in New Zealand include expensed stand-by fees for the Maari FPSO and drilling rig.

d) Oil and gas reserve quantities

Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.

Proved developed reserves are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the costs of the required equipment is relatively minor compared with the cost of a new well and through installed extraction equipment and infrastructure operational at the time of the reserves estimate. It should be reasonably certain that the required future expenditure will be made to safeguard existing equipment within the current budget.

Proved undeveloped reserves are those proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion or substantial new investment is required in order to safeguard or replace ageing facilities.

Crude oil and NGL mn bbl

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
Proved developed and undeveloped reserves as of January 1, 2007	**56.0**	**544.1**	**17.0**	**92.0**	**8.0**	**21.3**	**–**	**738.4**
Revisions of previous estimates	5.9	(4.3)	–	10.8	2.0	1.9	–	**16.2**
Purchases	–	–	–	–	–	–	–	**–**
Disposal	–	–	–	(0.1)	–	–	–	**(0.1)**
Extensions and discoveries	0.2	2.6	0.5	0.3	–	–	–	**3.6**
Production	(6.2)	(34.0)	(2.6)	(14.6)	(0.6)	(1.8)	–	**(59.8)**
Proved developed and undeveloped reserves as of December 31, 2007 [1]	**55.9**	**508.3**	**14.8**	**88.5**	**9.3**	**21.4**	**–**	**698.3**
Revisions of previous estimates	1.1	2.1	1.3	43.5	5.2	0.4	–	**53.7**
Purchases	–	–	–	–	–	–	–	**–**
Disposal	–	–	(0.6)	–	–	–	–	**(0.6)**
Extensions and discoveries	0.5	5.4	–	–	–	–	–	**5.8**
Production	(6.1)	(34.4)	(1.8)	(15.7)	(1.2)	(1.7)	–	**(60.9)**
Proved developed and undeveloped reserves as of December 31, 2008	**51.4**	**481.4**	**13.8**	**116.3**	**13.3**	**20.1**	**–**	**696.4**
Revisions of previous estimates	5.6	10.1	1.0	9.3	8.8	5.1	–	**39.8**
Purchases	–	–	–	–	–	–	–	**–**
Disposal	–	–	–	–	–	(0.3)	–	**(0.3)**
Extensions and discoveries	0.1	0.1	1.4	–	–	–	–	**1.6**
Production	(6.4)	(33.5)	(1.4)	(13.5)	(2.3)	(5.5)	–	**(62.6)**
Proved developed and undeveloped reserves as of December 31, 2009	**50.8**	**458.1**	**14.8**	**112.1**	**19.8**	**19.4**	**–**	**674.9**
Proved developed reserves								
as of December 31, 2007	49.1	374.3	13.4	78.0	9.3	6.0	–	**530.3**
as of December 31, 2008	45.4	368.1	11.8	105.4	9.2	5.7	–	**545.5**
as of December 31, 2009	45.4	371.4	10.4	103.7	12.5	19.4	–	**562.9**

[1] In 2007, 0.6 mn bbl included from assets held for sale in the UK.

Gas							bcf
	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	Total
Proved developed and undeveloped reserves as of January 1, 2007	**544.4**	**2,144.0**	**37.3**	**19.6**	**225.2**	**100.6**	**3,071.1**
Revisions of previous estimates	24.3	133.0	0.3	—	(46.1)	24.0	135.5
Purchases	—	—	—	—	—	—	—
Disposals	—	—	—	(19.6)	—	—	(19.6)
Extensions and discoveries	1.0	11.7	—	—	—	—	12.7
Production	(48.9)	(205.2)	(7.1)	—	(40.1)	(20.3)	(321.6)
Proved developed and undeveloped reserves as of December 31, 2007	**520.8**	**2,083.5**	**30.5**	**—**	**139.0**	**104.3**	**2,878.2**
Revisions of previous estimates	15.5	216.5	4.3	—	3.4	(0.6)	239.1
Purchases	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—
Extensions and discoveries	3.9	12.2	—	—	—	—	16.1
Production	(46.1)	(198.3)	(6.2)	—	(37.2)	(20.1)	(308.0)
Proved developed and undeveloped reserves as of December 31, 2008	**494.0**	**2,113.9**	**28.5**	**—**	**105.1**	**83.6**	**2,825.2**
Revisions of previous estimates	(1.3)	205.2	7.0	—	18.5	60.2	289.6
Purchases	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—
Extensions and discoveries	1.1	10.4	1.0	—	15.6	—	28.1
Production	(50.1)	(188.2)	(5.5)	—	(31.4)	(22.1)	(297.2)
Proved developed and undeveloped reserves as of December 31, 2009 [1]	**443.8**	**2,141.3**	**31.0**	**—**	**107.8**	**121.8**	**2,845.7**
Proved developed reserves							
as of December 31, 2007	328.3	1,529.3	29.9	—	78.8	89.7	2,056.0
as of December 31, 2008	309.3	1,673.4	27.9	—	51.9	83.7	2,146.1
as of December 31, 2009	283.2	1,691.5	27.3	—	42.4	121.8	2,166.2

[1] Including approximately 92 bcf of cushion gas held in storage reservoirs.

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the prevailing economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production volumes, including cushion gas held in storage reservoirs – assuming that the future production is sold at prices used in estimating year-end quantities of proved reserves (12 month average price). Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs without consideration of inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year. The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

Standardized measure of discounted future net cash flows EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2009								
Future cash inflows	4,522,865	24,572,809	731,308	4,853,257	1,120,739	1,408,254	–	**37,209,232**
Future production and decommissioning costs	(2,659,119)	(18,891,466)	(464,465)	(971,521)	(195,571)	(709,334)	–	**(23,891,476)**
Future development costs	(608,084)	(1,565,785)	(41,781)	(287,611)	(292,624)	(18,161)	–	**(2,814,047)**
Future net cash flows, before income taxes	**1,255,662**	**4,115,559**	**225,061**	**3,594,125**	**632,543**	**680,758**	–	**10,503,709**
Future income taxes	(333,476)	(383,597)	(126,766)	(2,622,767)	(191,589)	(202,443)	–	**(3,860,637)**
Future net cash flows, before discount	**922,186**	**3,731,962**	**98,296**	**971,358**	**440,955**	**478,315**	–	**6,643,072**
10% annual discount for estimated timing of cash flows	(347,814)	(1,790,831)	3,833	(263,701)	(156,112)	(63,786)	–	**(2,618,411)**
Standardized measure of discounted future net cash flows	**574,372**	**1,941,131**	**102,129**	**707,656**	**284,842**	**414,530**	–	**4,024,661**
2008 [1]								
Future cash inflows	5,158,050	18,733,816	472,570	4,145,767	807,280	1,110,593	–	**30,428,076**
Future production and decommissioning costs	(2,618,440)	(16,453,654)	(231,415)	(876,179)	(249,876)	(419,365)	–	**(20,848,928)**
Future development costs	(965,910)	(627,117)	(6,689)	(656,210)	(371,523)	(327,680)	–	**(2,955,129)**
Future net cash flows, before income taxes	**1,573,700**	**1,653,046**	**234,466**	**2,613,379**	**185,881**	**363,548**	–	**6,624,019**
Future income taxes	(513,050)	(108,379)	(159,959)	(1,942,854)	(140,622)	(114,788)	–	**(2,979,652)**
Future net cash flows, before discount	**1,060,650**	**1,544,667**	**74,506**	**670,524**	**45,259**	**248,760**	–	**3,644,367**
10% annual discount for estimated timing of cash flows	(345,475)	(838,828)	15,850	(312,730)	(49,808)	(95,976)	–	**(1,626,967)**
Standardized measure of discounted future net cash flows	**715,175**	**705,839**	**90,357**	**357,795**	**(4,549)**	**152,784**	–	**2,017,400**

Standardized measure of discounted future net cash flows EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2007								
Future cash inflows	6,284,329	36,445,869	1,108,131	5,565,030	868,509	1,770,763	–	**52,042,630**
Future production and decommissioning costs	(2,380,752)	(18,821,248)	(420,009)	(705,241)	(322,482)	(794,393)	–	**(23,444,125)**
Future development costs	(622,068)	(904,277)	(21,083)	(146,872)	(36,473)	(302,228)	–	**(2,033,000)**
Future net cash flows, before income taxes	**3,281,508**	**16,720,344**	**667,039**	**4,712,917**	**509,554**	**674,142**	–	**26,565,505**
Future income taxes	(1,376,479)	(4,335,324)	(374,132)	(1,411,543)	(148,640)	(231,403)	–	**(7,877,521)**
Future net cash flows, before discount	**1,905,029**	**12,385,020**	**292,908**	**3,301,374**	**360,914**	**442,739**	–	**18,687,984**
10% annual discount for estimated timing of cash flows	(668,956)	(6,411,501)	(63,622)	(915,073)	(109,309)	(88,102)	–	**(8,256,562)**
Standardized measure of discounted future net cash flows	**1,236,073**	**5,973,519**	**229,286**	**2,386,300**	**251,606**	**354,638**	–	**10,431,421**

[1] Adjusted (e.g. for renewed/extended contract terms).

f) Changes in the standardized measure of discounted future net cash flows

Changes in the standardized measure of discounted future net cash flows EUR 1,000

	2009	2008	2007
Beginning of year	**2,017,400**	**10,431,421**	**7,914,729**
Oil and gas sales and transfers produced, net of production costs	(1,223,735)	(2,835,191)	(1,979,051)
Net change in prices and production costs	2,689,054	(9,759,533)	4,443,856
Net change due to purchases and sales of minerals in place	4,488	5,069	13,764
Net change due to extensions and discoveries	53,096	37,168	107,541
Development and decommissioning costs incurred during the period	942,506	749,872	844,777
Changes in estimated future development and decommissioning costs	(772,749)	(830,922)	(336,137)
Revisions of previous reserve estimates	752,009	1,086,507	738,436
Accretion of discount	203,430	923,306	725,496
Net change in income taxes	(603,069)	2,789,702	(1,682,083)
Other [1]	(37,768)	(580,000)	(359,907)
End of year [2]	**4,024,661**	**2,017,400**	**10,431,421**

[1] The impact of movements in foreign exchange rates versus the EUR is reflected in the line Other.
[2] In 2007, EUR 5 mn are included from assets held for sale in the UK.

Vienna, March 23, 2010

The Executive Board



Wolfgang Ruttenstorfer
Chairman



Gerhard Roiss
Deputy Chairman



Werner Auli



David C. Davies



Helmut Langanger

Abbreviations and definitions

ACC Austrian Commercial Code

ACCG Austrian Code of Corporate Governance

AGM Annual General Meeting

bbl, bbl/d barrels (1 barrel equals approximately 159 liters), barrels per day

bcf, bcm billion standard cubic feet (60 °F/16 °C), billion cubic meters (32 °F/0 °C)

Bitumen is produced when high grade crude oil is distilled. It is used to surface roads, and in roofing and insulation materials.

bn billion

boe, boe/d barrels of oil equivalent, boe per day

CAPEX Capital Expenditure

capital employed equity including minorities plus net debt and provisions for pensions, less securities used for asset coverage of pension provisions

cbm, cf standard cubic meters, standard cubic feet

Co&O Corporate and Other

E&P Exploration and Production

EBIT Earnings Before Interest and Taxes

EPS Earnings Per Share

EPSA Exploration and Production Sharing Agreement

equity ratio stockholders' equity divided by balance sheet total expressed as a percentage

EU, EUR, TEUR European Union, euro, thousand euros

F&D (finding and development) cost total exploration expenses divided by changes in proved reserves (extensions, discoveries and revisions of previous estimates)

G&P Gas and Power

gearing ratio net debt divided by stockholders' equity expressed as a percentage

H1, H2 first, second half of the year

HSE Health, Safety, Security and Environment

IASs, IFRSs International Accounting Standards, International Financial Reporting Standards

LNG Liquefied Natural Gas

LTIR Lost Time Injury Rate

mn million

monomers collective term for ethylene and propylene

MW megawatt

n.a., n.m. not available, not meaningful

net debt financial liabilities including financial lease liabilities less liquid funds (cash and cash equivalents)

net income net operating profit after interest, tax and extraordinary items

NGL Natural Gas Liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

NOC National Oil Corporation

NOPAT Net Operating Profit After Tax; profit on ordinary activities after taxes plus net interest on net borrowings and interest on pensions, less extraordinary result +/– tax effect of adjustments

OPEX Operating Expenditures; production cost, cost of material and personnel during production excluding royalties

payout ratio total dividend payment divided by net income after minorities expressed as a percentage

Petajoule 1 P. corresponds to approx. 278 mn kilowatt hours

polyolefins monomers in the chain shape; collective term for polyethylene and polypropylene

ppm parts per million

PRT, PRRT Petroleum Revenue Tax, Petroleum Resource Rent Tax – these taxes exist in the UK and Australia

Q1, Q2, Q3, Q4 first, second, third, fourth quarter of the year

R&M Refining and Marketing including petrochemicals

reserve replacement cost exploration, development and maintenance expenditures including acquisition costs

ROACE Return On Average Capital Employed; NOPAT divided by average capital employed expressed as a percentage

ROE Return On Equity; net income for the year divided by average stockholders' equity expressed as a percentage

ROfA Return On fixed Assets; EBIT divided by average intangible and tangible assets expressed as a percentage

RON new Romanian leu

RRR Reserve Replacement Rate; total changes in reserves exclusive production divided by total production

sales revenues sales excluding petroleum excise tax

SEC United States Securities and Exchange Commission

SFAS Statement on Financial Accounting Standards

t, toe metric tonne, tonne of oil equivalent

TRIR Total Recordable Injury Rate

USD, TUSD US dollar, thousand US dollar

For more abbreviations and definitions please visit www.omv.com.

Five-year summary

Five-year summary					EUR mn
	2009	2008	2007	2006	2005
Sales	17,917	25,543	20,042	18,970	15,580
Earnings before interest and taxes (EBIT)	1,410	2,340	2,184	2,061	1,958
Income from ordinary activities	1,182	2,309	2,412	2,156	1,948
Taxes on income	(465)	(780)	(569)	(506)	(488)
Net income before minorities	717	1,529	1,843	1,658	1,496
Net income after minorities	572	1,374	1,579	1,383	1,256
Clean CCS EBIT [1]	1,418	3,405	–	–	–
Clean CCS net income after minorities [1]	596	1,942	–	–	–
Balance sheet total	21,415	21,376	21,250	17,804	15,451
Equity	10,035	9,363	10,340	9,176	7,694
Net debt	3,314	3,448	2,453	630	(126)
Average capital employed	13,639	13,341	11,735	9,120	7,495
Cash flow from operations	1,847	3,214	2,066	2,027	2,108
Capital expenditure	2,355	3,547	4,118	2,518	1,439
Depreciation	1,325	1,293	977	810	794
Earnings before interest, taxes and depreciation (EBITD)	2,734	3,633	3,161	2,877	2,752
Net operating profit after tax (NOPAT)	815	1,624	1,869	1,682	1,492
Return on average capital employed (ROACE)	6%	12%	16%	18%	20%
Return on equity (ROE)	7%	16%	19%	20%	22%
Stockholders' equity to total assets	47%	44%	49%	52%	50%
Gearing ratio	33%	37%	24%	7%	(2)%
Dividend per share [2] in EUR	1.00	1.00	1.25	1.05	0.90
Earnings per share in EUR	1.91	4.60	5.29	4.64	4.21
Clean CCS earnings per share in EUR [1]	1.99	6.50	–	–	–
Employees as of December 31	34,676	41,282	33,665	40,993	49,919

[1] Clean CCS figures exclude inventory holding effects resulting from the fuels refineries. The CCS result is reported since 2009; for reasons of comparability 2008 numbers have been adjusted accordingly.
[2] 2009: Proposal to the Annual General Meeting in 2010.